   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 25,2000
                                                      REGISTRATION NO. 333-42980
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                      ------------------------------------
                           QUEENS COUNTY BANCORP, INC.
             (Exact Name of Registrant as Specified in its Charter)

        DELAWARE                          6712                         06-1377322
(State of Incorporation)      (Primary Standard Industrial          (I.R.S. Employer
                               Classification Code Number)       Identification Number)

                                38-25 MAIN STREET
                            FLUSHING, NEW YORK 11354
                                 (718) 359-6400
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                      ------------------------------------

                               JOSEPH R. FICALORA
                                38-25 MAIN STREET
                            FLUSHING, NEW YORK 11354
                                 (718) 359-6400
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                      ------------------------------------
                                   Copies to:

           MARK J. MENTING, ESQ.                OMER S. J. WILLIAMS, ESQ.
            SULLIVAN & CROMWELL                  THACHER PROFFITT & WOOD
              125 BROAD STREET             TWO WORLD TRADE CENTER, 39TH FLOOR
          NEW YORK, NEW YORK 10004              NEW YORK, NEW YORK 10048
               (212) 558-4000                        (212) 912-7400

                      ------------------------------------

      APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO
THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                      ------------------------------------
    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with
General Instruction G, check the following box. [ ]

----------------------------------------------------------------------------------------------------------------------------------
                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED MAXIMUM
                                                                    OFFERING PRICE           PROPOSED
  TITLE OF EACH CLASS OF SECURITIES TO BE          AMOUNT            PER SHARE OF        MAXIMUM AGGREGATE         AMOUNT OF
                REGISTERED                    TO BE REGISTERED        COMMON STOCK        OFFERING PRICE      REGISTRATION FEE (2)
----------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01 per share,       10,120,130 (2)             N/A             $225,805,400.63     $59,613 (3)
together with Preferred Stock Purchase
Rights, if any (1)
----------------------------------------------------------------------------------------------------------------------------------
(1) As of the date hereof, rights to purchase Series A Junior Participating
Preferred Stock issued pursuant to the Rights Agreement, dated as of January 16,
1996, between Queens and ChaseMellon Shareholder Services, LLC, as Rights Agent,
(the "Rights") are attached to and trade with the common stock, par value $0.01 per share of Queens County Bancorp, Inc. The value of the attributable Rights, if any, is reflected in the market price of Queens common stock.

(2)  Previously paid.

(3) Represents maximum number of shares of Queens common stock, including associated Rights, estimated to be issuable upon the consummation of the merger of Haven Bancorp, Inc. ("Haven"), a Delaware corporation, with and into Queens
County Bancorp, Inc. ("Queens"), a Delaware corporation, based on the number of shares of Haven common stock, par value $0.01 per share, outstanding, or reserved for issuance under various plans, immediately prior to the merger and the exchange of each such share of Haven common stock for 1.04 shares of Queens common stock.

(4) Pursuant to Rules 457 (f) and 457 (c) under the Securities Act of 1933, as amended, the registration fee is based on the average of the high and low sales prices of Haven common stock, as reported on the NASDAQ National Market System on July 26, 2000, and computed based on the estimated maximum number of such shares that may be exchanged for the Queens common stock being registered.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

         [QUEENS LETTERHEAD]                             [HAVEN LETTERHEAD]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

         The boards of directors of Haven Bancorp, Inc. and Queens County
Bancorp, Inc. have unanimously approved a merger agreement that provides for the merger of Haven with and into Queens, with Queens as the surviving corporation.
This transaction provides Haven and Queens stockholders with growth and opportunities that would not have been available on a stand alone basis.

         IN THE MERGER, HAVEN STOCKHOLDERS WILL RECEIVE 1.04 SHARES OF QUEENS
COMMON STOCK FOR EACH SHARE OF HAVEN COMMON STOCK. THE IMPLIED VALUE OF ONE
SHARE OF HAVEN COMMON STOCK ON o, 2000, THE LAST PRACTICABLE TRADING DATE BEFORE
THE DISTRIBUTION OF THIS DOCUMENT, WAS [$O], BASED ON THE CLOSING PRICE OF
QUEENS COMMON STOCK ON THAT DATE AS REPORTED ON THE NASDAQ NATIONAL MARKET,
WHERE SHARES OF QUEENS COMMON STOCK ARE LISTED UNDER THE SYMBOL "QCSB." This
value will fluctuate prior to completion of the merger and, if you are a Haven stockholder, you will not know the value of what you will receive in the merger when you vote.

         After completion of the merger, we expect that current Queens stockholders will own approximately 68% of the combined company and Haven stockholders will own approximately 32% of the combined company.

         Haven stockholders generally will not recognize any gain or loss on the exchange of shares of Haven common stock for shares of Queens common stock, except to the extent of cash received in lieu of fractional shares. Please read carefully the discussion in "Material Federal Income Tax Consequences" on page
o.

         In order to complete our merger, the boards of directors of Haven and
Queens have each called special meetings of stockholders to be held on o, 2000 at [10:00 a.m.], local time, at which Haven stockholders will be asked to approve and adopt the merger agreement and Queens stockholders will be asked to approve and adopt the merger agreement and to approve an amendment to the Queens certificate of incorporation which will effect a change of the name of Queens
County Bancorp, Inc. to "New York Community Bancorp, Inc." Approval of the
amendment to Queens' certificate of incorporation is not a condition to completing the merger, but approving and adopting the merger agreement will result in the name change being effected anyway.

         YOUR VOTE IS IMPORTANT. We cannot complete the merger unless we receive the necessary approvals from our stockholders at the stockholders' meetings.
Whether or not you plan to attend your stockholders' meeting, please take the time to submit your proxy with voting instructions in accordance with the instructions contained in this document. The places, dates and times of the special meetings are as follows:

        FOR HAVEN STOCKHOLDERS:                   FOR QUEENS STOCKHOLDERS:
                o, 2000                                    o, 2000
         10:00 a.m., local time                    10:00 a.m., local time
                   o                            Sheraton LaGuardia East Hotel
                   o                                 135-20 39th Avenue
              o, New York                            Flushing, New York

         This document describes the stockholder meetings, the merger, the documents related to the merger and other related matters. PLEASE READ THIS
ENTIRE DOCUMENT CAREFULLY.

----------------------------------------------------------------------------------------
         Philip S. Messina                            Joseph R. Ficalora
Chairman and Chief Executive Officer     Chairman, President and Chief Executive Officer
        Haven Bancorp, Inc.                       Queens County Bancorp, Inc.
----------------------------------------------------------------------------------------

         Queens common stock is quoted on the Nasdaq National Market under the symbol "QCSB." Haven common stock is quoted on the Nasdaq National Market under the symbol "HAVN." Queens common stock will be quoted on the Nasdaq National
Market after the merger under the symbol "NYCB."

--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED THE QUEENS STOCK TO BE ISSUED IN THE
MERGER AND UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY
STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.

THE SHARES OF QUEENS STOCK TO BE ISSUED IN THE MERGER ARE NOT SAVINGS OR DEPOSIT
ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT
INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL
AGENCY.
--------------------------------------------------------------------------------

         The date of this Joint Proxy Statement/Prospectus is o, 2000, and it is first being mailed or otherwise delivered to Queens stockholders and Haven stockholders on or about o, 2000.

                               HAVEN BANCORP, INC.

                               615 MERRICK AVENUE
                            WESTBURY, NEW YORK 11590

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Haven Bancorp, Inc.:

         NOTICE IS HEREBY GIVEN that a special meeting of Haven stockholders will be held at o, New York at [10:00] a.m. on o, 2000. The purpose of the Haven special meeting is to consider and to vote upon the following matters:

         o    a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 27, 2000, between Queens County Bancorp, Inc. and
              Haven Bancorp, Inc., pursuant to which Haven will be merged with and into Queens; and

         o    such other business as may properly come before the special meeting of stockholders or any adjournment or postponement thereof.

         In the merger, Queens will be the surviving corporation, and it will change its name to New York Community Bancorp, Inc. You will receive 1.04 shares of Queens stock for each share of Haven stock that you own. Your attention is directed to the proxy statement/prospectus accompanying this notice for a complete discussion of the merger. A copy of the merger agreement is included as
Appendix A to the accompanying joint proxy statement/prospectus.

         The Haven board of directors has fixed the close of business on o, 2000 as the record date for the Haven special meeting, and only Haven stockholders of record at such time will be entitled to notice of and to vote at the Haven special meeting or any adjournment or postponement thereof. In order for the merger agreement to be approved and adopted, the holders of a majority of the
Haven shares outstanding and entitled to vote thereon on the record date must vote in favor of the merger agreement. THEREFORE, YOUR VOTE IS VERY IMPORTANT. A complete list of Haven stockholders entitled to vote at the Haven special meeting will be made available for inspection by any Haven stockholder for ten days prior to the Haven special meeting at the principal executive offices of
Haven and at the time and place of the Haven special meeting.

         All Haven stockholders entitled to notice of, and to vote at, the Haven special meeting are cordially invited to attend the special meeting. HOWEVER, TO
ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, PLEASE SUBMIT YOUR PROXY WITH
VOTING INSTRUCTIONS. YOU MAY SUBMIT YOUR PROXY WITH VOTING INSTRUCTIONS BY MAIL
IF YOU PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD IN
THE ENCLOSED SELF-ADDRESSED, STAMPED ENVELOPE. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Haven common stock who is present at the Haven special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the Haven special meeting.

         HAVEN'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND ADOPTED THE
MERGER AGREEMENT AND RECOMMENDS THAT HAVEN STOCKHOLDERS VOTE "FOR" APPROVAL OF
THE MERGER AGREEMENT.

--------------------------------------------------------------------------------
         Your Vote Is Important. Please Complete, Sign, Date and Return Your
Proxy Card Promptly, Whether or Not You Plan to Attend the Special Meeting.
--------------------------------------------------------------------------------

                                          BY ORDER OF THE BOARD OF DIRECTORS,

                                          Mark A. Ricca, Esq.
                                          Corporate Secretary

Westbury, New York
o, 2000

                           QUEENS COUNTY BANCORP, INC.

                                38-25 MAIN STREET
                            FLUSHING, NEW YORK 11354

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Queens County Bancorp, Inc.:

         NOTICE IS HEREBY GIVEN that a special meeting of Queens stockholders will be held at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing,
New York at [10:00] a.m., on o, 2000. The purpose of the Queens special meeting is to consider and to vote upon the following matters:

         o    a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 27, 2000, between Queens County Bancorp, Inc. and
              Haven Bancorp, Inc., pursuant to which Haven will be merged with and into Queens;

         o    a proposal to amend the Queens certificate of incorporation to change the name of Queens County Bancorp, Inc. to "New York
              Community Bancorp, Inc."; and

         o    such other business as may properly come before the Queens special meeting or any adjournment or postponement thereof.

         In the merger, Queens will be the surviving corporation, and it will change its name to "New York Community Bancorp, Inc." Your attention is directed to the joint proxy statement/prospectus accompanying this notice for a complete discussion of the merger. A copy of the merger agreement is included as Appendix
A to the accompanying proxy statement/prospectus.

         The Queens board of directors has fixed the close of business on o,
2000 as the record date for the Queens special meeting, and only Queens stockholders of record at such time will be entitled to receive notice of and to vote at the special meeting or any adjournment or postponement thereof. In order for the merger agreement to be adopted, and the amendment effecting the corporate name change to be approved, a majority of the shares of Queens stock outstanding and entitled to vote thereon on the record date must be voted in favor of the merger agreement and in favor of the corporate name change, respectively. THEREFORE, YOUR VOTE IS VERY IMPORTANT. A complete list of Queens stockholders entitled to vote at the Queens special meeting will be made available for inspection by any Queens stockholder for ten days prior to the
Queens special meeting at the principal executive offices of Queens and at the time and place of the Queens special meeting.

         All Queens stockholders entitled to notice of, and to vote at, the
Queens special meeting are cordially invited to attend the Queens special meeting in person. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE SPECIAL
MEETING, PLEASE SUBMIT YOUR PROXY WITH VOTING INSTRUCTIONS. YOU MAY SUBMIT YOUR
PROXY WITH VOTING INSTRUCTIONS BY MAIL IF YOU PROMPTLY COMPLETE, SIGN, DATE AND
RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED SELF-ADDRESSED, STAMPED
ENVELOPE. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Queens common stock who is present at the Queens special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the Queens special meeting.

         THE QUEENS BOARD OF DIRECTORS HAS UNANIMOUSLY ADOPTED THE MERGER
AGREEMENT AND RECOMMENDS THAT QUEENS STOCKHOLDERS VOTE "FOR" APPROVAL AND
ADOPTION OF THE MERGER AGREEMENT. THE QUEENS BOARD OF DIRECTORS HAS ALSO
UNANIMOUSLY ADOPTED A RESOLUTION SETTING FORTH THE PROPOSED CORPORATE NAME
CHANGE AND RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE AMENDMENT TO THE QUEENS
CERTIFICATE OF INCORPORATION.

--------------------------------------------------------------------------------
         Your Vote Is Important. Please Complete, Sign, Date and Return Your
Proxy Card Promptly, Whether or Not You Plan to Attend the Special Meeting.
--------------------------------------------------------------------------------

                                          BY ORDER OF THE BOARD OF DIRECTORS,

                                          Michael J. Lincks
                                          Corporate Secretary

Flushing, New York
o, 2000

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----

Haven's Financial Advisor Says the Exchange Ratio Is Fair, from a Financial Point of View, to Haven's

A Comparison of the Rights of Holders of Queens and Haven Stock; the Rights of Haven Stockholders will be

                                        i

   DISCUSSION OF ANTI-TAKEOVER PROTECTION IN QUEENS' CERTIFICATE OF

                                       ii

   Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition
      June 30, 2000..............................................................................................79

   Unaudited Pro Forma Combined Condensed Consolidated Statement of Income
      for the Year Ended December 31, 1999.......................................................................80

   Unaudited Pro Forma Combined Condensed Consolidated Statement of Income
      For the Six Months Ended June 30, 2000.....................................................................81

   Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS...........................................................................89

APPENDICES:

APPENDIX A      --   Agreement and Plan of Merger, dated as of June 27, 2000,
                     between Queens County Bancorp, Inc. and Haven Bancorp, Inc.................................A-1

APPENDIX B      --   Stock Option Agreement, dated as of June 27, 2000,

                                       iii

                      REFERENCES TO ADDITIONAL INFORMATION

                 This document incorporates important business and financial information about Queens and Haven from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

QUEENS COUNTY BANCORP, INC.                        HAVEN BANCORP, INC.
38-25 Main Street                                  615 Merrick Avenue
Flushing, NY  11354                                Westbury, NY  11590
Attention:  Vice President, Investor Relations     Attention:  Catherine Califano, Senior
Telephone:  (718) 359-6400                         Vice President and Chief Financial Officer
                                                   Telephone:  (516) 683-4483

                 You will not be charged for any of these documents that you request. Queens and Haven stockholders requesting documents should do so by o,
2000 in order to receive them before the special meetings.

              See "Where You Can Find More Information" on pages o.

--------------------------------------------------------------------------------

     QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS

Q:   WHAT DO I NEED TO DO NOW?

A:   After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. This will enable your shares to be represented and voted at the
     Queens special meeting or the Haven special meeting.

Q:   WHY IS MY VOTE IMPORTANT?

A:   If you do not return your proxy card or vote in person at the appropriate special meeting, it will be more difficult for Queens and Haven to obtain the necessary quorum to hold their special meetings. In addition, the failure of a Queens or a Haven stockholder to vote, by proxy or in person, will have the same effect as a vote against the merger agreement. The merger must be approved by the holders of a majority of the outstanding shares of Queens stock and Haven stock entitled to vote at the respective special meetings called for the purpose of voting on the proposal to approve and adopt the agreement and plan of merger.

Q:   IF MY SHARES ARE HELD IN STREET NAME BY MY BROKER, WILL MY BROKER
     AUTOMATICALLY VOTE MY SHARES FOR ME?

A:   No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the directions your broker provides.

Q:   WHAT IF I FAIL TO INSTRUCT MY BROKER?

A:   If you fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting broker non-vote will be counted toward a quorum at the respective special meeting, but it will have the same effect as a vote against the merger agreement.

Q:   CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A:   Yes. All stockholders are invited to attend their special meeting.
     Stockholders of record can vote in person at the special meeting. If a broker holds your shares in street name, then you are not the stockholder of record and you must ask your broker how you can vote at the special meeting.

Q:   CAN I CHANGE MY VOTE?

A:   Yes. If you have not voted through your broker, there are three ways you can change your vote after you have submitted your proxy card.

     o   First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy.

     o   Second, you may complete and submit a new proxy card. The latest vote actually received by Queens or Haven, as the case may be, before the stockholders meeting will be counted, and any earlier votes will be revoked.

     o   Third, you may attend the Queens special meeting, or the Haven special meeting, as the case may be, and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow directions you receive from your broker in order to change or revoke your vote.

Q:   IF I AM A HAVEN STOCKHOLDER, SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:   No. You should not send in your stock certificates at this time.

     Haven stockholders will need to exchange their Haven stock certificates for
     Queens County Bancorp, Inc. stock certificates after we complete the merger. We will send you instructions for exchanging Haven stock certificates at that time. Queens stockholders do not need to exchange their stock certificates as a result of the merger or the amendment to the
     Queens certificate of incorporation.

Q.   WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A:   We expect to complete the merger in the fourth quarter of fiscal year 2000.
     However, we

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     cannot assure you when or if the merger will occur. We must first obtain the approvals of our stockholders at the special meetings and the necessary regulatory approvals.

Q:   WHOM SHOULD I CALL WITH QUESTIONS?

A:   Queens stockholders should call the Queens County Bancorp, Inc. Investor
     Relations Department at (718) 359-6400 with any questions about the merger and related transactions.

     Haven stockholders should call Mark A. Ricca, Esq., Haven Bancorp, Inc.'s
     Corporate Secretary at (516) 683-4485 with any questions about the merger and related transactions.

--------------------------------------------------------------------------------

                                        2

--------------------------------------------------------------------------------

                                     SUMMARY

       This summary highlights selected information from this document. It does not contain all of the information that is important to you. We urge you to read carefully the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See "Where You Can
Find More Information" on pages o. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

INFORMATION ABOUT THE COMPANIES (PAGE o)

Queens County Bancorp, Inc.

Queens County Bancorp, Inc., also referred to as Queens, a Delaware corporation and bank holding company organized in 1993, is the parent holding company for
Queens County Savings Bank, a savings bank chartered in New York and subject to regulation by the New York State Banking Department and its deposit insurer, the
Federal Deposit Insurance Corporation. Queens County Savings Bank is a
community-oriented financial institution with operations in the greater metropolitan New York area. Queens County Savings Bank is primarily engaged in attracting retail deposits from the general public and investing those deposits, together with funds generated through operations, in the origination of mortgage loans on multi-family properties and one-to-four family homes. In addition, through Queens County Savings Bank, Queens also originates commercial real estate loans, construction loans, home equity loans and other consumer loans. At
June 30, 2000, Queens had total assets of $2.05 billion, deposits of $1.04 billion, total stockholders' equity of $134.7 million and had a market capitalization of $382.9 million.

Haven Bancorp, Inc.

Haven Bancorp, Inc., also referred to as Haven, a Delaware corporation organized in 1993, is the holding company for CFS Bank, formerly known as Columbia Federal
Savings Bank, a federally chartered stock savings bank. Haven is subject to regulation by its primary regulator, the Office of Thrift Supervision, and its deposit insurer, the Federal Deposit Insurance Corporation. Haven is headquartered in Westbury, New York, and its principal business currently consists of the operation of its wholly owned subsidiary, CFS Bank. CFS Bank's principal business has been and continues to be attracting retail deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, primarily in one- to four-family, owner-occupied residential mortgage loans. In addition, CFS Bank invests in debt, equity and mortgage-backed securities and other marketable securities to supplement its lending portfolio. Haven also has subsidiaries engaged in securities brokerage and insurance. At June 30, 2000, Haven had total assets of $2.93 billion, deposits of $2.15 billion, stockholders' equity of $108.6 million and had a market capitalization of $169.3 million.

THE MERGER; EXPECTED CLOSING TIME; TERMINATION OF THE MERGER AGREEMENT (PAGE o)

We are proposing a merger of Haven with and into Queens, with Queens as the surviving corporation. After the merger is completed, CFS Bank will be a subsidiary of Queens. Queens is also proposing a corporate name change for
Queens, so that Queens, and the surviving corporation, shall be called "New York
Community Bancorp, Inc."

HAVEN STOCKHOLDERS WILL RECEIVE 1.04 SHARES OF QUEENS COMMON STOCK PER SHARE
OF HAVEN COMMON STOCK (PAGE o)

As a result of the merger, each Haven stockholder will receive 1.04 shares of
Queens common stock for each share of Haven common stock held. We sometimes refer to this 1.04-to-1 ratio as the Haven exchange ratio. Upon completion of the merger, Queens stockholders will own approximately 68% of the combined company and Haven stockholders will own approximately 32% of the combined company. Generally, no fractional shares of Queens common stock will be issued in the merger. In lieu of fractional shares, Haven stockholders will receive an amount in cash based on the last reported sale price of Queens common stock on the trading day immediately prior to the date on which the merger is completed.

EXAMPLE: IF YOU HOLD 110 SHARES OF HAVEN COMMON STOCK, YOU WILL RECEIVE 114
SHARES OF QUEENS COMMON STOCK AND A CASH PAYMENT IN LIEU OF THE .4 OF A SHARE
THAT YOU OTHERWISE WOULD HAVE RECEIVED.

--------------------------------------------------------------------------------

                                        3

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COMPARATIVE MARKET PRICES AND SHARE INFORMATION (PAGES o AND o)

Queens common stock is included for quotation on the Nasdaq National Market under the symbol "QCSB." Haven common stock is included for quotation on the
Nasdaq National Market under the symbol "HAVN." The following table sets forth the closing sale prices of Queens stock and Haven stock as reported on the
Nasdaq National Market on June 27, 2000, the last trading day before we announced the merger, and for August o, 2000, the last practicable trading day before the date of this document. This table also shows the implied value of one share of Haven stock, which we calculated by multiplying the closing price of
Queens stock on those dates by 1.04.

                                        IMPLIED VALUE
                   QUEENS     HAVEN     OF ONE SHARE
                   COMMON     COMMON      OF HAVEN
                   STOCK      STOCK     COMMON STOCK
                   ------     ------    ------------
June 27, 2000      $18.125    $18.125   $18.85
o, 2000            $o         $o        $o

THE MARKET PRICES OF BOTH QUEENS STOCK AND HAVEN STOCK WILL FLUCTUATE PRIOR TO
THE MERGER. THEREFORE, YOU SHOULD OBTAIN CURRENT MARKET QUOTATIONS FOR QUEENS
STOCK AND HAVEN STOCK.

GENERALLY TAX-FREE TRANSACTION TO HAVEN STOCKHOLDERS (PAGE o)

Queens and Haven have received opinions from their respective legal counsel that, based upon certain assumptions and qualifications and certain representations of Queens and Haven, for federal income tax purposes, the merger will qualify as a "reorganization" within the meaning of section 368(a) of the
Internal Revenue Code of 1986, as amended, and, accordingly, that Haven stockholders will not recognize gain or loss upon the receipt of shares of
Queens common stock in exchange for shares of Haven common stock pursuant to the merger, except with respect to cash received in lieu of a fractional share of
Queens common stock.

This tax treatment may not apply to certain Haven stockholders and may depend on your specific situation and on variables not within our control. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

QUEENS' DIVIDEND POLICY (PAGE o)

During 1999 Queens paid cash dividends totaling $1.00. Queens currently pays a quarterly dividend of $0.25, which is expected to continue, although the Queens board of directors may change this dividend policy at any time.

OUR REASONS FOR THE MERGER (PAGES o AND o)

Our companies are proposing to merge because we believe that:

     o   by combining them we can create a stronger company that will provide significant benefits to our stockholders and customers alike;

     o   by bringing our customers and banking products together we can do a better job of increasing our combined revenues and earnings than we could if we did not merge; and

     o   the merger will strengthen the combined company's position as a competitor in the financial services industry, which is rapidly changing and growing more competitive.

HAVEN'S BOARD OF DIRECTORS RECOMMENDS STOCKHOLDER APPROVAL (PAGE o)

The board consulted with financial and other advisors and considered many factors in making its determination.

As a result, Haven's board of directors believes that the Haven exchange ratio is fair to Haven's stockholders and in the best interests of Haven and its stockholders and has unanimously adopted and approved the merger agreement.
Haven's board of directors unanimously recommends that Haven stockholders vote
"FOR" adoption and approval of the merger agreement.

HAVEN'S FINANCIAL ADVISOR SAYS THE EXCHANGE RATIO IS FAIR, FROM A FINANCIAL
POINT OF VIEW, TO HAVEN'S STOCKHOLDERS (PAGE o)

In deciding to approve the merger, the Haven board of directors considered the opinion of its financial advisor, Lehman Brothers Inc., which was given to
Haven's board of directors, that the exchange ratio of 1.04 shares of Queens common stock for each share of Haven common stock is fair to Haven's stockholders from a financial point of view. A copy of this opinion is attached to this

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                                        4

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document as Appendix D. Haven stockholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Lehman Brothers Inc. in providing its opinion. Haven has agreed to pay approximately $2.4 million to Lehman Brothers
Inc., approximately $1.9 million of which is payable upon the completion of the merger.

QUEENS' BOARD OF DIRECTORS RECOMMENDS STOCKHOLDER APPROVAL (PAGE o)

Queens' board of directors believes that the merger presents an excellent opportunity to combine and expand two complementary sets of banking operations.
The board consulted with financial and other advisors, considered many strategic and financial factors and determined that the merger would be beneficial to
Queens' strategic plans.

As a result, Queens' board of directors believes that the merger and the corporate name change are in the best interests of Queens and its stockholders and has unanimously adopted and approved the merger agreement and the corporate name change. Queens' board of directors unanimously recommends that Queens stockholders vote "FOR" adoption and approval of the merger agreement and the corporate name change.

QUEENS' FINANCIAL ADVISOR SAYS THE HAVEN EXCHANGE RATIO IS FAIR, FROM A
FINANCIAL POINT OF VIEW, TO QUEENS (PAGE o)

In deciding to approve the merger, the Queens board of directors considered the opinion of its financial advisor, Salomon Smith Barney, Inc., which has given an opinion to Queens' board of directors that the Haven exchange ratio is fair to
Queens from a financial point of view. A copy of this opinion is attached to this document as Appendix C. Queens stockholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney in providing its opinion. Queens has agreed to pay $1.1 million to Salomon Smith Barney, of which $850,000 is payable upon the completion of the merger.

NEITHER HAVEN NOR QUEENS STOCKHOLDERS HAVE APPRAISAL RIGHTS (PAGE o)

Both companies are incorporated under Delaware law. Under Delaware law, neither the stockholders of Queens nor the stockholders of Haven have any right to a court determination, in a proceeding known as an appraisal, of the fair value of their shares in connection with the merger.

THE MERGER AGREEMENT (PAGE o)

The merger agreement is attached as Appendix A to this document. We encourage you to read it in its entirety because it is the legal document governing the merger.

Merger Expected to Occur in Fourth Quarter of 2000 (page o)

The merger will occur only after all of the conditions to its completion have been satisfied or waived. Currently, we anticipate that the merger will occur in the fourth quarter of 2000.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page o)

As more fully described in this document and the merger agreement, the completion of the merger depends on a number of conditions being satisfied or waived, including receipt of stockholder and regulatory approvals and tax opinions.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page o)

We may agree to terminate the merger agreement before completing the merger, even after approval and adoption of the merger agreement by our stockholders, as long as the termination is approved by each of our boards of directors.

Also, either of us may decide to terminate the merger agreement before our stockholders vote if the other party fails to recommend the approval and adoption of the merger agreement to its stockholders.

In addition, either of us may decide to terminate the merger agreement, even after adoption of the merger agreement by our stockholders, if certain conditions in the merger agreement have not been met, such as obtaining the necessary regulatory approvals, or the other party's material breach of a representation or warranty.

Haven may also terminate the merger agreement if both (1) the average market valuation of Queens stock falls below $14.65, and (2) the quotient

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                                        5

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obtained by dividing the Queens market valuation by $18.3125 is less than 80% of the quotient obtained by dividing the average market valuation of the stocks in an index of comparable financial institutions by the initial valuation prices of the index stocks. Should Haven give notice of its intention to terminate the merger agreement based on this formula, Queens will have the right, but not the obligation, to avoid termination by increasing the merger consideration.

HAVEN'S MANAGEMENT AND BOARD OF DIRECTORS HAVE FINANCIAL INTERESTS IN THE MERGER
(PAGE o)

Haven's directors and officers have interests in the merger as individuals in addition to, or different from, their interests as stockholders, such as receiving salaries and other benefits. For example, in connection with the merger, Queens and CFS Bank have each entered into individual employment agreements with certain officers of Haven and CFS Bank with an aggregate value of approximately $O, which will go into effect if and when the merger is completed. Queens and CFS Bank have also entered into a consulting agreement with Philip S. Messina, Haven's Chairman and Chief Executive Officer, which will go into effect if and when the merger is completed. The cash payment that Mr.
Messina would receive is approximately $o.

In addition, under Haven's existing employment agreements and change in control agreements with certain of its officers, cash payments and other benefits may be due upon an officer's termination of employment following the receipt of stockholder approval for the merger. The aggregate value of all such payments and benefits is approximately $o. Haven also maintains director and employee compensation and benefit plans which provide for additional benefits or accelerated payment of existing benefits following the receipt of stockholder approval of the merger.

The merger agreement also provides that, after the merger, the Queens director and officer insurance coverage will be provided to the former Haven directors and officers by Queens and that officers or directors of Haven may be indemnified by Queens for events that occurred before the merger.

Each of the Queens board of directors and the Haven board of directors was aware of these interests of Haven management and directors and considered them in its decision to approve the merger agreement.

ADDITIONS TO THE BOARD OF DIRECTORS AND MANAGEMENT OF QUEENS, QUEENS COUNTY
SAVINGS BANK AND CFS BANK (PAGE o).

Three members of the Haven board of directors will be selected by Queens to serve as directors of Queens, the board of directors of which will consist of no more than 11 members for at least two years after the merger. Two members of the
Haven board of directors will be selected by Queens to serve as directors of
Queens County Savings Bank, the board of directors of which will consist of 10 members. The existing members of the CFS Bank board of directors will resign, and Queens will select three members of the Haven board of directors to serve as members of the CFS Bank board of directors, which will also consist of 11 directors.

All members of the Haven board of directors who are not selected to serve on the board of directors of Queens, Queens County Savings Bank or CFS Bank will be selected to serve on the Queens advisory board, as contemplated in the merger agreement.

ACCOUNTING TREATMENT OF THE MERGER BY QUEENS (PAGE o)

Queens will account for the merger as a purchase for financial reporting purposes.

QUEENS PROPOSES AN AMENDMENT TO ITS CERTIFICATE OF INCORPORATION (PAGE o)

In addition to the merger, Queens is proposing to amend Queens' certificate of incorporation to change Queens' corporate name to "New York Community Bancorp,
Inc." Upon stockholder approval, this name change will be carried out as soon as practicable after the Queens special meeting, regardless of the completion of the merger with Haven.

A COMPARISON OF THE RIGHTS OF HOLDERS OF QUEENS AND HAVEN STOCK; THE RIGHTS OF
HAVEN STOCKHOLDERS WILL BE GOVERNED BY NEW GOVERNING DOCUMENTS AFTER THE MERGER
(PAGE o)

The rights of Haven stockholders will not materially change as a result of the merger, due to the similarity of the Haven and Queens governing documents and due to the fact that both companies are incorporated under Delaware law. Haven's stockholders' rights will only change to the extent that Queens' governing documents are materially

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                                        6

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different from Haven's, while Queens' stockholders' rights will not change as a result of the merger. This document contains descriptions of the stockholder rights under each of the Haven and Queens governing documents, and describes the material differences between them.

HAVEN GRANTED A STOCK OPTION TO QUEENS (PAGE o)

To induce Queens to enter into the merger agreement, Haven granted Queens an option to purchase up to 1,800,000 shares of Haven common stock at a price per share of $18.50; however, in no case may Queens acquire more than 19.9% of the outstanding shares of Haven common stock pursuant to this stock option agreement. Queens cannot exercise this option unless the merger is not completed and specified triggering events occur. These events generally relate to business combinations or acquisition transactions involving Haven and a third party. We do not know of any event that has occurred as of the date of this document that would allow Queens to exercise this option.

The option could have the effect of discouraging other companies from trying to acquire Haven until the merger is completed. Haven may be required to repurchase the option and any shares purchased under it at a predetermined price, or Queens may choose to surrender the option to Haven for a cash payment of $9 million.

The Haven stock option agreement is attached to this document as Appendix B.

QUEENS AND HAVEN STOCKHOLDER RIGHTS AGREEMENTS (PAGE o)

Queens On January 16, 1996, Queens adopted a stockholder protection rights agreement, pursuant to which each issued share of Queens common stock has attached to it one right to purchase, under conditions described in the agreement and summarized in this document, a fraction of a share of participating preferred stock of Queens. The Queens stockholder protection rights agreement, including rights thereunder currently held by Queens stockholders, will remain in place after the merger. See "RIGHTS AGREEMENTS --
Queens Stockholder Protection Rights Agreement" on pages o for a description of this agreement.

Haven On January 25, 1996, Haven adopted a stockholder protection rights agreement, pursuant to which each share of Haven common stock has attached to it one preferred share purchase right for each issued share of Haven common stock held. The Haven rights plan is substantially similar to the Queens rights plan.
In connection with the execution of the merger agreement, Haven amended the rights agreement to provide that Queens (as well as its affiliates and associates) will not be deemed to be an "Acquiring Person," as defined in the
Haven rights agreement, by virtue of entering into the merger agreement and the transactions contemplated thereby. See "RIGHTS AGREEMENTS -- Haven Rights
Agreement" on page o.

QUEENS STOCK TO BE ACCOMPANIED BY STOCKHOLDER PROTECTION RIGHTS (PAGE o)

Each share of Queens stock issued pursuant to the merger will have attached to it one right to purchase, under the conditions described in the Queens stockholder protection rights agreement, dated January 16, 1996, and this document, a fraction of a share of participating preferred stock of Queens.
These rights are currently held by Queens' stockholders under the Queens stockholder protection rights agreement, which will remain in place after the merger. See "RIGHTS AGREEMENTS -- Queens Stockholder Protection Rights
Agreement" on pages o for a description of this agreement.

REGULATORY APPROVALS WE MUST OBTAIN FOR THE MERGER (PAGE o)

We cannot complete the merger unless we obtain the approval of the Board of
Governors of the Federal Reserve System. We expect to make the necessary filings with the Federal Reserve Board shortly.

Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

HAVEN WILL HOLD ITS SPECIAL MEETING ON o, 2000 (PAGE o)

The Haven special meeting will be held on o, 2000, at [10:00 a.m.] , local time, at o, New York. At the Haven special meeting Haven stockholders will be asked:

1.   To approve and adopt the merger agreement; and

2.   To act on such other matters as may be

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                                        7

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     properly brought before the Haven special meeting.

Record Date. Haven stockholders may cast one vote at the Haven special meeting for each share of Haven stock that you owned at the close of business on o,
2000. At that date, there were o shares of Haven stock entitled to be voted at the special meeting.

Required Vote. To approve and adopt the merger, the holders of a majority of the outstanding shares of Haven stock entitled to be voted must vote in favor of the merger agreement. Because approval is based on the affirmative vote of a majority of shares outstanding, a Haven stockholder's failure to vote, a broker non-vote or an abstention will have the same effect as a vote against the merger.

As of o, 2000, directors and executive officers of Haven and their affiliates beneficially owned or had the right to vote [1,694,478] shares of Haven stock, or 17.13% of the outstanding Haven stock entitled to be voted at the special meeting. At that date, directors and executive officers of Queens and their affiliates, including Queens, owned or had the right to vote [4,000] shares of
Haven stock, or o of the outstanding Haven common stock. The directors and executive officers of Haven, and their respective affiliates, have agreed to vote in favor of approval and adoption of the merger agreement.

QUEENS WILL HOLD ITS SPECIAL MEETING ON o, 2000
(PAGE o)

The Queens special meeting will be held on o, 2000, at [10:00 a.m.], local time, at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing, New York. At
the Queens special meeting Queens stockholders will be asked:

     1.  To approve and adopt the merger agreement;

     2.  To approve the corporate name change; and

     3.  To act on such other matters as may be properly brought before the
         Queens special meeting.

Record Date. Queens stockholders may cast one vote at the Queens special meeting for each share of Queens stock that you owned at the close of business on o,
2000. At that date, there were o shares of Queens stock entitled to be voted at the special meeting.

Required Vote. To approve and adopt the merger agreement and to approve the amendment giving effect to the corporate name change, the holders of a majority of the outstanding shares of Queens stock entitled to vote must vote in favor of the merger agreement and the amendment effecting the corporate name change.
Because approval is based on the affirmative vote of a majority of shares outstanding, a Queens stockholder's failure to vote, a broker non-vote or an abstention will have the same effect as a vote against the merger and the corporate name change.

As of o, 2000, directors and executive officers of Queens and their affiliates beneficially owned or had the right to vote [3,887,750] shares of Queens stock, or 18.64% of the outstanding Queens stock entitled to be voted at the special meeting. At that date, directors and executive officers of Haven and their affiliates, including Haven, owned or had the right to vote o shares of Queens stock, or o% of the outstanding Queens stock entitled to be voted at the meeting. The directors and executive officers of Queens, and their respective affiliates, have indicated that they intend to vote in favor of approval of the merger agreement and the corporate name change.

                                        8

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            SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF QUEENS

       Set forth below are selected consolidated financial and other data of
Queens which are based on, and qualified in their entirety by, the consolidated financial statements of Queens and subsidiary, including the notes thereto, which are incorporated by reference in this Joint Proxy Statement/Prospectus and should be read in conjunction with this document. The selected consolidated financial and other data for Queens at June 30, 2000 and for the six-month periods ended June 30, 2000 and June 30, 1999 were not audited, but in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial conditions and results for such periods. The results of operations for the six-month period ended June 30, 2000 are not necessarily indicative of the results of operations to be expected for the remainder of the year or any other interim period.

       The information in the following table should be read together with the historical financial information that Queens has presented in its prior filings with the SEC. Queens has incorporated this material into this document by reference to those other filings. See "Where You Can Find More Information" on pages o.

                             For the Six Months
                               Ended June 30,                       For the Year Ended December 31,
                             ------------------     ----------------------------------------------------------
                               2000       1999        1999         1998         1997         1996         1995
                               ----       ----        ----         ----         ----         ----         ----
                                   (Unaudited)              (Dollars in thousands, except per share data)
EARNINGS SUMMARY:

Interest income............. $74,330    $68,051     $143,123     $134,277     $117,734     $102,304     $91,542
Interest expense............  41,568     33,997       74,220       65,755       55,336       44,784      39,634
                             -------    -------     --------     --------     --------     --------     -------
Net interest income.........  32,762     34,054       68,903       68,522       62,398       57,520      51,908
Provision for loan losses...       -     (2,000)      (2,400)           -            -       (2,000)        150
                             -------    -------     --------     --------     --------     --------     -------
Net interest income after
provision for loan losses...  32,762     36,054       71,303       68,522       62,398       59,520      51,758
Non-interest income.........   2,360      1,143        2,523        2,554        2,305        2,445       3,033
Non-interest expense........  11,158     11,426       21,390       25,953       27,084       23,271      22,871
                             -------    -------     --------     --------     --------     --------     -------
Income before income tax
expense.....................  23,964     25,771       52,436       45,123       37,619       38,694      31,920
Income tax expense..........   8,600     10,085       20,772       18,179       14,355       17,755      11,737
                             -------    -------     --------     --------     --------     --------     -------
Net income.................. $15,364    $15,886     $ 31,664     $ 26,944     $ 23,264     $ 20,939     $20,183

                             For the Six Months
                               Ended June 30,                       For the Year Ended December 31,
                             ------------------        ----------------------------------------------------------
                               2000         1999         1999         1998         1997         1996         1995
                               ----         ----         ----         ----         ----         ----         ----
                                                             (Dollars in thousands, except per share data)
SHARE DATA:

Weighted average common
shares outstanding (in
thousands):
Basic:......................     17,679      18,618       18,527       19,109       20,407      23,266      24,917
Diluted:....................     17,869      19,136       18,940       20,107       21,742      24,634      26,212
Net Income per common
share:
Basic.......................      $0.87      $ 0.76        $1.71        $1.41        $1.14       $0.90       $0.81
Net Income per common
share:
Diluted.....................       0.86        0.76         1.67         1.34         1.07        0.85        0.77
Cash dividends per common
share.......................       0.50        0.50         1.00         0.67         0.41        0.25        0.07
Book value per common share.       7.47        7.74         7.52         8.13         8.82        9.43        8.87

BALANCE SHEET SUMMARY:

Securities available for sale    12,482      19,002       12,806        4,656        2,617           -           -
Securities held to maturity.    195,401     153,163      184,637      152,280       94,936      86,495      78,016
Loans receivable, net.......  1,743,246   1,641,027    1,601,079    1,486,519    1,395,003   1,146,152     994,803
Total assets................  2,047,633   1,874,998    1,906,835    1,746,882    1,603,269   1,358,656   1,240,882
Total deposits..............  1,099,757   1,105,701    1,076,018    1,102,285    1,069,161   1,023,930     932,140

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                                        9

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                             For the Six Months
                               Ended June 30,                       For the Year Ended December 31,
                             ------------------        ----------------------------------------------------------
                               2000         1999         1999         1998         1997         1996         1995
                               ----         ----         ----         ----         ----         ----         ----
                                                             (Dollars in thousands, except per share data)

Total Equity................    134,732     144,602      137,141      149,406      170,515     211,419     217,630

PERFORMANCE RATIOS:

Return on average assets(1).       1.57        1.66         1.69         1.62         1.61        1.63        1.72
Return on average
stockholders' equity(1).....      23.77       21.32        22.99        17.32        12.95       10.10        9.70
Dividend payout.............       0.58        0.66         0.60         0.50         0.38        0.29        0.09
Average equity to average
assets......................       6.61        7.21         7.37         9.38        12.48       16.17       17.74
Net interest margin(1)(2)...       3.50        3.98         3.79         4.24         4.45        4.63        4.58
Efficiency ratio(3).........      31.42       32.44        29.95        36.51        41.86       38.81       41.63

ASSET QUALITY RATIOS:

Allowance for loan losses to
Loans receivable, net.......       0.40        0.44         0.44         0.63         0.68        0.82        1.14
Non-performing loans(4).....      2,699       5,114        3,108        6,193        7,692       9,659       7,793
Non-performing loans to
loans receivable, Net(4)....       0.17        0.52         0.19         0.42         0.55        0.84        0.78
Non-performing assets to total
assets(5)(6)................       0.15        0.50         0.17         0.38         0.54        0.76        0.69

(1)  Data provided for the six months ended June 30, 1999 and 2000 is shown on an annualized basis.
(2)  Net interest margin represents net interest income divided by average interest-earning assets.
(3)  Efficiency ratio represents operating expense divided by the sum of net interest income plus operating income.
(4)  Non-performing loans consist of all mortgage loans delinquent 90 days or more.
(5)  Non-performing assets consist of all non-performing loans and real estate acquired in foreclosure.
(6)  For the periods indicated, Queens had no troubled debt restructurings.

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                                       10

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            SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF HAVEN

         Set forth below are highlights from Haven's consolidated financial data as of and for the years ended, December 31, 1999, 1998, 1997, 1996 and 1995 and
Haven's unaudited consolidated financial data as of and for the six months ended
June 30, 2000 and 1999. The results of operations for the six months ended June
30, 2000 are not necessarily indicative of the results of operations for the full year or any other interim period. Haven's management prepared the unaudited information on the same basis as it prepared Haven's audited consolidated financial statements. In the opinion of Haven's management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. This information should be read in conjunction with Haven's consolidated financial statements and related notes included in Haven's Annual Report on Form 10-K for the year ended
December 31, 1999 and Haven's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000 which are incorporated by reference in this joint proxy statement/prospectus and from which this information is derived.

                                  For the Six Months                          For the Year Ended December 31,
                                   Ended June 30,(1)
                              ----------------------------   --------------------------------------------------------------------
                                  2000           1999         1999           1998          1997           1996          1995
                                  ----           ----         ----           ----          ----           ----          ----
(Dollars in thousands, except        (Unaudited)
per share data)
EARNINGS SUMMARY:
-----------------
Interest income..............      $103,588       $84,716      $183,863       $151,685      $126,306       $109,253       $96,434
Interest expense.............        64,177        50,590       112,906         93,776        74,400         61,368        55,115
                                  ---------       -------     ---------     ----------    ----------     ----------      --------
Net interest income..........        39,411        34,126        70,957         57,909        51,906         47,885        41,319
Provision for loan losses....         1,150         1,555         3,625          2,665         2,750          3,125         2,775
                                  ---------      --------    ----------     ----------    ----------    -----------     ---------
Net interest income after
provision for loan losses....        38,261        32,571        67,332         55,244        49,156         44,760        38,544
Non-interest income..........        17,320        16,845        32,231         24,611        13,219          8,983         8,678
Non-interest expense.........        44,495        39,874        80,093         68,779        45,154         37,884        31,448
                                  ---------       -------     ---------      ---------     ---------     ----------      --------
Income before income tax
expense......................        11,086         9,542        19,470         11,076        17,221         15,859        15,774
Income tax expense...........         3,899         3,614         6,863          2,926         6,138          6,434         7,230
                                 ----------      --------    ----------      ---------    ----------    -----------     ---------
Net income...................        $7,187(2)      5,928       $12,607         $8,150       $11,083      $9,425(3)        $8,544

                                   As of or for the
                                      Six Months
                                   Ended June 30,(1)                       As of or for the Year Ended December 31,
                             ------------------------------ -----------------------------------------------------------------------
                                  2000           1999           1999         1998           1997           1996          1995
                             ------------------------------------------------------------------------------------------------------

(Dollars in thousands, except         (Unaudited)
per share data)

SHARE DATA:

Weighted average common shares
outstanding (in thousands):

Basic:......................           8,882     8,686         8,749         8,597          8,420         8,310         8,628
Diluted:....................           9,280     9,048         9,165         9,159          8,914         8,689         8,923
Net income per common
share:
Basic.......................      $   0.81(2) $   0.68      $   1.44      $   0.95       $   1.32      $   1.13(3)   $   0.99
Net income per common
share:
Diluted.....................          0.77(2)     0.66          1.38          0.89           1.24          1.08(3)       0.96
Cash dividends per common
share.......................          0.15        0.15          0.30          0.30           0.30          0.28          0.10
Book value per common
share.......................         11.90       12.72         11.73         13.53          12.85         11.49         10.92
BALANCE SHEET SUMMARY:
Securities available for sale        931,342     1,000,636       937,299       889,251        499,380       370,105        503,058
Loans receivable, net.......       1,807,748     1,534,293     1,790,126     1,296,702      1,138,253       836,882        560,385
Total assets................       2,930,616     2,796,440     2,965,850     2,395,523      1,974,890     1,583,545      1,472,816
Total deposits..............       2,153,957     1,944,791     2,080,613     1,722,710      1,365,012     1,137,788      1,083,446
Stockholders' equity........         108,550       113,909       105,583       119,867        112,865        99,384         98,519

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                                       11

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                                   As of or for the
                                      Six Months
                                   Ended June 30,(1)                       As of or for the Year Ended December 31,
                             ------------------------------ -----------------------------------------------------------------------
                                  2000           1999           1999         1998           1997           1996          1995
                             ------------------------------------------------------------------------------------------------------

PERFORMANCE RATIO:

Return on average assets....          0.49%         0.46%         0.46%         0.37%          0.62%         0.62%          0.63%
Return on average
stockholders' equity........         13.78         10.01         11.03          6.92          10.41          9.83           9.27
Return on average assets
excluding restructuring and
SAIF assessment
charges(2)(3)...............          0.79          0.46          0.46          0.37           0.62          0.89           0.63
Return on average
stockholders equity
excluding restructuring and
SAIF assessment
charges(2)(3)...............         22.35%        10.01%        11.03%         6.92%         10.41%        14.04%          9.27%
Average equity to average
assets......................          3.52          4.63          4.16          5.31           5.97          6.32           6.76
Dividend payout.............          0.19          0.23          0.22          0.34           0.24          0.25           0.10
Net interest margin(4)......          2.77          2.84          2.72          2.78           3.06          3.29           3.17
ASSET QUALITY DATA:
Allowance for loan losses to
total loans.................          0.94          0.92          0.92          1.07           1.09          1.26           1.
Non-performing loans(5) ....        $6,952        $9,063        $7,711        $8,385        $12,532       $13,893        $16,877
Non-performing  loans to
total loans(5)..............          0.38%         0.42%         0.42%         0.64%          1.09%         1.64%          2.97%
Non-performing assets to
total assets(6).............          0.26          0.27          0.27          0.36           0.66          0.94          1.28

(1)  Data provided for the six months ended June 30, 1999 and 2000 is shown on an annualized basis.
(2)  Net income for the six months ended June 30, 2000, excluding the net restructuring charges of $6.9 million, would have been $11.6 million, or
     $1.31 per basic common share ($1.26 per share, diluted).
(3)  Net income for 1996 excluding the SAIF assessment charge of $6.8 million, would have been $13.5 million, or $1.62 per basic common share ($1.55 per share, diluted).
(4)  Calculation is based on net interest income before provision for loan losses divided by average interest-earning assets.
(5)  Non-performing loans consist of all non-accrual loans and restructured loans.
(6)  Non-performing assets consist of all non-performing loans and real estate owned.

--------------------------------------------------------------------------------

                                       12

--------------------------------------------------------------------------------

            SELECTED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

         The following table shows information about our financial condition and operations, including basic and diluted earnings per common share, cash dividends per common share and book value per common share after giving effect to the merger. This information is called pro forma information in this document. The tables set forth the information as if the merger had become effective on June 30, 2000 in the case of the selected statement of financial condition data presented, and as if the merger had become effective on January
1, 1999 for the year end information and January 1, 2000 for the six month information in the case of the statements of operations data presented. The unaudited pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of Queens and Haven incorporated by reference herein and the more detailed pro forma financial information, including the notes thereto, appearing elsewhere in this Joint Proxy Statement/
Prospectus. See "Where You Can Find More Information" and "UNAUDITED PRO FORMA
COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION." The unaudited pro forma statements do not reflect any income and expense adjustments which may result from the consolidation of the operations of Queens and Haven but does reflect the anticipated restructuring of the balance sheet. The unaudited pro forma statements are not necessarily indicative of the results that actually would have occurred had the merger been consummated on the dates indicated, or which may be attained in the future.

SELECTED STATEMENT OF FINANCIAL CONDITION DATA:                 AS OF
                                                            JUNE 30, 2000
                                                            -------------
Total assets..........................................      $  4,061,971
Securities available-for-sale.........................           612,835
Securities held-to-maturity...........................           223,266
Loans and investments in real estate held-for-sale....             7,838
Loans receivable, net.................................         2,773,794
Deposits..............................................         3,044,514
Borrowed funds........................................           611,531
Stockholders' equity..................................           309,119

                                                               FOR THE               FOR THE
                                                          SIX MONTHS ENDED         YEAR ENDED
SELECTED STATEMENTS OF OPERATIONS DATA:                     JUNE 30, 2000       DECEMBER 31, 1999
                                                            -------------       -----------------
Interest income.......................................      $    158,150        $    287,451
Interest expense......................................            83,166             141,968
Net interest income...................................            74,984             145,483
Provision for loan losses.............................             1,150               1,225
Net interest income after provision for loan losses...            73,834             144,258
Non-interest income...................................            19,680              36,891
Non-interest expense..................................            58,881             110,075
Income before income taxes............................            34,634              71,074
Income taxes..........................................            12,345              27,327
Net income............................................            22,289              43,747

Primary weighted average common stock equivalents.....        27,162,964          28,010,878
Fully diluted weighted average common stock
equivalents...........................................        27,352,668          28,423,855

--------------------------------------------------------------------------------

                                       13

                                                          AS OF OR FOR THE SIX    AS OF OR FOR THE
                                                              MONTHS ENDED           YEAR ENDED
PER COMMON SHARE DATA(1)                                      JUNE 30, 2000       DECEMBER 31, 1999
                                                              -------------       -----------------
Primary earnings per common share.....................              0.82             1.56
Fully diluted earnings per common share...............              0.81             1.54
Cash dividends declared...............................              0.50             1.00
Book value............................................             11.23               -

SELECTED FINANCIAL RATIOS(1)
Return on average assets..............................              0.97%            0.95%
Return on average stockholders' equity................             17.69%           17.36%
Stockholders' equity to total assets..................              7.61%             N/A
General and administrative expense to average assets..              2.55%            2.38%
Efficiency ratio(2)...................................             62.20%           60.36%

(1)  Per Common Share Data and Selected Financial Ratios are presented only for data relating to the pro forma combined condensed consolidated statements of operations for the year ended December 31, 1999 and for the six months ended June 30, 2000 and data relating to the pro forma combined condensed consolidated statement of financial condition at June 30, 2000. Average assets and average stockholders' equity for the periods presented were calculated assuming the merger was consummated on December 31, 1999.

(2)  Efficiency ratio represents operating expense divided by the sum of net interest income plus operating income.

--------------------------------------------------------------------------------

                                       14

--------------------------------------------------------------------------------

                           COMPARATIVE PER SHARE DATA

        The following table sets forth for Queens Common Stock and Haven Common
Stock certain historical, pro forma and pro forma equivalent per share financial information. The pro forma and pro forma equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data presented, and as if the merger had become effective January 1, 2000, in the case of the net income and dividends declared data presented. The pro forma data in the tables assumes that the merger is accounted for using the purchase method of accounting. See "Accounting
Treatment" on page o. The information presented herein is based on, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of Queens and Haven incorporated by reference herein and the pro forma financial information, including the notes thereto, appearing elsewhere in this document, and should be read in conjunction therewith. See "Where You Can
Find More Information" and "UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
FINANCIAL INFORMATION." The pro forma and equivalent pro forma per share data in the following table is presented for comparative purposes only and are not necessarily indicative of what the combined financial position or results of operations would have been had the merger been consummated during the periods or as of the date for which such pro forma tables are presented.

                                                                                             PER EQUIVALENT
                                                      QUEENS         HAVEN      PRO FORMA         HAVEN
                                                    HISTORICAL     HISTORIAL    COMBINED         SHARE(1)
                                                    --------------------------------------------------------

Net income for the year ended December 31, 1999:

   Basic...................................           $ 1.71       $  1.44      $1.56(2)       $    1.62
   Fully diluted...........................             1.67          1.38       1.54(2)            1.60

Net income for the six months ended June 30, 2000:

   Basic...................................             0.87          0.81       0.82               0.85
   Fully diluted...........................             0.86          0.77       0.81               0.84

Cash Dividends Declared

For the year ended December 31, 1999:......             1.00          0.30       1.00(3)            1.04
For the six months ended June 30, 2000:....             0.50          0.15       0.50(3)            0.52

BOOK VALUE

As of December 31, 1999....................             7.52         11.73        --                --
As of June 30, 2000........................             7.47         11.90      11.23(4)           11.68

(1)  Per equivalent Haven share is pro forma combined multiplied by 1.04.
(2)  The pro forma net income per share amounts are calculated by totaling the historical net income of Queens and Haven and dividing the resulting amount by the average pro forma shares of Queens and Haven giving effect to the merger. The average pro forma shares of Queens and Haven reflect Queens'
     historical basic and diluted shares, plus historical basic and diluted average shares of Haven as adjusted for an exchange ratio of 1.04 shares of
     Queens common stock for each share of Haven common stock. The pro forma net income per share amounts do not take into consideration any operating efficiencies that may be realized as a result of, and stock purchases that may be made in contemplation of, the merger.
(3)  Pro forma cash dividends represents the Queens historical amount.
(4)  The pro forma book value per share amounts are calculated by totaling the historical stockholders' equity for Queens and Haven and dividing the resulting amounts by the total Queens/Haven pro forma common shares outstanding. Stockholders' equity at June 30, 2000 has been adjusted to reflect the pro forma merger-related restructure charge, net of taxes, anticipated to be recognized in connection with the merger. The
     Queens/Haven pro forma common shares reflect Queens' historical common shares outstanding and Queens' historical common shares outstanding as adjusted for an exchange ratio of 1.04.

--------------------------------------------------------------------------------

                                       15

--------------------------------------------------------------------------------

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

       This document contains a number of forward-looking statements regarding the financial condition, results of operations and business of Queens and Haven.
These statements may be made directly in this document or may be incorporated in this document by reference to other documents and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as "believes," "expects," "anticipates,"
"estimates," "potential" or similar expressions. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following:

     o   increases in competitive pressure among financial institutions or from non-financial institutions;

     o   changes in the interest rate environment;

     o   changes in deposit flows, loan demand or real estate values;

     o   changes in accounting principles, policies or guidelines;

     o   general economic conditions, either nationally or in some or all of the operating areas in which the combined company will be doing business, or conditions in securities markets, or the banking industry;

     o   legislation or regulatory changes;

     o   technological changes; and

     o   the level of realization, if any, of expected cost savings from the merger.

       Because such forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Haven stockholders and Queens stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this document or the date of any document incorporated by reference.

       All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Queens or
Haven or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
Except to the extent required by applicable law or regulation, neither Queens nor Haven undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. However,
Queens and Haven will promptly amend this document in order to reflect any facts or events arising after the effective date of this document which individually or in the aggregate represent a fundamental change in the information set forth herein. Please see "WHERE YOU CAN FIND MORE INFORMATION" on page o.

                                       16

                           THE QUEENS SPECIAL MEETING

       THIS SECTION CONTAINS INFORMATION FROM QUEENS FOR QUEENS STOCKHOLDERS
ABOUT THE SPECIAL STOCKHOLDERS MEETING IT HAS CALLED TO CONSIDER AND ADOPT THE
MERGER AGREEMENT AND THE CORPORATE NAME CHANGE.

       We are mailing this document to you as a Queens stockholder on or about
o, 2000. Together with this document, we are also sending you a notice of the
Queens special meeting and a form of proxy that is solicited by our board of directors. The Queens special meeting will be held on o, 2000, at [10:00 a.m.], local time, at Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing, New
York.

MATTERS TO BE CONSIDERED

       The purpose of the Queens special meeting is to vote on a proposal for the approval and adoption of the merger agreement and to vote on a proposal for the approval of an amendment to the Queens certificate of incorporation which will change the name of Queens to "New York Community Bancorp, Inc."

       You may be asked to vote upon other matters that may properly be submitted to a vote at the Queens special meeting. You may also be asked to vote on a proposal to adjourn or postpone the Queens special meeting. We could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

PROXIES

       Each copy of this document mailed to Queens stockholders is accompanied by a form of proxy with voting instructions for submission by mail. You should complete and return the proxy card accompanying this document in order to ensure that your vote is counted at the Queens special meeting, or any adjournment or postponement thereof, regardless of whether you plan to attend the special meeting. You may revoke your proxy at any time before the vote is taken at the special meeting by

     o   submitting written notice of revocation to the Corporate Secretary of
         Queens prior to the voting of such proxy,

     o   submitting a properly executed proxy of a later date, or

     o   voting in person at the special meeting; however, simply attending the special meeting without voting will not revoke an earlier proxy.

Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to:

                    Queens County Bancorp, Inc.
                    38-25 Main Street
                    Flushing, NY 11354
                    Attention:  Michael J. Lincks, Corporate Secretary

If your shares are held in street name, you should follow the instructions of your broker regarding revocation of proxies.

         All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted "FOR" approval and adoption of the merger agreement and approval of the corporate name change. The Queens board of directors is currently unaware of any other matters that may be presented for action at the special meeting. If other matters properly come before the special meeting, or any adjournment or postponement thereof, we intend that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card. However, proxies that indicate a vote against approval and adoption of the merger agreement will not be voted in favor of adjourning or postponing the special meeting to solicit additional proxies.

         QUEENS STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY
CARDS. IF THE MERGER IS COMPLETED AND THE CORPORATE NAME CHANGE IS EFFECTED,
QUEENS STOCKHOLDERS WILL NOT NEED TO EXCHANGE THEIR CURRENT STOCK CERTIFICATES.

                                       17

SOLICITATION OF PROXIES

         We will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, we will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Queens stock and secure their voting instructions, if necessary. We will reimburse the record holders for their reasonable expenses in taking those actions. We have also made arrangements with ChaseMellon Shareholder Services,
LLC to assist us in soliciting proxies and have agreed to pay them $o plus reasonable expenses for these services. If necessary, we may also use several of our regular employees, who will not be specially compensated, to solicit proxies from Queens stockholders, either personally or by telephone, telegram, facsimile or letter.

RECORD DATE

         In accordance with Delaware law, Queens' by-laws and Nasdaq National
Market rules, the close of business on o, 2000 has been fixed by the Queens board of directors as the record date for determining the Queens stockholders entitled to receive notice of and to vote at the Queens special meeting. At that time, o shares of Queens stock were outstanding, held by o holders of record.

VOTING RIGHTS AND VOTE REQUIRED

         The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Queens stock is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted solely for the purpose of determining whether a quorum is present but will not be deemed to be counted as votes cast either FOR or AGAINST the merger agreement or the corporate name change. Under the applicable Nasdaq
National Market rules, brokers or members who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote those shares with respect to the merger without specific instructions from such customers. An unvoted proxy submitted by a broker is sometimes referred to as a broker non-vote.

         Approval and adoption of the merger agreement and the corporate name change require the affirmative vote of the holders of a majority of the outstanding shares of Queens stock entitled to vote at the Queens special meeting. You are entitled to one vote for each share of Queens stock you held as of the record date. However, Queens' certificate of incorporation provides that stockholders of record who beneficially own in excess of 10% of the then-outstanding shares of common stock of Queens are not entitled to any vote with respect to the shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as by any person acting in concert with such person or entity.

         BECAUSE THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE
OUTSTANDING SHARES OF QUEENS STOCK ENTITLED TO VOTE AT THE QUEENS SPECIAL
MEETING IS NEEDED FOR US TO PROCEED WITH THE MERGER, THE FAILURE TO VOTE BY
PROXY OR IN PERSON, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT
AS VOTES AGAINST THE MERGER AGREEMENT. ACCORDINGLY, THE BOARD OF DIRECTORS URGES
QUEENS STOCKHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND
RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

         As of the record date:

         o    Directors and executive officers of Queens and their affiliates beneficially owned [3,887,750] shares of Queens stock, or [18.64%]
              of the Queens stock outstanding on that date.

         o    Directors and executive officers of Haven and their affiliates did not beneficially own any shares of Queens common stock.

RECOMMENDATION OF THE BOARD OF DIRECTORS

         The Queens board of directors has unanimously approved and declared advisable the merger agreement, the transactions it contemplates and the change of Queens' name to "New York Community Bancorp, Inc." The Queens board of directors believes that the merger agreement and the transactions it contemplates are fair to Queens' stockholders and are in the best interests of
Queens and its stockholders and recommends that you vote "FOR" the adoption of the merger agreement and the change of Queens' corporate name to "New York
Community Bancorp, Inc."

         See "THE MERGER -- Queens' Reasons for the Merger; Recommendation of
Queens' Board of Directors" on pages o for a more detailed discussion of the
Queens board of directors' recommendation.

                                       18

                            THE HAVEN SPECIAL MEETING

         THIS SECTION CONTAINS INFORMATION FROM HAVEN FOR HAVEN STOCKHOLDERS
ABOUT THE SPECIAL STOCKHOLDERS MEETING IT HAS CALLED TO CONSIDER AND APPROVE THE
MERGER AGREEMENT.

         We are mailing this document to you as a Haven stockholder on or about
o, 2000. Together with this document, we are also sending you a notice of the
Haven special meeting and a form of proxy that is solicited by our board of directors. The special meeting will be held on o, 2000 at [10:00 a.m.] local time at o, New York, o.

MATTERS TO BE CONSIDERED

         The purpose of the Haven special meeting is to vote on a proposal for the approval and adoption of the merger agreement.

         You may be asked to vote upon any other matters that may properly be submitted to a vote at the Haven special meeting. You may also be asked to vote upon a proposal to adjourn or postpone the Haven special meeting. We could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

PROXIES

         Each copy of this document mailed to Haven stockholders is accompanied by a form of proxy with voting instructions for submission by mail. You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the Haven special meeting, or any adjournment or postponement thereof, regardless of whether you plan to attend the Haven special meeting. You can revoke your proxy at any time before the vote is taken at the
Haven special meeting by

         o    submitting written notice of revocation to the Corporate Secretary of Haven prior to the voting of such proxy,

         o    submitting a properly executed proxy of a later date, or

         o    voting in person at the special meeting; however, simply attending the special meeting without voting will not revoke an earlier proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

                     Haven Bancorp, Inc.
                     615 Merrick Avenue
                     Westbury, NY 11590
                     Attention: Mark A. Ricca, Esq., Corporate Secretary

If your shares are held in street name, you should follow the instructions of your broker regarding revocation of proxies.

         All shares represented by valid proxies we receive through this solicitation, and not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted "FOR" approval and adoption of the merger agreement. The Haven board of directors is presently unaware of any other matters that may be presented for action at the special meeting. If other matters do properly come before the special meeting, or any adjournment or postponement thereof, we intend that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card. However, proxies that indicate a vote against approval and adoption of the merger agreement will not be voted in favor of adjourning or postponing the special meeting to solicit additional proxies.

         HAVEN STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY
CARDS. IF THE MERGER IS COMPLETED, HAVEN STOCKHOLDERS WILL BE MAILED A
TRANSMITTAL FORM WITHIN 3 BUSINESS DAYS AFTER THE COMPLETION OF THE MERGER WITH
INSTRUCTIONS ON HOW TO EXCHANGE THEIR CURRENT STOCK CERTIFICATES FOR STOCK
CERTIFICATES OF QUEENS AND CASH IN LIEU OF FRACTIONAL SHARES, IF APPLICABLE.

                                       19

SOLICITATION OF PROXIES

         We will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, we will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Haven stock and secure their voting instructions, if necessary. We will reimburse the record holders for their reasonable expenses in taking those actions. We have also made arrangements with Morrow & Co., Inc. to assist us in soliciting proxies and have agreed to pay them $7,500 plus reasonable expenses for these services. If necessary, we may use several of our regular employees, who will not be specially compensated, to solicit proxies from Haven stockholders, either personally or by telephone, telegram, facsimile or letter.

RECORD DATE

         In accordance with Delaware law, Haven's by-laws and the Nasdaq
National Market rules, the close of business on o, 2000 has been fixed by the
Haven board of directors as the record date for determining the Haven stockholders entitled to receive notice of and to vote at the Haven special meeting. At that time, o shares of Haven common stock were outstanding, held by approximately o holders of record.

VOTING RIGHTS AND VOTE REQUIRED

         The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Haven stock is necessary to constitute a quorum at the Haven special meeting. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present but will not be deemed to be counted as votes cast either FOR or AGAINST the merger agreement. Under the applicable Nasdaq National Market rules, brokers or members who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote those shares with respect to the merger without specific instructions from such customers. An unvoted proxy submitted by a broker is sometimes referred to as a broker non-vote.

         As provided in Haven's certificate of incorporation, stockholders of record who beneficially own in excess of 10% of the outstanding shares of common stock of Haven are not entitled to any vote with respect to the shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity.

         Approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Haven stock entitled to vote at the Haven special meeting after subtracting any shares in excess of the limit mentioned above pursuant to Haven's certificate of incorporation. You are entitled to one vote for each share of Haven stock you held as of the record date.

         BECAUSE THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE
OUTSTANDING SHARES OF HAVEN STOCK ENTITLED TO VOTE AT THE HAVEN SPECIAL MEETING
IS NEEDED FOR US TO PROCEED WITH THE MERGER, THE FAILURE TO VOTE BY PROXY OR IN
PERSON, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS VOTES
AGAINST THE MERGER AGREEMENT. ACCORDINGLY, THE HAVEN BOARD URGES HAVEN
STOCKHOLDERS TO COMPLETE, DATE, AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN
IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

         As of the record date:

         o    Directors and executive officers of Haven and their affiliates beneficially owned [1,694,478] shares of Haven stock, or [17.13%]
              of the outstanding Haven stock at that date.

         o    Directors and executive officers of Queens and their affiliates beneficially owned 4,000 shares of Haven stock , or less than 1%
              of the outstanding Haven stock at that date.

         o    Queens beneficially owned no shares of Haven stock, excluding the shares subject to the Haven stock option described in "THE STOCK
              OPTION AGREEMENT" on page o.

RECOMMENDATION OF THE BOARD OF DIRECTORS

         The Haven board of directors has unanimously approved the merger agreement and the transactions it contemplates. The Haven board of directors believes that the merger agreement and the transactions it contemplates are fair to Haven's stockholders and are in the best interests of Haven and its stockholders and unanimously recommends that you vote "FOR" the approval and adoption of the merger agreement.

                                       20

         See "Haven's Reasons for the Merger; Recommendation of the Haven Board
of Directors" on pages o for a more detailed discussion of the Haven board of directors' recommendation.

                                       21

                         INFORMATION ABOUT THE COMPANIES

Queens County Bancorp, Inc.
38-25 Main Street
Flushing, New York  11354
(718) 359-6400

Queens County Bancorp, Inc., a Delaware corporation and bank holding company organized in 1993, is a community-oriented financial institution headquartered in Flushing, New York, in the Borough of Queens. It is the parent holding company for Queens County Savings Bank, a savings bank chartered in New York and subject to regulation by the New York State Banking Department. The Queens
County Savings Bank's deposits are insured by the Bank Insurance Fund, as administered by the Federal Deposit Insurance Corporation. Queens County Savings
Bank, which operates ten traditional branch offices and three customer service centers in Queens, and an eleventh branch office in Nassau, is primarily engaged in attracting retail deposits from the general public and investing those deposits, together with funds generated through operations, in the origination of mortgage loans on multi-family properties. In addition, through Queens County
Savings Bank, Queens also originates one- to four-family home and commercial real estate loans, construction loans, home equity loans and other consumer loans. Queens County Savings Bank also invests in U.S. Treasury and Government agency securities and other investment securities. Queens County Savings Bank's deposit gathering base is concentrated in the communities surrounding its offices, while its primary lending area extends throughout the greater metropolitan New York area. Greater metropolitan New York has been, and continues to be, an area of significant competition among financial institutions.

At June 30, 2000, Queens had total assets of $2.05 billion, deposits of $1.04 billion and stockholders' equity of $134.7 million. At o, 2000, Queens had a market capitalization of o million.

Haven Bancorp, Inc.
615 Merrick Avenue
Westbury, New York 11590
(516) 683-4100

Haven Bancorp, Inc. was incorporated under Delaware law on March 25, 1993 as the holding company for CFS Bank, formerly known as Columbia Federal Savings Bank, in connection with the conversion of CFS Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank. Haven is a savings and loan holding company and is subject to regulation by its primary regulator, the
Office of Thrift Supervision (referred to as the "OTS") and its deposit insurer, the Federal Deposit Insurance Corporation. Haven is headquartered in Westbury,
New York and its principal business currently consists of the operation of its wholly owned subsidiary, CFS.

At June 30, 2000, Haven had total assets of $2.93 billion, deposits of $2.15 billion and stockholders' equity of $108.6 million. At o, 2000, Haven had a market capitalization of $ o.

CFS Bank became a federally chartered mutual savings bank in 1983. CFS Bank is a member of the Federal Home Loan Bank System, and its deposit accounts are insured by the Federal Deposit Insurance Corporation.

CFS Bank's principal business has been, and continues to be, attracting retail deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, primarily in one- to four-family, owner-occupied residential mortgage loans. Since 1994, CFS Bank has gradually increased its activity in multi-family and commercial real estate lending. In addition, CFS Bank will invest in debt, equity and mortgage-backed securities and other marketable securities to supplement its lending portfolio.
Effective January 1, 1999, CFS Bank indefinitely discontinued offering certain consumer loans, including home equity loans and home equity lines of credit. At
June 30, 2000, CFS Bank operated sixty-two supermarket branches, with total deposits of $908.3 million, and eight traditional branches, with total deposits of $1.24 billion.

On May 1, 1998, CFS Bank completed the purchase of a loan production franchise of Intercounty Mortgage, Inc. The business operated as a division of CFS Bank under the name CFS Mortgage (referred to as CFS Mortgage), originating and purchasing residential loans for CFS Bank's portfolio and for sale in the secondary market, primarily through six loan origination offices located in New
York, New Jersey and Pennsylvania. Loan sales in the secondary market were primarily on a servicing-released basis, for which CFS Bank earns servicing-released premiums. During the first quarter of 2000, CFS Bank sold parts of CFS Mortgage and reorganized the remainder. As a result of this sale and reorganization, CFS Bank incurred a $6.6 million net restructuring charge.

                                       22

CFS Bank now offers customers residential mortgage products through a private label originator. During the same quarter, the bank incurred an additional restructuring charge of $0.3 million related to the remainder of the company's business operations. During the same quarter, CFS Bank incurred an additional restructuring charge of $0.3 million related to the remainder of CFS Bank's business operations.

CFS Insurance Agency, Inc., a wholly-owned subsidiary of Haven, provides automobile, homeowners and casualty insurance to individuals, and various lines of commercial insurance to individuals. CFS Bank also operates CFS Investments,
Inc., a wholly-owned subsidiary providing securities, brokerage services and insurance.

                                       23

                                   THE MERGER

         The following discussion contains material information pertaining to the merger. This discussion is subject and qualified in its entirety by reference to the merger agreement, stock option agreement and financial advisor opinions attached as Appendices to this document. We encourage you to read and review those documents as well as the discussion in this document.

GENERAL

         This section provides material information about the merger of Queens and Haven and the circumstances surrounding the merger. The next sections of this document, entitled "The Merger Agreement" on pages o through o and "The
Stock Option Agreement" on pages o through o, have additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to completion of the merger and the provisions for terminating or amending the merger agreement.

         At the Queens special meeting, Queens stockholders will be asked to consider and to vote upon a proposal to approve and adopt the merger agreement and a proposal to approve the change of Queens' name. At the Haven special meeting, Haven stockholders will be asked to consider and to vote upon a proposal to approve and adopt the merger agreement. Adoption of the merger agreement will constitute adoption of the transactions it contemplates, including, among others, the merger of Haven with and into Queens.

         We are furnishing this document to Queens stockholders and Haven stockholders in connection with the solicitation of proxies by the boards of directors of Queens and Haven for use at their respective special meetings of stockholders and any adjournment or postponement of such meetings.

STRUCTURE

         The merger agreement provides for the merger of Haven with and into
Queens. Queens will be the surviving corporation and, if it has not already done so, will change its name to "New York Community Bancorp, Inc." At the completion of the merger, CFS Bank will operate as a subsidiary of Queens. Queens may alter the method of effecting the combination with Haven, provided that such change does not alter the consideration to be issued to Haven stockholders, alter the tax treatment of the transaction, materially impede or delay consummation of the merger or adversely affect the obligations of Queens under the merger agreement.

         Upon completion of the merger, Haven stockholders will receive 1.04 shares of Queens common stock for each share of Haven common stock that they hold. This exchange ratio is subject to upward adjustment only as described under "THE MERGER AGREEMENT--Amendment, Waiver and Termination of the Merger
Agreement" on page o. Haven stockholders will receive cash in lieu of any fractional shares of Queens common stock that would have otherwise been issued at the completion of the merger.

         If the number of shares of common stock of Queens changes before the merger is completed through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar event, then an appropriate and proportionate adjustment will be made to the exchange ratio.

         As a result of the merger, Queens stockholders immediately prior to the merger will own approximately 68%, and Haven stockholders immediately prior to the merger will own approximately 32%, of the outstanding Queens stock. These percentages are based on the number of fully-diluted shares of Queens stock and
Haven stock calculated as of o, 2000, after taking into account the exchange ratio.

         Queens will account for the merger as a purchase for financial reporting purposes. The merger is intended to qualify as a "reorganization"
within the meaning of Section 368(a) of the Internal Revenue Code of 1986, for
federal income tax purposes.

BACKGROUND TO THE MERGER

         The board of directors of Haven has focused on enhancing stockholder value over time since CFS Bank's conversion to a stock savings bank in March,
1993 and the formation of Haven as the publicly-owned holding company for CFS
Bank. After the conversion, the principal alternatives considered by Haven have been (i) pursuing a course of increasing stockholder value by remaining a community bank and growing internally through the opening of new branches, (ii)
pursuing the acquisition of smaller institutions or entities related to financial services, (iii) pursuing a merger of equals with one or more institutions in CFS Bank's market area and (iv) an acquisition of Haven by another financial institution.

                                       24

         In September 1999, the board of directors of Haven retained Lehman
Brothers Inc. (hereinafter referred to as Lehman Brothers) to render financial advisory services to Haven, including reviewing options regarding Haven's residential mortgage origination division. On September 22, 1999 and October 20,
1999, the Haven board of directors met with Lehman Brothers to discuss Lehman
Brothers' analysis and the possibility of a business combination with, or sale of assets to, another financial institution. In November 1999, Lehman Brothers discussed with Queens the possibility of a business combination with Haven, and
Queens gave Haven a preliminary indication of interest subject to a number of conditions. On November 22, 1999, the Haven board of directors met with Lehman
Brothers and Thacher Proffitt & Wood, its outside counsel (hereinafter referred to as Thacher Proffitt), to discuss Queens' preliminary indication of interest, as compared to Haven's value continuing as an independent institution. The Haven board of directors determined that Haven should continue to pursue its long-term business plan, while continuing to evaluate other strategic options.

         During the period from June, 1999 through April, 2000, Haven was engaged in a dispute with PL Capital Group, a holder of approximately 6% of
Haven's common stock, concerning the appointment of Richard Lashley and Garrett
Goodbody to the Haven board of directors and PL Capital Group's proxy solicitation in opposition to Haven's nominees for election to its board of directors. On April 7, 2000, Haven entered into an agreement with PL Capital
Group which provides, among other things, for the appointment of Messrs. Lashley and Goodbody to the Haven board of directors and for the termination of the PL
Capital Group solicitation.

         On March 22, 2000, the board of directors of Haven met with Lehman
Brothers and Thacher Proffitt, to consider, among other items, strategic alternatives ranging from pursuing a course of continuing as an independent financial institution, a possible merger of equals with a similarly sized institution and a possible sale of Haven to another financial institution. At the March 22, 2000 meeting, the Haven board of directors authorized Lehman
Brothers to review the strategic alternatives available to Haven, to identify potential merger partners and acquirors of Haven and to prepare and distribute information packages to those parties that expressed interest in reviewing the
Haven acquisition opportunity in order to obtain expressions of interest as to a potential transaction with Haven. In addition, the Haven board of directors formed the Special Committee to Explore Strategic Alternatives (referred to as the special committee) comprised solely of outside directors to work with Lehman
Brothers in these efforts.

         The special committee of the Haven board of directors met twice with
Lehman Brothers after the March 22, 2000 meeting to discuss various strategic alternatives and beginning in April 2000, Lehman Brothers contacted a total of
20 financial institutions that were identified by Lehman Brothers as attractive partners for a possible business combination with Haven. Of these 20, 11 entered into confidentiality agreements with Haven and were furnished with confidential information packages. Following discussions between each of these eleven institutions and Lehman Brothers, six of the eleven institutions requested to meet with senior management of Haven to discuss the information provided. On May
8, 2000, after Haven and Lehman Brothers conducted preliminary negotiations with these six institutions, Haven received written preliminary indications of interest from four of the six institutions, which preliminary indications of interest were discussed at meetings of the special committee on May 9 and May
16, 2000 and at a meeting of the Haven board of directors on May 17, 2000, at which Lehman Brothers and Thacher Proffitt were present. The preliminary indication of interest from each institution was for an acquisition transaction in which the stockholders of Haven would receive either common stock, cash or a combination of common stock and cash. In each case, the preliminary indication of interest was subject to, among other things, the completion of a detailed due diligence review of Haven.

         During May and June 2000, Lehman Brothers, together with senior management of Haven, met with the four institutions that had submitted preliminary indications of interest in order to address specific questions raised by the parties regarding the information package previously provided to them and to permit the institutions to perform a detailed due diligence review of Haven. The four institutions and their legal and financial advisors then conducted a due diligence review of Haven and held meetings with Haven's senior management and with Lehman Brothers. This process resulted, on June 16, 2000, in
Haven receiving a revised indication of interest only from Queens for a 100%
common stock transaction.

         Based on its evaluation of Queens' proposal, on June 21, 2000, the special committee requested Lehman Brothers to contact Queens and determine if
Queens would increase its proposed exchange ratio, add certain provisions and modify or eliminate certain conditions to its proposal. On June 22, 2000, the
Haven board of directors met with Lehman Brothers and Thacher Proffitt to discuss Queens' proposal and the recommendation of the special committee. Joseph
R. Ficalora, Chairman, President and Chief Executive Officer of Queens, and
Salomon Smith Barney, Queens' financial advisors, also made a presentation to the Haven board of directors on June 22, 2000 describing the benefits of a business combination between Haven and Queens. On June 23, 2000, Lehman Brothers advised the special committee of the Haven board of directors that Queens was amenable to a number of changes requested by Haven. Queens presented a formal proposal in which, among other things, the stockholders of Haven would receive
1.04 shares of Queens common stock for each share of Haven common

                                       25

stock. This exchange ratio would result in stockholders of Haven owning approximately 32% of Queens on a pro forma combined basis. Based on Queens'
revised proposal, the special committee authorized senior management of Haven to proceed with the negotiation of a definitive merger agreement with Queens.

         At a meeting of the Haven board of directors held on June 27, 2000,
Lehman Brothers presented its written opinion to the Haven board of directors that the exchange ratio was fair, from a financial point of view, to Haven stockholders. During this meeting, Thacher Proffitt also reviewed the terms and conditions contained in the merger agreement, including, among other things, pricing, termination, representations and warranties, negative covenants, closing conditions and treatment of Haven's employee benefit plans and arrangements. Based on, among other things, the various factors discussed below under "Haven's Reasons for the Merger; Recommendation of Haven's Board of
Directors," the Haven board of directors unanimously approved the merger, the merger agreement, the stock option agreement and the related transactions.

         From time to time, Queens has considered various acquisitions in furtherance of its strategy and its board of directors has discussed such acquisitions. The Queens board of directors discussed the Haven merger in several informal meetings and discussions before considering the merger at a meeting of the Queens board of directors held on June 27, 2000. At this meeting, the Queens board of directors reviewed the terms and conditions contained in the draft merger agreement, including, among other things, pricing, termination, standard representations and warranties, negative covenants, customary closing conditions and treatment of Haven's employee benefit plans and arrangements.

HAVEN'S REASONS FOR THE MERGER; RECOMMENDATION OF HAVEN'S BOARD OF DIRECTORS

         The board of directors of Haven believes that the merger is in the best interests of Haven and its stockholders. The Haven board of directors therefore has unanimously approved the merger agreement and unanimously recommends that the Haven stockholders vote "FOR" the approval and adoption of the merger agreement.

         In reaching its decision to approve and recommend the merger agreement, the board of directors of Haven consulted with the management of Haven, as well as its financial and legal advisors, and considered a number of factors, both from a short-term and longer-term perspective, including the following material factors:

         o    The Haven board of directors' belief that the merger will enable all holders of Haven common stock to realize significant value when compared to the market value per share of Haven common stock prior to Haven's announcement on March 24, 2000 that it was exploring strategic alternatives and prior to the announcement of the merger on June 27, 2000. The market value per share of Haven common stock, as represented by the closing sale price, as reported on Nasdaq, was $14.06 on March 23, 2000, and was $17.62
              on June 26, 2000. See "Background of the Merger" on page o,
              "Opinion of Financial Advisors - Haven" on page o and "Interests of Management and Directors in the Merger" on page o.

         o    The Haven board of directors' familiarity with and review of
              Haven's business, financial condition, results of operations, competitive position and future prospects, including the potential growth, development, productivity and profitability of Haven;

         o    The current and prospective environment in which Haven operates, including national and local economic conditions, the competitive environment for thrifts and other financial institutions
              generally, the increased competition resulting from recent legislation allowing non-banks to conduct banking activities, the trend toward consolidation in the financial services industry and the likely effect of the foregoing factors on Haven's potential growth, development, productivity, and profitability;

         o    Pro forma financial information on the merger, including, among other things, the pro forma book value and earnings per share;

         o    The financial information reviewed by management and Lehman
              Brothers with the Haven board of directors regarding Queens and the performance of Queens' common stock on both a historical and prospective basis and the strategic fit between the parties, including:

              o    the combination of Haven's deposit gathering ability through its supermarket and traditional branch franchise with Queens'
                   multi-family loan origination ability,

                                       26

              o    the enhanced opportunities for operating efficiencies that could result from the merger, and

              o    the respective contributions that each of the parties would bring to a combined institution with respect to market
                   capitalization, financial condition, and results of
                   operations.

         o    The Haven board of directors' review of the historical and prospective market prices of Haven common stock compared to the merger consideration, and the expectation of the Haven board of directors that the merger will provide Haven stockholders with the opportunity to receive a premium over the historical trading prices for their shares, and that the consideration received by
              Haven stockholders in the merger would constitute a favorable premium compared to expected future values of Haven common stock under a variety of circumstances and assumptions;

         o    The fact that the receipt of Queens common stock by the Haven stockholders in the merger would be on a tax-free basis for federal income tax purposes (except with respect to cash received in lieu of fractional shares);

         o    Haven's alternatives to the merger, including the range of possible values of those alternatives and the timing and
              likelihood of actually receiving those values;

         o    The results of the extensive process followed by Lehman Brothers to obtain acquisition proposals and preliminary bids;

         o    The Haven board of directors' belief that Queens has a strong financial and capital position and that the Queens common stock to be received by Haven stockholders (including its dividend)
              presents a high long-term intrinsic value, substantial capacity for future growth and considerable potential for long-term strategic value to such stockholders;

         o    The presentations of Lehman Brothers to the Haven board of directors and the special committee on May 16 and 17 and June 21,
              22, 23 and 27, 2000 and Lehman Brothers' opinion that, as of June
              27, 2000, the consideration to be received by the stockholders of
              Haven was fair to Haven's stockholders from a financial point of view;

         o    The review by the Haven board of directors with its legal and financial advisors of the provisions of the merger agreement, the stock option agreement, and other related documents, including the exchange ratio, the ability of Haven to terminate the merger agreement under certain circumstances if the value of Queens common stock declines, subject to the right of Queens to increase the exchange ratio, Queens' agreeing to appoint (a) three members of the Haven board of directors to the Queens board of directors,
              (b) two members of the Haven board of directors to the Queens
              County Savings Bank board of directors and (c) three members of the Haven board of directors to the CFS Bank board of directors and to create an advisory board for the remaining Haven board of directors members to advise Queens with respect to deposit and lending activities in Haven's former market area and to maintain and develop customer relationships (see "THE MERGER-- Interests of
              Directors and Management in the Merger" on page o).

         This discussion of the information and factors considered by the Haven board of directors is not intended to be exhaustive, but includes all material factors considered by the Haven board of directors. The Haven board of directors conducted a discussion of the factors described above, including asking questions of Haven's management and Haven's legal and financial advisors, and reached general consensus that the merger was in the best interests of Haven and
Haven stockholders. In reaching its determination to adopt and recommend the merger, the Haven board of directors did not assign any relative or specific weights to these factors, and individual directors may have given differing weights to different factors. The Haven board of directors relied on the experience and expertise of its financial advisor for quantitative analysis of the financial terms of the merger. It should be noted that this explanation of the Haven board's reasoning is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "CAUTIONARY
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS" on page o.

         THE HAVEN BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS IN THE BEST
INTERESTS OF HAVEN AND ITS STOCKHOLDERS. ACCORDINGLY, THE HAVEN BOARD OF
DIRECTORS HAS UNANIMOUSLY ADOPTED AND APPROVED THE MERGER AGREEMENT AND
UNANIMOUSLY RECOMMENDS THAT HAVEN STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION
OF THE MERGER AGREEMENT.

                                       27

OPINION OF FINANCIAL ADVISORS -- HAVEN

         Haven Bancorp, Inc. has retained Lehman Brothers to act as its financial advisor in connection with the merger. Lehman Brothers is an internationally recognized investment banking firm. Lehman Brothers, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Haven retained Lehman Brothers based upon Lehman Brothers'
experience, expertise, reputation and its familiarity with Haven and the industry in general and because its investment banking professionals have substantial experience in transactions similar to the merger of Haven and Queens
County. As compensation for its services, Haven has agreed to pay Lehman
Brothers (i) a retainer fee of $100,000, (ii) a fee of $300,000 upon rendering of a fairness opinion by Lehman Brothers to the board of directors of Haven, which became payable on June 27, 2000, (iii) a $50,000 fee upon public announcement of the proposed merger, and (iv) a transaction fee equal to 1% of the merger consideration, contingent upon and payable upon the completion of the merger. Based upon the closing sale price of Queens common stock on o, 2000, the transaction fee would be $o. The $300,000 fee payable to Lehman Brothers for rendering a fairness opinion will be credited against the transaction fee. In addition, Haven has agreed to reimburse Lehman Brothers for its out-of-pocket expenses and indemnify Lehman Brothers and certain related persons and entities against certain liabilities, including liabilities under securities laws, incurred in connection with its services. In the past, Lehman Brothers has also been engaged by Queens to render certain financial advisory services. In the ordinary course of their business, Lehman Brothers and its affiliates actively trade the debt and equity securities of Haven and Queens for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

         As part of its role as financial advisor, Lehman Brothers rendered its written opinion to the Haven board of directors on June 27, 2000 that, as of the date of such opinion, and subject to the factors and assumptions set forth in such opinion, the exchange ratio to be offered to Haven stockholders by Queens in the merger is fair, from a financial point of view, to the Haven stockholders. Lehman Brothers subsequently confirmed its June 27, 2000 opinion by delivery to the Haven board of directors of a written opinion dated as of the date of this Joint Proxy Statement/Prospectus. THE FULL TEXT OF THE LEHMAN
BROTHERS' OPINION (REFERRED TO AS THE "LEHMAN BROTHERS OPINION") IS ATTACHED
HERETO AS APPENDIX D. HAVEN'S STOCKHOLDERS MAY READ THE LEHMAN BROTHERS OPINION
FOR A DISCUSSION OF ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE
REVIEW UNDERTAKEN BY LEHMAN BROTHERS IN RENDERING ITS OPINION. THE SUMMARY SET
FORTH IN THIS JOINT PROXY STATEMENT/ PROSPECTUS OF THE LEHMAN BROTHERS OPINION
IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE LEHMAN
BROTHERS OPINION ATTACHED HERETO.

         No limitations were imposed by Haven on the scope of Lehman Brothers'
investigation or the procedures to be followed by Lehman Brothers in rendering the Lehman Brothers opinion. In arriving at the Lehman Brothers opinion, Lehman
Brothers did not ascribe a specific range of value to Haven or Queens, but rather made its determination as to the fairness, from a financial point of view, of the exchange ratio to be offered by Queens to the Haven stockholders in the merger on the basis of the financial and comparative analyses described below. The Lehman Brothers opinion is for the use and benefit of the Haven board of directors and was rendered to the Haven board of directors in connection with its consideration of the merger. The Lehman Brothers opinion is not intended to be and does not constitute a recommendation to any stockholder of Haven as to how such stockholder should vote with respect to the merger. Lehman Brothers was not requested to opine as to, and its opinion does not address, Haven's underlying business decision to proceed with or effect the merger.

         In arriving at the Lehman Brothers opinion, Lehman Brothers reviewed and analyzed:

         o    the merger agreement and the specific terms of the merger,

         o    publicly available information concerning Haven and Queens that
              Lehman Brothers believed to be relevant to its analyses,

         o    financial and operating information with respect to the business, operations and prospects of Haven and Queens furnished to it by
              Haven and Queens,

         o    a trading history of Queens common stock and Haven common stock from June 26, 1995 to the date of the Lehman Brothers opinion, and a comparison of such trading histories with those other companies that it deemed relevant,

         o    a comparison of the historical financial results and present financial condition of Haven and Queens with those of other companies that Lehman Brothers deemed relevant,

                                       28

         o    a comparison of the financial terms of the merger with the financial terms of certain other recent transactions that Lehman
              Brothers deemed relevant, and

         o    the potential pro forma impact of the merger on Queens.

         In addition, Lehman Brothers had discussions with the management of
Queens and Haven concerning their respective businesses, operations, assets, financial conditions and prospects, and their estimates of cost savings, operating synergies and other strategic benefits expected to result from a combination of the businesses of Haven and Queens, and undertook such other studies, analyses and investigations as it deemed appropriate.

         In arriving at the Lehman Brothers opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of
Haven and Queens that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Haven and Queens, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements of Haven and of
Queens as to the future financial performance of Haven, Queens and the combined entity, and that Haven and Queens would perform, and that the combined entity will perform substantially in accordance with such projections. In arriving at the Lehman Brothers opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Haven and Queens and did not make or obtain any evaluations or appraisals of the assets or liabilities of Haven and Queens. In addition, Lehman Brothers notes that it is not an expert in the evaluation of loan portfolios or allowances for loan and real estate owned losses and assumed that the allowances for loan and real estate owned losses provided to it by Haven and Queens and used by it in its analysis and in arriving at the Lehman Brothers opinion were, in the aggregate, adequate to cover all such losses. The Lehman Brothers opinion was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the Lehman Brothers opinion.

         In connection with the preparation and delivery of the initial Lehman
Brothers opinion to the Haven board of directors, Lehman Brothers performed a variety of financial and comparative analyses, as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at the Lehman Brothers opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Brothers opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Haven and Queens. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

         Purchase Price Analysis. Based upon the exchange ratio of one to 1.04, the closing price of Queens common stock on June 26, 2000 of $18.50 represented a value to be received by holders of Haven common stock of $19.24 per share.
Based upon this implied transaction value per share, Lehman Brothers calculated the purchase price -to-market, purchase price-to-book, purchase price-to-tangible book, purchase price to earnings multiples and the implied core deposit premium paid in the merger. The implied transaction value per share yielded a premium to market price of 9.2% over the Haven closing price on June
26, 2000. In addition, Lehman also calculated that the premium of the implied transaction value to the Haven closing market price at March 23, 2000, the day before Haven publicly announced that they had hired Lehman Brothers to assist in exploring strategic alternatives, was 36.8%. This analysis also yielded a purchase price-to-book value multiple of 1.69x, a purchase price-to-tangible book value multiple of 1.72x, a purchase price-to-latest twelve months earnings per share multiple of 17.5x (based on Haven's earnings for the twelve month period ended March 31, 2000) , a purchase price-to-latest twelve months core operating earnings (adjusted for a $7.1 million restructuring charge in the first quarter of 2000) of 12.0x, a purchase price-to-estimated 2000 earnings per share multiple of 8.6x, a purchase price to estimated 2001 earnings per share multiple of 7.7x (based on estimates of Haven's 2000 and 2001 earnings published by the Institutional Brokers Estimate System, referred to as I/B/E/S, as of June
27, 2000) and a 4.0% core deposit premium. I/ B/E/S is a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors.

                                       29

         Historical Stock Price Analysis. Lehman Brothers reviewed the historical performance of Haven common stock for the one, two and five year periods ended June 23, 2000. Lehman also compared the performance of Haven common stock to the performance of Queens common stock and the performance of the S&P 500 Index and Lehman Brothers Thrift Index. The results of these comparisons are set forth in the following table:

Stock Price Performance
-----------------------

                                  1 Year          2 Year            5 Year
                                  ------          ------            ------
Haven                             25.5%           (34.5%)            93.3%
Queens                           (43.7%)          (35.2%)           155.3%
S&P 500                        8.1%            28.8%            162.2%
Lehman Brothers Thrift Index     (16.2%)          (29.8%)            70.2%

Total Return(1)

Haven                             27.9%           (25.2%)           110.6%
Queens                           (41.4%)          (31.3%)           189.5%

(1)  Includes reinvestment of dividends

         Comparable Company Analysis. Using publicly available information,
Lehman Brothers compared the financial performance and stock market valuation of
Haven and Queens with the following selected depository institutions deemed relevant by Lehman Brothers: Astoria Financial Corporation, Dime Community
Bancshares, Inc., GreenPoint Financial Corp., Independence Community Bancorp,
Richmond County Financial Corp., Roslyn Bancorp and Staten Island Bancorp. For
purposes of such analysis, the financial information used by Lehman Brothers was as of and for the quarter ended March 31, 2000. Stock market information was based on closing market prices as of June 26, 2000. Earnings estimates for each company were based on earnings published by First Call. The results of the analysis are set forth in the following table:

                                         Haven         Queens        Peer Group Median
                                         -----         ------        -----------------
Return on Average Assets                0.63% (1)        1.58%             1.06%
Return on Average Equity               18.0 (1)         23.5              11.0
Net Interest Margin                     2.74             3.58              3.31
Efficiency Ratio                        71.8            32.1              43.5
Tangible Common Equity/Assets           3.42             6.77              7.94
Borrowings/Assets                       23.0            37.5              31.7
Loans/Deposits                          84.7           160.5             103.3
NPAs/Assets                             0.25             0.16              0.20
Allowance for Loan Losses/
Non-performing Loans                  237.0            220.5             289.2
Stock Price/2000 EPS                    7.83x           10.5x              9.50x
Stock Price/2001 EPS                    6.91             9.54              8.57
Stock Price/2000 Cash EPS               7.37             7.91              8.91
Stock Price/Book Value                  1.55             2.49              1.15
Stock Price/Tangible Book Value         1.58             2.49              1.61
Dividend Yield                          1.70             5.41              3.75

(1)  Excludes restructuring charge of $7.1 million.

Because of the inherent differences in the businesses, operations, financial conditions and prospects of Queens and Haven and the companies included in the comparable company analysis, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of its analysis and, accordingly, also made qualitative judgments concerning differences between Haven and Queens and the companies included in the comparable company analysis which would affect the trading values of Haven and
Queens and the respective comparable companies.

         Comparable Transaction Analysis. Using publicly available information,
Lehman Brothers reviewed certain financial terms and characteristics, including historical purchase price-to earnings ratios, the purchase

                                       30

price-to-book ratio, the purchase price-to-tangible book ratio, premium-to-market price and the core deposit premium paid at the time of transaction announcement, of 12 savings institution merger or acquisition transactions (referred to as the "comparable thrift transaction group") with values greater than $50 million announced since June 1, 1999, which Lehman
Brothers deemed to be comparable to the present transaction. The comparable thrift transaction group considered by Lehman Brothers in its analysis consisted of the following (identified by acquiror / acquiree): Troy Financial Corp. /
Catskill Financial Corp., Harris Financial/ York Financial Corp., Niagara
Bancorp Inc./ Iroquois Bancorp, Richmond County Financial/ South Jersey
Financial, Niagara Bancorp Inc./ CNY Financial Corp., First Bancorp/ First
Savings Bancorp, Webster Financial Corp./ MECH Financial Inc., North Fork
Bancorp/ Reliance Bancorp, Staten Island Bancorp/ First State Bancorp, North
Fork Bancorp./ JSB Financial Inc., Hudson United Bancorp/ Southern Jersey
Bancorp. The results of this analysis are set forth in the following table:

                                                              Transaction          Comparable            Comparable
                                                               Multiple           Group Average         Group Median

Deal Price/Book Value                                               1.69x                1.61x                1.56x
Deal Price/Tangible Book Value                                       1.72                 1.75                 1.59
Deal Price/Trailing 12 Months Earnings Per Share                     12.0                 16.0                 16.9
                                                                 (1)/17.5

Deal Price/Forward Earnings Per Share                                 8.6                 15.9                 16.3
Price to Market                                              1.09/1.37(3)              1.44(2)              1.26(2)
Core deposit Premium                                                 4.0%                12.9%                11.3%

(1)  Excludes $7.1 million restructuring charge.
(2)  30 days prior to announcement.
(3)  Reflects closing price on 3/23/00, preceding announcement of sale process.

         Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences in the businesses, operations, financial conditions and prospects of Haven, Queens and the comparable thrift transaction group,
Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of its analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the merger that would affect the acquisition values of
Haven and such acquired companies.

         Discounted Cash Flow Analysis. Lehman Brothers discounted four years of estimated cash flows of Haven (based upon estimates published by I/B/E/S), assuming a dividend rate sufficient to maintain a tangible capital ratio
(defined as tangible common equity divided by tangible assets) of 5.50% and using a range of discount rates of 17.5% to 18.5%. These rates were chosen to reflect the different assumptions regarding required rates of return of holders or prospective holders of Haven common stock. Lehman Brothers derived an estimate of a range of terminal values by applying multiples ranging from 8 times to 10 times estimated year end 2004 net income assuming I/B/E/S estimates and a growth rate of 10% for post 2001 earnings. This analysis yielded a range of stand alone values for Haven Common Stock of approximately $17 to $22 per share as compared to a per-share transaction value of $19.24 based on the closing price of Queens common stock on June 26, 2000.

         Pro Forma merger Analysis. Lehman Brothers analyzed the impact of the merger on Queens County's and Haven's estimated earnings per share and cash earnings per share based on published I/B/E/S estimates for 2001 earnings of
Queens and Haven. In connection with this analysis, management of Queens provided Lehman Brothers with cost savings estimates and other earnings adjustments from the merger, which were incorporated in the Lehman Brothers'
analysis. Based on such I/B/E/S estimates and management estimates of cost savings and other earnings adjustments, as illustrated in the following table, the analysis indicated that the merger would be accretive to projected 2001 earnings per share and 2001 cash earnings per share for both companies'
stockholders and would increase the dividend per share paid to Haven stockholders.

Projected Year Ended December 31, 2001
--------------------------------------

                                                   Queens                                      Haven
                                       --------------------------------            --------------------------------
                                       Stand Alone            Pro Forma            Stand Alone            Pro Forma
                                       -----------            ---------            -----------            ---------
Earnings Per Share                        $1.95                 $2.47                 $2.51                 $2.57

                                       31

Cash Earnings Per Share                    2.64                  2.74                  2.53                  2.85
Dividend Per Share                         1.00                   N/A                  0.34                  1.16

         Contribution Analysis. Lehman Brothers analyzed the respective contributions of Queens and Haven to the combined company's pro forma balance sheet as of March 31, 2000 and pro forma historic net income and cash net income for 1998, 1999 and the quarter ended March 31, 2000. In addition, Lehman
Brothers analyzed the respective contributions of Queens and Haven to the combined company's pro forma net income based on I/B/E/S estimates of projected
2001 net income and 2001 cash net income. This analysis indicated the implied contribution to the combined entity were as follows:

($ in millions)

                                             Haven                  Queens
                                             -----                  ------
Total Assets                                   60%                     40%
Total Loans                                    52                      48
Total Deposits                                 67                      33
Total Equity                                   43                      57
1998 Net Income                                23                      77
1998 Cash Net Income                           17                      83
1999 Net Income                                29                      71
1999 Cash Net Income                           23                      77
March 31, 2000 Net Income                      38(1)                   62
March 31, 2000 Cash Net Income                 33(1)                   67
2001 Estimated Net Income                      39                      61
2001 Estimated Cash Net Income                 32                      68

Ownership Based on Exchange Ratio              32                      68
(1)  Excludes $7.1 million restructuring charge.

         As of the date of this document, Lehman Brothers is of the opinion that, from a financial point of view, the exchange ratio to be offered by Queens to the stockholders of Haven is fair to Haven stockholders.

QUEENS' REASONS FOR THE MERGER; RECOMMENDATION OF QUEENS' BOARD OF DIRECTORS

         The Queens board of directors believes that the merger presents an excellent opportunity to combine and expand two complementary sets of banking operations. The board consulted with financial and other advisors and determined that the merger was consistent with the strategic plans of Queens and was in the best interests of Queens and its stockholders. In reaching its conclusion to approve and adopt the merger agreement, the stock option agreement and the transactions contemplated by those documents, the board considered a number of factors, including the following:

         o        The merger consideration to be issued to Haven stockholders in relation to the market value, book value and earnings per
                  share of Haven common stock;

         o        The Queens board's review, based in part on presentations by
                  Salomon Smith Barney, its financial advisor, and management, of the business, operations and financial condition of Haven and CFS Bank, the prospects of the combined institution, and the increased market presence, economies of scale and cost savings opportunities for additional growth made possible by the merger;

         o        The Queens board's recognition of the complementary nature of the markets served and products offered by Queens and Haven and the expectation that the merger would provide it with
                  opportunities for additional growth, including expansion of high quality multi-family loan production and potential
                  increases to fee income;

         o        The Queens board's recognition of the potential growth
                  opportunities attendant upon the combination of Haven's
                  strength as a deposit generator with Queens' strength as a high quality asset generator;

         o        The impact that the merger is anticipated to have on Queens'
                  consolidated results of operations, including anticipated cost savings (estimated to be $14.2 million pre-tax ($8.5 million after-tax)

                                       32

                  representing approximately 20% of Haven's normalized estimated
                  2000 operating expenses) resulting from consolidation in
                  certain areas, and including the effect of a 20% repurchase of stock to be issued in the transaction, such that management of
                  Queens estimated that the transaction would be approximately
                  26% accretive to earnings per share in 2001, and approximately
                  3.7% accretive to cash earnings per share (calculated as
                  reported earnings plus non-cash charges for amortization of goodwill, amortization relating to certain employee stock
                  plans and the elimination of certain ongoing purchase
                  accounting adjustments arising from asset and liability
                  marks-to-market) in 2001, with estimated pro forma earnings per share of $2.47 and estimated pro forma cash earnings per share of $2.74 for 2001;

         o        The opinion of Salomon Smith Barney that the Haven exchange ratio is fair, from a financial point of view, to Queens;

         o        The expected impact of the merger on depositors, customers and communities served by Queens and Haven;

         o        The expectation that the merger will be a tax-free transaction to Queens and its stockholders and that the merger will be accounted for under the purchase method of accounting. See
                  "MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER" on
                  page o and "ACCOUNTING TREATMENT" on page o; and

         o        The terms of the merger agreement, the stock option agreement, and the other documents executed in connection with the
                  merger.

         The Queens board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding price-to-earnings multiples, potential revenue enhancements, anticipated cost savings and earnings accretion.
However, the board concluded that the potential positive factors outweighed the potential risks of consummating the merger.

         The foregoing discussion of the information and factors considered by the Queens board of directors is not exhaustive, but includes all material factors considered by the Queens board of directors. In view of the wide variety of factors considered by the Queens board of directors in connection with its evaluation of the merger and the complexity of such matters, the Queens board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Queens board of directors conducted a discussion of the factors described above, including asking questions of Queens'
management and Queens' legal and financial advisors, and reached general consensus that the merger was in the best interests of Queens and Queens stockholders. In considering the factors described above, individual members of the Queens board of directors may have given different weight to different factors. The Queens board of directors relied on the experience and expertise of its financial advisor for quantitative analysis of the financial terms of the merger. See "THE MERGER -- Opinion of Financial Advisors -- Queens" on page o.
It should be noted that this explanation of the Queens board's reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading
"CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS" on page o.

         THE QUEENS BOARD OF DIRECTORS, AT A MEETING DULY CALLED AND HELD ON
JUNE 27, 2000, HAS, BY A UNANIMOUS VOTE OF THE ENTIRE BOARD, ADOPTED AND
APPROVED THE MERGER AGREEMENT AND THE CORPORATE NAME CHANGE, AND HAS DETERMINED
THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING
THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF QUEENS AND THE QUEENS
STOCKHOLDERS. ACCORDINGLY, THE QUEENS BOARD OF DIRECTORS RECOMMENDS THAT QUEENS
STOCKHOLDERS VOTE "FOR" THE MERGER AGREEMENT AND VOTE "FOR" THE APPROVAL OF THE
AMENDMENT TO THE QUEENS CERTIFICATE OF INCORPORATION THAT EFFECTS THE CORPORATE
NAME CHANGE.

OPINION OF FINANCIAL ADVISORS -- QUEENS

         Queens retained Salomon Smith Barney to act as its financial advisor in connection with the merger. Queens selected Salomon Smith Barney based on its experience, expertise and familiarity with Queens and its business. Salomon
Smith Barney is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

                                       33

         Pursuant to Salomon Smith Barney's engagement letter with Queens dated
November 10, 1999, Salomon Smith Barney rendered an opinion to the Queens board of directors on June 27, 2000 to the effect that, based upon and subject to the considerations set forth in its opinion, Salomon Smith Barney's experience as investment bankers, its work described below and other factors it deemed relevant, as of that date, the exchange ratio was fair, from a financial point of view, to Queens.

         The full text of Salomon Smith Barney's opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Appendix C to this document. The summary of Salomon Smith Barney's opinion set forth below is qualified in its entirety by reference to the full text of the opinion. STOCKHOLDERS ARE URGED TO READ
SALOMON SMITH BARNEY'S OPINION CAREFULLY AND IN ITS ENTIRETY.

         Although Salomon Smith Barney evaluated the fairness, from a financial point of view, of the exchange ratio, the exchange ratio was determined by
Queens and Haven through arms-length negotiations.

         Salomon Smith Barney has consented to the inclusion of the Salomon
Smith Barney opinion as Appendix C and has reviewed and consented to the inclusion of this disclosure related to the Salomon Smith Barney opinion. In giving this consent, Salomon Smith Barney does not admit that it comes within the category of persons whose consent is required under Section 7 of the
Securities Act or the rules and regulations of the SEC under the Securities Act, nor does Salomon Smith Barney admit that it is an expert with respect to any part of the registration statement of which this document is a part within the meaning of the term "experts" as used in the Securities Act or the rules and regulations of the SEC under the Securities Act.

         In arriving at its opinion, Salomon Smith Barney:

         o    reviewed a draft of the merger agreement;

         o    held discussions with certain senior officers, directors,
              representatives and advisors of Queens and certain senior
              officers, representatives and advisors of Haven concerning the businesses, operations and prospects of Queens and Haven;

         o    examined publicly available business and financial information relating to Queens and Haven, including information relating to certain strategic implications and operational benefits
              anticipated to result from the merger;

         o    reviewed the financial terms of the merger as set forth in the draft merger agreement in relation to current and historical market prices and trading volumes of the common stock of each of
              Queens and Haven, historical and other operating data of Queens and Haven, publicly available forecasts as to the future earnings of Queens and Haven, and the historical and forecasted
              capitalization and financial condition of Queens and Haven;

         o    considered, to the extent publicly available, the financial terms of certain other similar transactions that Salomon Smith Barney considered relevant in evaluating the exchange ratio;

         o    analyzed certain financial, stock market and other publicly available information relating to the businesses of other
              companies whose operations Salomon Smith Barney considered relevant in evaluating those of Queens and Haven;

         o    evaluated the pro forma financial impact of the merger on Queens;
              and

         o    conducted other analyses and examinations and considered other information and financial, economic and market criteria as Salomon
              Smith Barney deemed appropriate in arriving at its opinion.

         In rendering its opinion, Salomon Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to, or otherwise reviewed by or discussed with, Salomon Smith Barney and further relied on the assurances of the management of Queens and Haven that they were not aware of any facts that would make any of that information inaccurate or misleading.
With respect to financial forecasts regarding Queens and Haven, except with respect to cost savings and operating synergies related to the merger, Salomon
Smith Barney relied upon publicly available third-party equity research forecasts, and it expressed no view with respect to such forecasts or the assumptions on which they were based. With respect to forecasts of cost savings and operating synergies forecasted by the management of Queens to result from the merger, Salomon Smith Barney was

                                       34

advised by the management of Queens that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Queens as to the strategic implications and operational benefits anticipated to result from the merger. Salomon Smith Barney expressed no view with respect to such forecasts and other information and data or the assumptions on which they were based. Salomon Smith Barney assumed, with the consent of the
Queens board of directors, that the merger would be treated as a tax-free reorganization for federal income tax purposes and that it would qualify, and would be accounted for, as a purchase in accordance with generally accepted accounting principles. At the request of Queens, Salomon Smith Barney participated in an evaluation of selected individual credit files of Haven, and assumed, with the consent of the Queens board of directors, that the allowances for loan losses for each of Queens and Haven are, in the aggregate, adequate to cover such losses. Salomon Smith Barney is not an expert in the evaluation of loan or lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to those portfolios, and Salomon Smith Barney has not made an independent evaluation of the adequacy of such allowances of
Queens or Haven. At the request of the Queens board of directors, Salomon Smith
Barney prepared an estimate of the potential sale value of certain of Haven's loans and securities; however, Salomon Smith Barney did not seek any buyers for such loans or securities and, therefore, no assurances were given by Salomon
Smith Barney as to the terms on which such loans or securities could actually be sold. Salomon Smith Barney has not made or been provided with an independent evaluation or appraisal of any of the other assets or liabilities, contingent or otherwise, of Queens or Haven, nor has Salomon Smith Barney made any physical inspection of the properties or assets of Queens or Haven. Representatives of
Queens advised Salomon Smith Barney, and Salomon Smith Barney assumed, that the final terms of the merger agreement would not vary materially from those set forth in the draft reviewed by Salomon Smith Barney. Salomon Smith Barney further assumed that the merger would be consummated in a timely fashion and in accordance with the terms of the merger agreement, without waiver of any of the conditions to the merger contained in the merger agreement.

         Salomon Smith Barney's opinion relates to the relative values of Queens and Haven. Salomon Smith Barney did not express any opinion as to what the value of Queens common stock actually will be when issued in the merger or the price at which Queens common stock will trade subsequent to the announcement or consummation of the merger. Salomon Smith Barney was not asked to consider, and
Salomon Smith Barney's opinion did not address, the relative merits of the merger as compared to any alternative business strategies that might exist for
Queens or the effect of any other transaction in which Queens might engage.
Salomon Smith Barney's opinion necessarily was based on information available to it, and financial, stock market, and other conditions and circumstances existing and disclosed to Salomon Smith Barney as of the date of the opinion.

         SALOMON SMITH BARNEY'S ADVISORY SERVICES AND ITS OPINION WERE PROVIDED
FOR THE INFORMATION OF THE QUEENS BOARD OF DIRECTORS IN ITS EVALUATION OF THE
MERGER, AND SALOMON SMITH BARNEY'S OPINION IS NOT INTENDED TO BE, AND DOES NOT
CONSTITUTE, A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW THAT STOCKHOLDER
SHOULD VOTE ON ANY MATTER RELATING TO THE PROPOSED MERGER.

         In connection with rendering its opinion, Salomon Smith Barney made a presentation to the Queens board of directors on June 27, 2000 with respect to the material analyses performed by Salomon Smith Barney in evaluating the fairness to Queens from a financial point of view of the exchange ratio. The following is a summary of that presentation. The summary includes information presented in tabular format. IN ORDER TO UNDERSTAND FULLY THE FINANCIAL ANALYSES
USED BY SALOMON SMITH BARNEY, THESE TABLES MUST BE READ TOGETHER WITH THE TEXT
OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF
THE FINANCIAL ANALYSES. The following quantitative information, to the extent that it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to June 26, 2000 and is not necessarily indicative of current or future market conditions.

         Calculation of Implied Value of Exchange Ratio. Salomon Smith Barney
noted that the exchange ratio of 1.04 shares of Queens common stock for each share of Haven common stock had an implied value of $19.24 per share of Haven common stock based upon the closing price of Queens common stock on June 26,
2000 (the trading day prior to the presentation by Salomon Smith Barney to the board of directors of Queens), with the aggregate implied value of the consideration being approximately $200 million.

         Transaction Pricing Multiples. Based upon the exchange ratio of 1.04 and the closing price of Queens common stock on June 26, 2000 of $18.50, Salomon
Smith Barney analyzed the implied per share transaction value of $19.24 as a multiple of Haven's EPS for the last twelve-month period for which results were available (LTM EPS) and estimated earnings per share for the years 2000
(including pre-restructuring and post-restructuring estimates for the year 2000)
and 2001, fully diluted book value per share, and fully diluted tangible book value per share. Salomon Smith Barney also analyzed the percentage premium to deposits and the per share transaction value as a premium to both the closing market price of Haven common stock on June 26, 2000 and the market price prior to Haven's announcement on March 24, 2000 that it had hired Lehman Brothers to explore

                                       35

strategic alternatives. These analyses indicated the following (all dollar amounts are in millions, except per-share amounts):

                                                                                    HAVEN            TRANSACTION
                                                                                  REFERENCE           VALUATION

Price/LTM EPS                                                                       $1.60                12.0x
Price/2000E EPS                                                                     $2.24                 8.6x
Price/2000E Adjusted Pre-Restructuring EPS                                          $2.54                 7.6x
Price/2000E Adjusted Post-Restructuring EPS                                         $1.83                10.5x
Price/2001E EPS                                                                     $2.51                 7.7x
Price/Fully Diluted Book Value                                                     $11.20                 1.72x
Price/Fully Diluted Tangible Book Value                                            $11.07                 1.74x
Premium to Deposits                                                             $2,151                    3.9%
Premium to Market Price - June 26, 2000                                            $17.625                9.2%
Premium to Market Price - Pre-Announcement                                           _                   36.8%

         Salomon Smith Barney based its analyses of price/fully diluted book value, price/fully diluted tangible book value, premium to deposits, and price/LTM EPS on reference data at or for the twelve-month period ended March
31, 2000, excluding $14.0 million of non-recurring pre-tax charges. The estimates of earnings per share for 2000 and 2001 were based on median estimates as reported by I/B/E/S. I/B/E/S is a data service that monitors and publishes compilations of earning estimates by selected research analysts regarding companies of interest to institutional investors. The estimates of pre-restructuring and post-restructuring earnings per share were based on
Queens' management estimates, including the sale of certain loans and securities and 15 supermarket branches in the States of Connecticut and New Jersey as part of the restructuring.

         Comparable Companies Analysis. Salomon Smith Barney reviewed publicly available financial and operating information for the following nine financial institutions that Salomon Smith Barney considered comparable to Haven. We sometimes refer to these institutions as the "Peer Group."

o        Astoria Financial Corporation                      o        North Fork Bancorporation, Inc.
o        Dime Community Bancshares, Inc.                    o        Richmond County Financial Corp.
o        Flushing Financial Corporation                     o        Roslyn Bancorp, Inc.
o        Greenpoint Financial Corp.                         o        Staten Island Bancorp, Inc.
o        Independence Community Bank Corp.

         For each institution in the Peer Group, Salomon Smith Barney computed the ratio of the closing price of the institution's common stock on June 26,
2000 to the institution's estimated earnings per common share ("EPS") for 2000, estimated earnings per share plus the amortization of goodwill and non-cash compensation costs ("CEPS") for 2000, estimated EPS for 2001, estimated CEPS for
2001, book value per share and tangible book value per share. Information regarding book value per share and tangible book value per share was based on publicly available financial data as of March 31, 2000. Information regarding
EPS and CEPS was based on median I/B/E/S estimates.

   MULTIPLE OF JUNE 26, 2000 PRICE        RANGE FOR     MEDIAN FOR
       PER SHARE TO PEER GROUP            PEER GROUP    PEER GROUP
           INSTITUTIONS':

     Estimated 2000 EPS                   6.4x-14.0x           9.3x
     Estimated 2001 EPS                   6.0x-12.0x           8.5x
     Estimated 2000 CEPS                  6.0x-13.3x           8.0x
     Estimated 2001 CEPS                  5.7x-11.5x           7.4x
     Book value per share                1.01x-1.74x          1.12x
     Tangible book value per share       1.11x-2.78x          1.40x

         Based on this data, Salomon Smith Barney derived two reference ranges for the implied per share value of Haven common stock, one based on I/B/E/S estimates of Haven's EPS and one based on management

                                       36

estimates of Haven's earnings per share adjusted for the sale of its mortgage operations, its supermarket branches in Connecticut and New Jersey, and approximately $872 million of its one- to four-family mortgage loans, and excluding all non-recurring charges (core earnings on a run-rate basis). In performing this analysis, Salomon Smith Barney assumed that Haven would complete a proposed restructuring. Salomon Smith Barney also assumed that a control premium of 30% would be paid in respect of the shares of Haven common stock. The ranges of implied per-share value of Haven common stock derived by Salomon Smith
Barney were as follows:

        Using I/B/E/S EPS Estimates                          $19.00 to $28.00
        Using Management Core Earnings Estimates             $14.00 to $20.00

         Precedent Transactions Analysis. Salomon Smith Barney analyzed publicly available financial, operating, and stock market information for selected comparable merger transactions in the thrift industry announced since January 1,
1999. Salomon Smith Barney divided these transactions into the following four groups (in each case, the first-named company is the acquiror and the second-named company is the acquired company in the transaction):

         o    New York Thrift Transactions. The following acquisitions of thrifts operating in the State of New York were included in this group: Sound Federal Bancorp/Peekskill Financial Corporation,
              Niagara Bancorp Inc./CNY Financial Corp., North Fork
              Bancorporation/Reliance Bancorp Inc., and North Fork
              Bancorporation/JSB Financial Inc.

         o    Northeast Thrift Transactions. All acquisitions of thrifts operating in New Jersey, Connecticut, New York, Maine, New
              Hampshire, Pennsylvania, Rhode Island, Vermont or Massachusetts
              were included in this group: Harris Financial MHC/York Financial
              Corp., Richmond County Financial Corp./South Jersey Financial
              Corp., Sound Federal Bancorp/Peekskill Financial Corporation,
              Niagara Bancorp Inc./CNY Financial Corp., Webster Financial
              Corp./MECH Financial, Inc., North Fork Bancorporation/Reliance
              Bancorp Inc., North Fork Bancorporation/JSB Financial Inc.,
              Hudson River Bancorp/SFS Bancorp, Independence Community Bank
              Corp./Broad National Bancorporation, HUBCO Inc./Little Falls
              Bancorp Inc., and BSB Bancorp Inc./Skaneateles Bancorp, Inc.

         o    National Thrift Transactions. The following acquisitions with transaction values between $100 million and $500 million were included in this group: Harris Financial MHC/York Financial
              Corp., Mutual Savings Bank/First Northern Capital Corp., Webster
              Financial Corp./MECH Financial, Inc., North Fork
              Bancorporation/Reliance Bancorp Inc., Provident Financial Group
              Inc./Fidelity Financial of Ohio Inc., BB&T Corp./First
              Liberty Financial Corp., Fifth Third Bancorp/Emerald Financial
              Corporation, Old Kent Financial Corp./CFSB Bancorp, Independence
              Community Bank Corp./Broad National Bancorporation, BB&T
              Corp./First Citizens Corporation, and Anchor BancCorp Wisconsin
              Inc/FCB Financial Corp.

         o    National Thrift Transactions (Distressed Targets). The following acquisitions in which the acquired company's return on average assets did not exceed 0.75% were included in this group: Harris
              Financial MHC/York Financial Corp., SouthBanc Shares
              Inc./Heritage Bancorp Inc., Provident Financial Group
              Inc./Fidelity Financial of Ohio Inc., HUBCO Inc./Little Falls
              Bancorp Inc., and BSB Bancorp Inc./Skaneateles Bancorp, Inc.

         For each of the precedent transactions, Salomon Smith Barney derived the following information:

         o     the ratio of the per share price in the transaction to the acquired company's (1) LTM EPS, (2) book value per share, and
               (3) tangible book value per share;

         o     the premium implied by the per share price in the transaction to the market price per share of the acquired company's common stock on the last trading day prior to the announcement of the transaction;

         o     the premium implied by the per share price in the transaction to the market price per share of the acquired company's common stock one month prior to the announcement of the transaction;
               and

         o     the premium over book value implied by the per share price in the transaction to the acquired company's deposits.

                                       37

         The results of these analyses are summarized in the following table:

                                                                                  PRECEDENT TRANSACTIONS

                                                                                  RANGE             MEDIAN
NEW YORK THRIFT TRANSACTIONS

Ratio of transaction price to acquired company's:

LTM EPS                                                                            15.0x-27.6x        19.0x
Book value per share                                                               1.21x-1.98x        1.49x
Tangible book value per share                                                      1.21x-2.80x        1.49x
Implied premium of transaction price to market price on last                        4.4%-83.3%        12.0%
   trading day prior to announcement
Implied premium of transaction price to market price 1 month                       10.5%-83.3%        30.8%
   prior to announcement
Implied premium of transaction price to deposits                                    8.0%-19.6%        11.7%

NORTHEAST THRIFT TRANSACTIONS
Ratio of transaction price to acquired company's:

LTM EPS                                                                            13.4x-27.7x        18.6x
Book value per share                                                               1.21x-2.83x        1.53x
Tangible book value per share                                                      1.21x-2.84x        1.53x
Implied premium of transaction price to market price on last
   trading day prior to announcement                                                4.4%-83.3%        16.1%
Implied premium of transaction price to market price 1 month
   prior to announcement                                                            5.8%-83.3%        33.3%
Implied premium of transaction price to deposits                                    5.3%-19.6%         8.1%

NATIONAL THRIFT TRANSACTIONS

Ratio of transaction price to acquired company's:

LTM EPS                                                                            15.9x-28.0x        19.5x
Book value per share                                                               1.61x-3.57x        2.21x
Tangible book value per share                                                      1.61x-3.88x        2.80x
Implied premium of transaction price to market price on last                        5.9%-70.6%        36.7%
   trading day prior to announcement
Implied premium of transaction price to market price 1 month                       22.3%-73.2%        52.5%
   prior to announcement
Implied premium of transaction price to deposits                                    6.1%-32.8%        17.0%

NATIONAL THRIFT TRANSACTIONS (DISTRESSED TARGETS)

Ratio of transaction price to acquired company's:

LTM EPS                                                                            18.6x-29.6x        24.8x
Book value per share                                                               1.03x-2.15x        1.61x
Tangible book value per share                                                      1.03x-2.19x        1.61x
Implied premium of transaction price to market price on last                        4.5%-70.6%        33.2%
  trading day prior to announcement
Implied premium of offer price to market price 1 month                              5.8%-77.8%        56.8%
  prior to announcement
Implied premium of transaction price to deposits                                    1.0%-16.9%         8.1%

         Using financial information for Haven as of March 31, 2000, Salomon
Smith Barney derived a reference range for the implied per share value of Haven common stock based on the results derived for each category of precedent transactions. The ranges derived by Salomon Smith Barney are as follows:

         New York Thrift Transactions                                                $16.00 to $23.00
         Northeast Thrift Transactions                                               $17.00 to $22.00
         National Thrift Transactions                                                $18.00 to $26.00
         National Thrift Transactions (Distressed Targets)                           $18.00 to $27.00

         Salomon Smith Barney noted that the implied value per share of Haven common stock ($19.24) based on the exchange ratio and the closing price of
Queens common stock on June 26, 2000 was within all four reference ranges of the implied per share value of Haven common stock derived by Salomon Smith Barney in its precedent transactions analysis.

                                       38

         Discounted Cash Flow Analysis. Salomon Smith Barney performed a discounted cash flow analysis to derive a range of implied values per share of
Haven common stock, including certain cost savings expected to result from the merger. In this analysis, Salomon Smith Barney assumed a weighted average cost of capital of 11.8% to derive the present value of (1) Haven's estimated cash flows available to stockholders for the fiscal years 2001 through 2005, plus (2)
Haven's terminal value at the end of fiscal 2005. Terminal values for Haven were calculated based on a range of 6.0x to 9.0x 2006 EPS. In performing this analysis, Salomon Smith Barney based Haven's estimated EPS on I/B/E/S estimates and on an assumed long-term annual growth rate for Haven's EPS of 4.0%. EPS data were adjusted to account for management's assumptions of cost savings resulting from the merger of 17.1% of pre-tax overhead expense (75% achievable in 2001 and
100% achievable in 2002 and thereafter, with an annual growth rate of such cost savings of 3% per year after 2001), the sale of certain loans and supermarket branches in Connecticut and New Jersey, the sale of Haven's one-to four-family mortgage loans and the impact of replacing such loans with multi-family mortgages, and the opportunity cost of incremental dividends. In determining cash flows available to stockholders, Salomon Smith Barney assumed that the following percentages of adjusted EPS would be paid to stockholders to maintain a targeted tangible common equity to tangible asset ratio of 5%: (1) 0% in 2001,
(2) 34.3% in 2002, (3) 101.2% in 2003, (4) 100.8% in 2004, and (5) 100.0% in
2005.

         Based on these assumptions, Salomon Smith Barney derived a reference range for the implied per share value of Haven common stock of $17.00 to $22.00.
Salomon Smith Barney noted that the implied value per share of Haven common stock ($19.24) based on the exchange ratio and the closing price of Queens common stock on June 26, 2000, was within the reference range of the implied per share value of Haven common stock derived by Salomon Smith Barney in its precedent transactions analysis.

         Contribution Analysis. Salomon Smith Barney analyzed the relative contribution that Queens and Haven would each be making to the combined company with respect to certain financial and operating data. Salomon Smith Barney based its analyses on financial data at, and for the twelve-month period ended, March
31, 2000, and did not consider cost savings, restructuring adjustments or other expected effects of the merger.

                                                                                  CONTRIBUTION TO THE COMBINED
                                                                                          COMPANY BY:
                                                                                  Queens               Haven
                                                                                  ------               -----

INCOME STATEMENT FOR THE 12-MONTH PERIOD ENDED 3/31/00

Net interest income                                                                48.1%               51.9%
Net interest income after provision for loan losses                                49.1                50.9
Total non-interest income                                                           8.1                91.9
Total non-interest expense                                                         20.7                79.3
Net income                                                                         67.9                32.1

BALANCE SHEET AS OF 3/31/00

Total securities                                                                   17.3                82.7
Total net loans                                                                    48.2                51.8
Total assets                                                                       40.3                59.7
Total deposits                                                                     32.9                67.1
Total trust preferred stock                                                        22.4                77.6
Total equity                                                                       56.7                43.3

         Salomon Smith Barney compared this data with the expected 68.4% and
31.6% pro forma fully diluted equity interest in the combined company of the current common stockholders of Queens and Haven, respectively.

         Projected Pro Forma Financial Analysis. Salomon Smith Barney analyzed the estimated financial impact of the merger on Queens's EPS and CEPS. In performing this analysis, Salomon Smith Barney relied on I/B/E/S estimates of
EPS, adjusted to account for management's assumptions of cost savings resulting from the merger of 17.1% of pre-tax overhead expense (75% phased in in 2001 and
100% phased in in 2002, with an annual growth rate of such cost savings of 3%
per year after 2001), the purchase accounting adjustments resulting from the mark to market of certain assets and liabilities of Haven, the sale of certain loans and supermarket branches in Connecticut and New Jersey, the sale of
Haven's one-to four-family mortgage loans, the repurchase by Queens prior to the merger of 20% of the shares of Queens common stock to be issued in the merger at a price of $19.24 per share and a one-time restructuring charge in connection with the merger of $31 million which would increase goodwill with no immediate impact on the combined company's financial statements. Based on this analysis,
Salomon Smith Barney determined that the merger would be accretive to Queens's
EPS by 26.4%,

                                       39

21.4% and 12.8% in 2001, 2002 and 2003, respectively, and accretive to Queens's
CEPS by 3.7%, 10.7% and 10.3% in 2001, 2002 and 2003, respectively.

         Historical Exchange Ratio Analysis. Salomon Smith Barney calculated the ratio of the closing price per share of Haven common stock to the closing price per share of Queens common stock for each trading day in a five year period from
June 26, 1995 to June 26, 2000 and a one year period from June 26, 1999 to June
26, 2000 and compared five and one year ratios with the exchange ratio. The results of these calculations showed over this period a high stock price ratio of 1.503, a low stock price ratio of 0.357, a median five year stock price ratio of 0.896, a median one year stock price ratio of 0.579 and current stock price ratio of 0.953%, compared to the exchange ratio, 1.04. Based on this data, the
1.04 exchange ratio represents a 30.8% discount to the high stock price ratio, a
190.9% premium over the low stock price ratio, a 16.0% premium over the median five year stock price ratio, a 79.7% premium over the median one year stock price ratio and a 9.2% premium to the current stock price ratio.

         Comparative Market Position. Salomon Smith Barney reviewed the respective market share, in terms of deposits, of each of Queens, Haven and the combined company for markets in Queens County and concluded that Queens and
Haven ranked ninth and seventh, respectively, in market share for Queens and that the combined company would rank sixth for market share in Queens among all competitors. Salomon Smith Barney also compared Queens, Haven and the combined company's market share and rankings in all markets served versus other thrift institutions and concluded that Queens and Haven ranked twelfth and eighth, respectively, in market share for thrifts in all markets served and that the combined company would rank eighth for market share for thrifts in all markets served.

         Comparative Credit and Operating Analysis. Salomon Smith Barney
reviewed comparative performance ratios, per share operating statistics, capital ratios and credit quality ratios for the years 1995 through 1999 and for the 12 month period ended or as at March 31, 2000 for Queens, Haven and the combined company. In each case, these statistics were compared to the comparable median statistics of the peer group set out above. Estimated diluted earnings per share growth rates were reviewed for the year 2000 for Queens and Haven. Pro forma projected returns on average assets, returns on average common equity, diluted earnings and selected capital ratios were reviewed for the years 2001 and 2002.

                                  * * * * * * *

         The preceding discussion is a summary of the material financial analyses furnished by Salomon Smith Barney to the Queens board of directors but it does not purport to be a complete description of the analyses performed by
Salomon Smith Barney or of its presentations to the Queens board of directors.
The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Salomon Smith Barney made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Salomon Smith Barney believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and factors considered by Salomon Smith Barney, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Salomon
Smith Barney and its opinion. With regard to the comparable company and precedent transaction analyses summarized above, Salomon Smith Barney selected the Peer Group and the precedent transactions on the basis of various factors, including the size, financial condition and location of Queens and Haven;
however, no company or transaction utilized in the precedent transaction analyses summarized above is identical to Queens, Haven or the merger. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the subject companies and transactions to which Queens, Haven and the merger are being compared. In its analyses, Salomon
Smith Barney made numerous assumptions with respect to Queens, Haven, industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Queens and Haven. Any estimates contained in Salomon Smith Barney's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses.
Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of Queens, the Queens board of directors, Salomon Smith Barney or any other person assumes responsibility if future results or actual values differ materially from the estimates.

         Salomon Smith Barney's analyses were prepared solely as part of Salomon
Smith Barney's analysis of the fairness of the exchange ratio in the merger and were provided to the Queens board of directors in connection therewith. The opinion of Salomon Smith Barney was only one of the many factors taken into consideration by

                                       40

the Queens board of directors in making its determination to approve the merger agreement and the merger. See "THE MERGER -- Queens' Reasons for the merger;
Recommendation of Queens' Board of Directors" on page o.

         In the ordinary course of its business, Salomon Smith Barney and its affiliates may actively trade or hold the securities of both Queens and Haven for its own account and for the account of customers and, accordingly, may at any time hold a long or short position in these securities. Salomon Smith Barney and its affiliates, including Citigroup Inc. and its affiliates, may maintain other business relationships with Queens and Haven and their respective affiliates.

         Pursuant to Salomon Smith Barney's engagement letter, Queens agreed to pay Salomon Smith Barney a total fee of $1.1 million for its services rendered in connection with the merger, including the delivery of its opinion, substantially all of which fee is contingent on execution of the merger agreement or consummation of the merger or the receipt of a termination fee or similar fee under the terms of the merger agreement. Queens has also agreed to reimburse Salomon Smith Barney for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and disbursements of its counsel, and to indemnify Salomon Smith Barney against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

ADDITIONS TO THE BOARD AND MANAGEMENT OF QUEENS, QUEENS COUNTY SAVINGS BANK AND
CFS BANK.

         Boards of Directors. The merger agreement provides that, after the consummation of the merger, the board of directors of Queens will consist of the current directors of Queens and three additional directors to be designated by
Queens from among the former directors of Haven. The merger agreement further provides that, after the consummation of the merger, the board of directors of
Queens County Savings Bank will consist of the current directors of Queens
County Savings Bank and two additional directors to be designated by Queens in its discretion from among the former directors of Haven. The merger agreement provides that, at the effective time, the directors of CFS Bank will resign, and the board of directors of CFS Bank will consist of three former directors of
Haven designated by Queens, in its discretion, and eight directors who are currently directors of Queens or Queens County Savings Bank.

         Queens has agreed that the total number of directors of Queens will not exceed 11 for a two year period following the completion of the merger, except that Queens may increase the size of the board in order to appoint one or more new directors as part of the acquisition of another financial institution.

         Management. At the time the merger agreement was executed, Queens and
CFS Bank entered into employment agreements with William J. Jennings, II and
Dennis Hodne, both current employees of Haven and/or CFS Bank, in order to ensure their continued service to CFS Bank and Queens after the merger. The agreements with Mr. Jennings provide that he will serve as Executive Vice
President and Director of Queens and Queens County Savings Bank and as President
and a Director of CFS Bank. The agreements with Mr. Hodne provide that he will serve as Senior Vice President of Queens, Queens County Savings Bank and CFS
Bank. The initial term of both agreements is 36 calendar months from the effective time.

         Also, in connection with the merger agreement, Queens and CFS Bank have entered into a consulting agreement with Philip S. Messina, the current Chairman of the Board and Chief Executive Officer of Haven and CFS Bank, which will take effect at the completion of the merger and have a term of three years. The merger agreement also contemplates the creation of an advisory board comprised of those directors of Haven who do not become directors of Queens, Queens County
Savings Bank or CFS Bank.

         For more information see "THE MERGER -- Interests of Directors and
Management in the Merger" on page o.

DISTRIBUTION OF QUEENS CERTIFICATES

         At or prior to the completion of the merger, Queens will cause to be deposited, with a bank or trust company acting as exchange agent, certificates representing shares of Queens common stock for the benefit of the holders of certificates representing shares of Haven common stock and cash in lieu of any fractional shares that would otherwise be issued in the merger.

         Promptly after the completion of the merger, Queens will send or cause to be sent transmittal materials to each holder of a Haven stock certificate for use in exchanging Haven stock certificates for certificates representing shares of Queens common stock and cash in lieu of fractional shares, if applicable.
HOLDERS OF HAVEN STOCK CERTIFICATES SHOULD NOT SURRENDER THEIR HAVEN STOCK
CERTIFICATES FOR EXCHANGE UNTIL THEY

                                       41

RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS. The exchange agent will deliver certificates for Queens stock and/or a check instead of any fractional shares of Queens Stock once it receives the certificates representing a holder's shares of Haven stock.

         Holders of Haven stock certificates may exchange those certificates for
Queens stock certificates with the exchange agent for up to one year after the completion of the merger. At the end of that period, any Queens stock certificates and cash will be returned to Queens. Any holders of Queens stock certificates who have not exchanged their certificates will be entitled to look only to Queens, and only as general creditors of Queens, for Queens stock certificates and any cash to be received instead of fractional shares of Queens stock.

         Any person claiming that a Haven stock certificate has been lost, stolen or destroyed may receive a Queens stock certificate upon the making of an affidavit of that fact, and Queens will issue Queens stock certificates to the claimant and pay any applicable amounts of cash instead of fractional shares of
Queens stock. Queens may require the claimant to post a bond in a reasonable amount as an indemnity against any claim that may be made against Queens with respect to the lost, stolen or destroyed Haven stock certificate.

         At or after the completion of the merger, there will be no transfers on the stock transfer books of Haven of the shares of Haven stock that were outstanding immediately prior to that time.

FRACTIONAL SHARES

         Queens will not issue any fractional shares of Queens common stock.
Instead, a Haven stockholder who would otherwise have received a fraction of a share of Queens common stock pursuant to the Haven exchange ratio will receive cash. The amount of cash received will be determined by multiplying the fraction of a share of Queens common stock to which such holder would otherwise be entitled by the last reported sales price per share of Queens common stock on the day immediately preceding the consummation of the merger.

PUBLIC TRADING MARKETS

         Queens common stock is currently included for quotation on the Nasdaq
National Market under the symbol "QCSB." Haven common stock is currently included for quotation on the Nasdaq National Market under the symbol "HAVN."
Upon completion of the merger, Haven common stock will be delisted from the
Nasdaq National Market and deregistered under the Securities Exchange Act of
1934, as amended. The newly issued Queens common stock issuable pursuant to the merger agreement will be listed on the Nasdaq National Market. It is currently contemplated that, upon approval of the corporate name change, the Queens common stock will be included for quotation on the Nasdaq National Market under the symbol "NYCB."

         The shares of Queens stock to be issued in connection with the merger will be freely transferable under the Securities Act, except for shares issued to any stockholder who may be deemed to be an affiliate of Haven, as discussed in "THE MERGER -- Resales of Queens Stock by Affiliates" on page o.

         As reported on the Nasdaq National Market, the closing sale price per share of Queens stock on June 27, 2000, the last day prior to the public announcement of the merger was $18.125. The closing sale price per share of
Haven stock on June 27, 2000 was $18.125, as reported on the Nasdaq National
Market. Based on these closing sale prices per share, the implied per share value of Haven stock was $18.85 as of that date. The closing sale price per share of Queens stock on the Nasdaq National Market on o, 2000, the last practicable trading day before the date of this document, was $o. The closing sale price per share of Haven stock on the Nasdaq National Market on o, 2000, the last practicable trading day before the date of this document, was $o. The implied per share value of Haven stock was $o as of that date. The implied value of one share of Haven stock as of these dates was calculated by multiplying
Queen's closing sale price per share by 1.04, the exchange ratio. Because the stock price of both of our companies will fluctuate, you should obtain current quotations of these prices.

QUEENS DIVIDENDS

         Queens currently pays a quarterly dividend of $0.25, which is expected to continue, although the Queens board of directors may change this dividend policy at any time. During 1999, Haven paid cash dividends totaling $0.30 per share, and Queens paid cash dividends totaling $1.00 per share.

         Queens stockholders will be entitled to receive dividends when and if declared by the Queens board of directors out of funds legally available for dividends. The Queens board of directors will periodically consider the payment of dividends, taking into account Queens' financial condition and level of net income, Queens'

                                       42

future prospects, economic conditions, industry practices and other factors, including applicable banking laws and regulations as discussed in "REGULATION
AND SUPERVISION OF QUEENS" on pages o.

ABSENCE OF APPRAISAL RIGHTS

         Appraisal rights are statutory rights that enable stockholders who object to extraordinary transactions, such as mergers, to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to such rights are set forth in the laws of Delaware which is the state of incorporation of each company. These exceptions are applicable with respect to the rights of Queens stockholders and Haven stockholders.

         Neither Haven nor Queens stockholders are entitled to appraisal rights under Delaware law in connection with the merger because the shares of each of
Haven common stock and Queens common stock are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

RESALES OF QUEENS STOCK BY AFFILIATES

         Affiliates of Haven, as defined under Rule 145 under the Securities Act of 1933, as amended, generally may not sell their shares of Queens stock acquired in the merger except pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rules 144 and 145 issued by the
SEC under the Securities Act. Affiliates include directors, executive officers, and beneficial owners of 10% or more of any class of capital stock.

         Under the merger agreement, Haven agreed to, and has, provided Queens with a list of the persons who, to Haven's knowledge, may be deemed to be affiliates of Haven. Haven has also delivered a letter of agreement from each of these persons by which that person agrees, among other things, not to offer to sell, transfer or otherwise dispose of any of the shares of Queens stock distributed to him or her pursuant to the merger except in compliance with Rules
144 and Rule 145 under the Securities Act, in a transaction that, in the opinion of counsel reasonably satisfactory to Queens, is otherwise exempt from the registration requirements of the Securities Act, or in an offering registered under the Securities Act. Queens may place restrictive legends on its common stock certificates that are issued to persons who are deemed to be affiliates of
Haven under the Securities Act. The form of these letters of agreement are included as Exhibit A to the merger agreement, which is attached as Appendix A.

         This document does not cover any resales of Queens stock received in the merger by any person who may be deemed an affiliate of Haven.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

         We have agreed to make or cause to be made all filings required in order to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which includes approval from the Federal
Reserve Board. We expect to file this application shortly and we have not yet received final regulatory approval nor have any required notification periods expired. The merger cannot proceed in the absence of these regulatory approvals.
We cannot assure you that these regulatory approvals will be obtained, and, if obtained, we cannot assure you as to the date of any such approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

         We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

         Federal Reserve Board. Consummation of the merger will require Queens to receive the prior approval of the Federal Reserve Board under Section 4 of the Bank Holding Company Act of 1956 to acquire control of Haven's subsidiaries.

         Inner City Press/Community on the Move has submitted a letter to the
Federal Reserve Board indicating its opposition to the notice submitted by
Queens with respect to the merger on the grounds of Queens County Savings Bank's and CFS Bank's Connecticut branches' CRA compliance.  Queens and Haven believe

                                       43

that such opposition is without merit, although we cannot assure you that such opposition will not delay or otherwise affect our obtaining regulatory approval of the merger.  As a result of the most recent Federal Deposit Insurance
Corporation and New York State Banking Department examinations, Queens County
Savings Bank received an overall CRA compliance rating of "Satisfactory," and as result of its most recent OTS examination, CFS Bank received an overall CRA compliance rating of "Satisfactory."

INTERESTS OF DIRECTORS AND MANAGEMENT IN THE MERGER

         GENERAL

         In addition to the interests discussed in this section of this document, certain members of management or the board of directors of Haven will be members of management or the boards of directors of Queens, Queens County
Savings Bank or CFS Bank, or may serve on the Queens advisory board, as contemplated in the merger agreement, and will receive compensation for such services. Queens may also provide incentives to key employees to ensure that they remain in the employ of Queens, Haven or their subsidiaries throughout the merger integration process.

         The Queens board of directors and the Haven board of directors were both aware of these interests and considered them in their respective decisions to approve and adopt the merger agreement.

         NEW EMPLOYMENT ARRANGEMENTS

         In connection with the merger, Queens and CFS Bank have each entered into individual employment agreements with William J. Jennings, II, President and a director of Haven and CFS Bank, and with Dennis Hodne, Senior Vice
President of CFS Bank. The new employment agreements are substantially similar to the employment agreements that Queens and Queens County Savings Bank have previously entered into with Joseph R. Ficalora and other executives.

         Under the new employment agreements, Mr. Jennings will serve as
Executive Vice President of Queens and Queens County Savings Bank, President of
CFS Bank, and a Director of all three entities at an annual base salary of
$400,000. Mr. Hodne will serve as Senior Vice President of all three entities at an annual base salary of $165,000. The new employment agreements will take effect at the closing of the merger. The agreements with Queens and Queens
County Savings Bank have an initial three-year term with daily extensions such that the term of the new agreements will always be 3 years. The new employment agreements with CFS Bank have initial three-year terms and each may be extended an additional year on each anniversary of the beginning of the term so that, at such extension, the remainder of the term of the agreement will be three years.
The new employment agreements provide that Mr. Jennings' existing change in control agreements with Haven and CFS Bank and Mr. Hodne's existing change in control agreement with CFS Bank will remain in effect for 12 months following the closing of the merger. The change in control agreements will be amended following the closing of the merger to provide that Messrs. Jennings and Hodne will be entitled to severance pay following a change in control of Haven or of
CFS Bank by reason of a voluntary termination of employment only if such voluntary termination of employment occurs during the nine month period beginning three months after the closing; and to delete any provision entitling the executive to a "gross-up" payment for any golden parachute excise taxes imposed by Section 4999 of the Internal Revenue Code of 1986, as amended. To the extent that Mr. Jennings or Mr. Hodne receive any payments or benefits under the change in control agreements, the amount of such payments and benefits will be subtracted from any amount simultaneously owed under the new employment agreements in connection with a termination of employment.

         The new employment agreements provide that in the event that Queens,
Queens County Savings Bank or CFS Bank terminates Mr. Jennings' or Mr. Hodne's employment for reasons other than for cause or disability or either executive voluntarily resigns for good reason (as such terms are defined in the new agreements), he will be entitled to severance pay equal to the remaining salary and other cash compensation and benefits through the remainder of the term. If
Mr. Jennings or Mr. Hodne is terminated without cause or voluntarily resigns for good reason following a change in control of Queens, Queens County Savings Bank or CFS Bank, he will be entitled to (x) severance pay equal to the greater of
(i) the payments due under the remaining term of the agreement or (ii) 3 times his average annual compensation over the 3 years preceding termination; (y)
welfare benefit continuing for 3 years following termination; and (z) a
"gross-up" payment to compensate the executive for any golden parachute excise taxes imposed by Section 4999 of the Internal Revenue Code. The amounts that
Messrs. Jennings and Hodne would receive under the change in control agreements would be approximately $o and $o, respectively.

                                       44

         CONSULTING AGREEMENT

         In connection with the merger, Queens and CFS Bank have entered into a consulting agreement with Philip S. Messina, Chairman and Chief Executive
Officer of Haven, which will take effect at the closing of the merger and will continue for three years. The consulting agreement provides that Mr. Messina shall receive a fee of $500,000 per year, an office, secretary and a computer located on the premises of CFS Bank, if necessary, to perform his services, as well as the use of a car leased by Queens or CFS Bank plus all costs of car insurance, repairs, maintenance, fuel and parking. In addition, the employment agreement between Mr. Messina and Haven, dated November 22, 1999, shall terminate as of the completion of the merger, but Mr. Messina shall receive a cash payment equal to compensation and benefits he would have received had he been employed for three additional years, plus continued welfare benefits for his lifetime (excluding any amounts provided for excise tax indemnification under Section 15 or any other provision) of the employment agreement on the day of the completion of the merger. The cash payment that Mr. Messina would receive is approximately $o.

         ADVISORY BOARD

         The merger agreement also provides that, at the completion of the merger, Queens shall establish an advisory board and appoint to it those former directors of Haven who are not designated to serve on the boards of Queens,
Queens County Savings Bank, or CFS Bank after the completion of the merger. The purpose of the advisory board is to advise Queens with respect to deposit and lending activities in Haven's former market area and to maintain and develop customer relationships. Each member of the advisory board will be appointed to an initial term of three years and will receive an annual retainer fee of
$30,000 for such services.

         EFFECT OF THE MERGER ON EXISTING HAVEN STOCK-BASED RIGHTS, INCLUDING
         STOCK OPTIONS AND STOCK GRANTS

         The merger agreement provides that, on completion of the merger, each outstanding allocated and unexercised stock option to purchase shares of Haven stock granted under CFS Bank's stock-based employee benefit plan will no longer represent the right to acquire shares of Haven stock and will become a right to receive Queens stock based on the Haven exchange ratio. However, the holder of each option shall have the right to have such option canceled for a cash payment amount equal to the excess, if any, of the market value of Queens common stock used to value cash paid in lieu of fractional shares to Haven stockholders in the merger, over the price at which the option holder would have been able to acquire a share of Haven common stock upon exercise of the option immediately before the merger.

         Approval of the merger agreement by Queens stockholders and Haven stockholders will also constitute approval of the conversion of Haven stock options into Queens stock options as described above. Queens has agreed to reserve for issuance sufficient shares of Queens common stock to satisfy the obligations of assuming the Haven stock options. Queens has also agreed to file a registration statement with respect to the Queens common stock issuable upon exercise of the Haven stock options after the merger is completed.

         The merger will affect some of Haven's employee and director stock-based benefit plans. The merger agreement provides that, upon completion of the merger, Haven may terminate the Columbia Federal Savings Bank Employee
Stock Ownership Plan (referred to as the "ESOP"). Should Haven decide to terminate the ESOP, unallocated shares held in the ESOP will be sold to the extent necessary to pay in full any outstanding ESOP loan, and any remaining unallocated shares will be distributed to the accounts of the ESOP participants as investment earnings in proportion to the amount held in each participant's account as of the termination date. The accrued benefit in each account of each participant shall be vested. Such benefit will be rolled over to her or his account in the Incentive Savings Plan of Queens County Savings Bank or paid to the participant.

         Under the Columbia Federal Savings Bank Recognition and Retention Plan
for Outside Directors and the Columbia Federal Savings Bank Recognition and
Retention Plan for Officers and Employees, all awards made but not vested upon the day of an employee's termination or director's removal shall be deemed vested.

         Under the Haven Bancorp, Inc. 1993 Incentive Stock Option Plan, all
non-statutory stock options, whether or not exercisable at the time of termination, shall be deemed immediately exercisable for at least one year following the participant's termination (except in the case of a termination for cause) and all incentive stock options whether or not exercisable at the time of termination shall be deemed immediately exercisable. An incentive stock option exercised more than three months following the date of the merger will not be treated as an incentive stock option.

         Under the Haven Bancorp, Inc. 1996 Stock Incentive Plan all unvested options and restricted stock grants will immediately vest and become immediately exercisable. Generally, options under this plan expire on

                                       45

the earliest of: (i) the last day of the one-year period commencing on the date the director ceases to be an eligible director under the plan, other than due to a termination for cause; (ii) the date the director ceases to be an eligible director under the plan due to a termination for cause; and (iii) the last day of the ten-year period commencing on the date on which the stock option under the plan was granted.

         The merger does not affect the 1993 Stock Option Plan for Outside
Directors or the Columbia Federal Savings Bank 401(k) Thrift Incentive Savings
Plan.

         EFFECTS OF THE MERGER ON EXISTING HAVEN AND CFS BANK SEVERANCE
         AGREEMENTS

         In addition to the new employment agreements for Mr. Jennings and Mr.
Hodne and the consulting agreement for Mr. Messina described above, the merger will affect executive employment arrangements that Haven and/or CFS Bank has with Thomas J. Seery, Executive Vice President, Catherine Califano, Senior Vice
President and Chief Financial Officer, Mark A. Ricca, Esq., Senior Vice
President and Secretary, Mark Divirgilio, Executive Vice President of CFS
Insurance Agency, Joseph LoBalsamo, Executive Vice President of CFS Insurance
Agency, Andrew Kaplan, President of CFS Investments, James Carpenter, Senior
Vice President, Arthur McDermott, Vice President and Auditor, Annette Esposito,
First Vice President, Patricia M. Schaubeck, Esq., First Vice President and
Acting General Counsel, and Janet Mangafas, Vice President.

         In particular, if, at any time following the completion of the merger,
Messrs. Seery, Ricca, Divirgilio, LoBalsamo and Ms. Califano are terminated
(except if terminated for cause) they shall receive severance benefits in an amount approximating compensation and benefits that they would have received had they been employed three years following such termination. Each shall receive in severance benefits: (i) a lump sum payment of the present value of salary payments for 3 years, (ii) a lump sum payment of bonus payments for 3 years,
(iii) additional benefits under all defined benefit and defined contribution plans that he or she would have received had he or she continued working for 3 more years, (iv) any stock awards that he or she would have received under all stock-based employee benefit plans had he or she continued working for 3 more years, (v) insurance benefits that he or she would have received had he or she continued working for 3 more years, and (vi) fringe benefits and perquisites he or she would have received had he or she continued working for 3 more years. The amounts of change in control payments due to Messrs. Seery, Ricca, Divirgilio,
LoBalsamo and Ms. Califano would be approximately o, o, o, o and o.

         If, within one year following the completion of the merger, Messrs.
Kaplan, Carpenter, and McDermott are terminated (except if terminated for cause)
they shall receive severance benefits in an amount approximating compensation and benefits that they would have received had they been employed two years following such termination. Each shall receive in severance benefits: (i) a lump sum payment of the present value of salary payments for 2 years, (ii) a lump sum payment of bonus payments for 2 years, (iii) additional benefits under all defined benefit and defined contribution plans that he would have received had he continued working for 2 more years, (iv) any stock awards that he would have received under all stock-based employee benefit plans had he continued working for 2 more years, (v) insurance benefits that he would have received had he continued working for 2 more years, and (vi) fringe benefits and perquisites he would have received had he continued working for 2 more years. The amounts of change in control payments due to Messrs. Kaplan, Carpenter and McDermott would be approximately o, o and o.

         If, within one year following the completion of the merger, Mss.
Esposito, Schaubeck and Mangafas are terminated (except if terminated for cause)
they shall receive severance benefits in an amount approximating compensation and benefits that they would have received had they been employed one year following such termination. Each shall receive in severance benefits: (i) a lump sum payment of the present value of salary payments for 1 year, (ii) a lump sum payment of bonus payments for 1 year, (iii) additional benefits under all defined benefit and defined contribution plans that she would have received had she continued working for 1 more year, (iv) any stock awards that she would have received under all stock-based employee benefit plans had she continued working for 1 more year, (v) insurance benefits that she would have received had she continued working for 1 more year, and (vi) fringe benefits and perquisites she would have received had she continued working for 1 more year. The amounts of change in control payments due to Mss. Esposito, Schaubeck and Mangafas would be approximately o, o and o.

         For each individual with a change in control arrangement with Haven or
CFS Bank, except for Messrs. Messina, Jennings and Hodne, in the event the change in control payment to an individual would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, such individual will receive an additional tax reimbursement payment.

                                       46

         OTHER EFFECTS OF THE MERGER ON HAVEN EMPLOYEE OR DIRECTOR BENEFIT
         ARRANGEMENTS

         The merger affects other benefits arrangements. Under a Supplemental
Retirement Agreement with CFS Bank, Mr. George S. Worgul, former Chairman of the
Board of Haven and CFS Bank, shall receive an accelerated payment of the remainder of his retirement benefit in a lump sum no later than 14 days following the merger.

         QUEENS EMPLOYEE BENEFIT PLANS

         The merger agreement provides that, as soon as practicable after the completion of the merger, Queens shall implement a program of compensation and benefits designed to cover all similarly situated employees of Queens, including employees of CFS Bank, on a uniform basis. At Queens' discretion, this program may contain any combination of new plans, continuation of plans maintained by
Queens or Queens County Savings Bank and continuation of plans maintained by
Haven or CFS Bank immediately prior to the merger.

         The new plans instituted by Queens shall take account of the service, eligibility and vesting of all employees of Queens, Queens County Savings Bank,
Haven and CFS Bank immediately before the merger. Queens shall also assume all obligations of Haven and CFS with respect to Haven's or CFS Bank's severance plans.

         INDEMNIFICATION AND DIRECTORS' AND OFFICERS' INSURANCE

         The merger agreement provides that, for six years from the completion of the merger, Queens will indemnify each present director and officer of Haven and its subsidiaries against all costs or expenses, including attorneys' fees or other liabilities incurred, in connection with any claim arising out of matters existing at or prior to the completion of the merger, including the transactions contemplated by the merger agreement, to the fullest extent that Haven and its subsidiaries are permitted to indemnify their directors and officers under applicable laws, and their respective certificates of incorporation or by-laws.

         The merger agreement also provides that, for a period of six years following the merger, Queens will provide directors' and officers' liability insurance that serves to reimburse each present officer and director of Haven or any of its subsidiaries for claims arising from facts or events occurring at or prior to the completion of the merger. This insurance must provide at least the same coverage and amounts, and provide terms and conditions no less advantageous than the coverage maintained by Haven immediately prior to the merger.

         TRANSACTIONS BETWEEN QUEENS AND HAVEN PENDING THE MERGER

         We have agreed that any transaction entered into between Queens and
Haven, and/or any of our respective subsidiaries, such as a sale of loans, may be reversed by either Queens or Haven upon notice to the other party, if the merger is not completed by March 31, 2001. As of the date of this document,
Queens County Savings Bank had assigned approximately $75 million of multi-family loans to CFS Bank at fair market value.

                                       47

                              THE MERGER AGREEMENT

         The following describes certain aspects of the proposed merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Appendix A to this document and is incorporated by reference into this document. You are urged to read the merger agreement carefully and in its entirety.

TERMS OF THE MERGER

         The merger agreement provides for the merger of Haven with and into
Queens. Queens will be the surviving corporation after the merger and will be renamed New York Community Bancorp, Inc. At the time the merger is completed each outstanding share of Haven common stock, except for shares, if any, owned by Haven as treasury stock or unallocated shares held by Haven in its or CFS
Bank's recognition and retention compensation plans or owned by Queens or a subsidiary of Queens (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted), will be automatically converted into the right to receive 1.04 shares of Queens common stock, subject to upward adjustment as provided in the merger agreement. See "-- Amendment, Waiver and
Termination of the Merger Agreement" on page o.

         Queens will not issue any fractional shares of Queens in the merger.
Instead, a Haven stockholder who otherwise would have received a fraction of a share of Queens common stock will receive an amount in cash, rounded to the nearest cent. This cash amount shall be determined by multiplying the fraction by the last reported sale price per share of Queens common stock as reported on the Nasdaq National Market on the day immediately before the consummation of the merger.

CLOSING AND EFFECTIVE TIME OF THE MERGER

         The merger will be consummated only if all of the following occur:

         o        the merger agreement is approved and adopted by Queens
                  stockholders,

         o        the merger agreement is approved and adopted by Haven
                  stockholders,

         o        we obtain all required consents and approvals, and

         o        all other conditions to the merger discussed in this document and the merger agreement are either satisfied or waived.

         The merger will become effective when certificates of merger are filed with the Secretary of State of the State of Delaware, or at a later time as may be agreed upon by us and indicated in the certificates of merger in accordance with applicable law. In the merger agreement, we have agreed that the effective time of the merger shall be on the fifth business day following the date on which the expiration of all applicable regulatory waiting periods shall occur and all conditions to the merger have been satisfied or waived, or on another mutually agreed date. It is currently anticipated that the effective time will occur during the fourth quarter of 2000, but we cannot guarantee when or if the merger will be consummated.

REPRESENTATIONS AND WARRANTIES

         The merger agreement contains various representations and warranties made by each of us. Some of the representations and warranties are qualified by materiality and other exceptions.

         Both Queens and Haven made representations and warranties regarding the following matters, among others:

         o        corporate organization and qualification in appropriate states;

         o        the ownership, organization, qualification in appropriate
                  states and good standing of our subsidiaries and, with respect to each of our respective depository institutions, their
                  insured status;

         o        capitalization;

         o        corporate power and authority to enter into, and make binding, the merger agreement and the stock option agreement;

                                       48

         o        necessary stockholder approval and receipt of a fairness
                  opinion;

         o        filings required to be made with governmental entities and consents required to be obtained from third parties in
                  connection with the merger agreement, and a statement that the merger agreement and stock option agreement do not conflict with governing documents or other agreements;

         o        regulatory, securities and other reports;financial statements, and books and records;

         o        pending or threatened litigation or regulatory action;

         o        the absence of any material adverse change in business,
                  financial position or results of operations since March 31,
                  2000;

         o        title to properties, free and clear of liens;

         o        compliance with laws and accounting requirements;

         o        filing of tax returns; payment of taxes;

         o        fees payable to financial advisors in connection with the
                  merger;

         o        insurance;

         o        material agreements;

         o        labor matters, including proceedings related to unfair labor practices;

         o        employee benefits matters, including employee benefit plans;

         o        properties and related environmental matters;

         o        knowledge as to whether the conditions to the merger can be satisfied;

         o        material interests of certain parties and ownership of shares of the other party to the merger;

         o        brokered deposits; and

         o        the accuracy of the information provided for inclusion in the registration statement of which
                  this document is a part.

         In addition, Haven alone made representations and warranties regarding the following matters, among others:

         o        the conduct of business only in the ordinary and usual course since March 31, 2000;

         o        loan portfolio and asset quality;

         o        investment securities and borrowings;

         o        the Haven stockholder protection rights agreement and anti-
                  takeover provisions; and

         o        indemnification agreements.

COVENANTS AND AGREEMENTS

         CONDUCT OF HAVEN'S BUSINESS PENDING THE MERGER

         Haven has agreed as to itself and each of its subsidiaries that, from the date of the merger agreement to the completion of the merger, unless otherwise agreed or unless otherwise contemplated by the merger agreement or the stock option agreement, among other things:

         o        Haven will use commercially reasonable efforts to conduct its business only in the ordinary and usual course;

                                       49

         o        Haven will use commercially reasonable efforts to preserve existing organizations, assets, rights and relations;

         o        Haven will not knowingly take any action that will adversely affect the ability of the parties to receive the approvals or fulfill the obligations necessary to complete the merger;

         o        Haven will not, without the prior written consent of Queens, which will not be unreasonably withheld:

                  o        other than to a subsidiary or consistent with past
                           practice, transfer or sell any material property or
                           assets;

                  o        change any provision of its certificate of
                           incorporation or by-laws, or those of anyidiary;

                  o        enter into significant contracts not terminable
                           within 30 days;

                  o        cancel, release or assign indebtedness, or settle
                           claims, in individual amounts over $100,000;

                  o        invest in debt securities, including mortgage-backed
                           securities, other than U.S. government or U.S. agency
                           securities, and other than reinvestments of principal
                           and interest on mortgage-backed securities consistent
                           with past practice;

                  o        make significant capital expenditures other than with
                           respect to existing binding commitments;

                  o        make real estate loans secured by undeveloped land or
                           real-estate located outside New York, New Jersey and
                           Connecticut, other than real estate loans secured by
                           one-to-four family homes;

                  o        establish new branches or office facilities;

                  o        other than internal reorganizations involving
                           existing subsidiaries or consistent with past
                           practice, not make any acquisition or investment in
                           any person which exceeds $50,000;

                  o        except as consistent with past practice, incur
                           additional borrowings;

                  o        except as consistent with past practice, establish,
                           adopt or enter into new, or change Haven's existing,
                           compensation, benefits or other arrangements for its
                           employees, officers or directors;

                  o        change accounting principles, other than as required
                           by GAAP ;

                  o        make any tax election other than in the ordinary
                           course of business consistent with past practice; or

                  o        take actions that would materially adversely affect
                           its ability to consummate the merger.

         CONDUCT OF QUEENS' BUSINESS PENDING THE MERGER

         Queens has each agreed as to itself and Queens County Savings Bank that, from the date of the merger agreement to the completion of the merger, unless otherwise agreed or unless otherwise contemplated by the merger agreement or the stock option agreement among other things:

         o        not to materially change the nature of its or Queens County
                  Savings Bank's business plan or eliminate any material
                  business line without first consulting with the Chairman and
                  Chief Executive Officer or the President of Haven;

         o        not to change its accounting principles other than as
                  permitted by GAAP;

                                       50

         o        not to take any action that would materially adversely affect its ability to consummate the merger;

         o        not to change any provisions of its certificate of
                  incorporation or by-laws other than to increase the authorized capital stock or issue shares of preferred stock thereunder;

         o        not to enter into an acquisition agreement with a third party which is conditioned on Queens' not completing the merger; and

         o        not to elect to its board of directors any person who was not a member of its board of directors as of June 27, 2000,
                  subject to certain exceptions.

         DECLARATION AND PAYMENT OF DIVIDENDS

         We have agreed that, until the merger is completed, we will only pay regular quarterly dividends or distributions, provided that Queens' dividends do not exceed $0.30 per share per quarter, and Haven's dividends do not exceed
$0.075 per share per quarter; the record date for payment of Haven's dividends in the fourth quarter shall be postponed to conform to Queens' dividend record date, which is expected to be in November 2000.

         AGREEMENT NOT TO SOLICIT OTHER OFFERS

         Subject to the discharge of fiduciary duties, Haven has also agreed that it will not, and will cause its subsidiaries and representatives and subsidiaries' representatives not to, initiate, solicit or encourage any inquiries or any offer relating to a merger, acquisition or other transaction involving the purchase of all or a substantial part of the assets or any equity securities of Haven or its subsidiaries. Subject to the discharge of fiduciary duties, Haven has also agreed not to negotiate or provide any confidential information relating to any such acquisition proposal. Haven has agreed that it will immediately advise Queens following the receipt of any acquisition proposal.

         EXPENSES AND FEES

         In general, each party will be responsible for all expenses incurred by it in connection with the negotiation and consummation of the transactions contemplated by the merger agreement. We have agreed, however, that Queens will reimburse CFS Bank for any costs and expenses incurred by CFS Bank or Haven in connection with any installations of equipment and wiring in CFS Bank's offices.
In the event that the merger agreement is terminated, Queens will reimburse CFS
Bank for the cost of restoring the offices to their condition prior to the commencement of any such installation.

         OTHER AGREEMENTS

         The merger agreement contains additional agreements relating to our conduct prior to completion of the merger, including the following:

         o        to convene a meeting of our respective stockholders in order to obtain approval of the merger agreement;

         o        subject to fiduciary duties under applicable law, to have our respective boards of directors maintain recommendations to our respective stockholders in favor of the transactions
                  contemplated by the merger agreement;

         o        to make all respective regulatory and securities filings with applicable governmental entities and to take other actions necessary to consummate the merger;

         o        to afford the other party reasonable access to information pertaining to each of us and that all information supplied will be true and correct and not false or misleading;

         o        to cause to be delivered to the other party a letter of an independent certified public accountant regarding such
                  accountant's review of the delivering party's financial
                  statements;

         o        to give prompt notice of any event or circumstance known that is reasonably likely to result in a material adverse effect, a material breach of either of our representations or agreements in the merger agreement or the failure of a condition to
                  completion of the merger;

                                       51

         o        to consult with and obtain the consent of the other before issuing any press release or other public statements with
                  respect to the merger or the merger agreement;

         o        to take all necessary steps within our control to avoid the application to the merger of any applicable antitakeover laws or defensive provisions of our respective certificates of
                  incorporation or by-laws;

         o        Haven will cause its affiliates to enter into agreements
                  intended to assure compliance with securities rules in any sales of Queens or Haven stock;

         o        not to take any action that would adversely affect tax
                  treatment of the merger;

         o        Queens will prepare and file a registration statement with respect to the shares to be issued pursuant to the merger, and will use commercially reasonable efforts to have NYCB common stock approved for quotation on the Nasdaq National Market under the symbol "NYCB";

         o        Queens will honor severance agreements, employment agreements and change in control agreements between Haven and its
                  employees, and between CFS Bank and its employees; and

         o        Queens will establish and implement a program of compensation and benefits designed to apply to all similarly situated
                  employees on a uniform basis.

CONDITIONS TO CONSUMMATION OF THE MERGER

         Our respective obligations to consummate the merger are subject to the fulfillment or waiver of certain conditions, including:

         o        the approval and adoption of the merger agreement by the
                  holders of the requisite number of shares of Haven stock
                  and Queens stock, respectively;

         o        the receipt and effectiveness of all governmental and other approvals, registrations and consents and the expiration of all related waiting periods required to consummate the merger and the issuance of Queens stock;

         o        the absence of action by any court or other governmental
                  entity that prohibits consummation of the transactions
                  contemplated by the merger agreement;

         o        the registration statement with respect to the Queens common stock to be issued pursuant to the merger shall have been
                  declared effective, and the Queens common stock shall be
                  trading, subject only to official notice of issuance, on the
                  Nasdaq National Market;

         o        the truth and correctness of the representations and
                  warranties of each of us in the merger agreement, subject to certain specified exceptions, and the performance by each of us in all material respects of our obligations under the
                  merger agreement;

         o        the receipt of an opinion of each of our tax counsel with
                  respect to the federal income tax effects of the merger; and

         o        the delivery by each of us of certificates indicating
                  compliance with the conditions in the merger agreement and delivery of letters of independent certified public
                  accountants regarding such accountants' review of our
                  financial statements.

         We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

POSSIBLE ALTERNATIVE MERGER STRUCTURE

         The merger agreement provides that Queens may change the structure of the merger. No change may be made that:

         o        adversely affects what Haven stockholders would receive in the merger,

                                       52

         o        adversely affects the tax treatment of the merger,

         o        adversely affects Queens' obligations under the merger
                  agreement, or

         o        materially delays or impedes consummation of the merger.

AMENDMENT, WAIVER AND TERMINATION OF THE MERGER AGREEMENT

         The provisions of the merger agreement may be waived by the party benefitted by those provisions. The merger agreement may be amended or modified, in accordance with applicable law, by our written agreement.

         The merger agreement may be terminated, and the merger abandoned, by us at any time before the merger is scheduled to be completed if both of our boards of directors vote to do so. In addition, the merger agreement may be terminated, and the merger abandoned:

         o        by action of a majority of either of our entire boards of directors if

                  o        the merger is not consummated by March 31, 2001,
                           unless the failure to consummate the merger is due to
                           the breach by the terminating party of a
                           representation, warranty or covenant contained in the
                           merger agreement,

                  o        the stockholders of either Haven or Queens fail to
                           approve and adopt the merger agreement at the special
                           stockholders' meetings called for the purpose of
                           considering and voting upon the merger agreement,
                           provided that the terminating party has recommended
                           to its stockholders the approval or adoption of the
                           merger agreement, or,

                  o        the non-terminating party materially breaches any
                           representation, warranty, covenant or agreement
                           contained in the merger agreement that causes the
                           failure of a condition to closing and such breach
                           cannot be or has not been cured within 25 days after
                           written notice of such breach is given.

         o        by either of us if any governmental approval, consent or
                  authorization required for the consummation of the merger is denied, or any court or governmental authority having
                  jurisdiction over either of us shall have issued a final,
                  non-appealable order enjoining or otherwise prohibiting
                  consummation of the transactions contemplated in the merger agreement, or

         o        by Haven, at any time during the five-day period following the day on which the approval of the merger by the Board of
                  Governors of the Federal Reserve System is received (referred to as the "valuation date") if its board of directors so
                  determines by a majority vote of the whole board, if both of the following conditions are satisfied:

                  1.       the market value of Queens common stock, calculated
                           as an average of the Queens common stock closing
                           prices over a 15-day period immediately preceding the
                           valuation date, is less than $14.65; and

                  2.       the quotient obtained by dividing the market value of
                           Queens common stock, calculated as described above,
                           by $18.3125 is less than 80% of the quotient obtained
                           by dividing the market value of an index of shares of
                           financial institutions comparable to Queens and
                           listed in the merger agreement, calculated as an
                           average over the fifteen-day period immediately
                           preceding the valuation date, by the initial
                           valuation prices of the index shares calculated using
                           their June 28, 2000 closing sale prices.

         In order to exercise this termination right, Haven must give notice to
Queens during the five business day period following the valuation date, although such election to terminate may be withdrawn by Haven at any time during the fifteen business day period following the valuation date. During the five business day period beginning with its receipt of Haven's notice, Queens has the option to avoid termination of the merger agreement by electing to increase the exchange ratio to the lesser of:

                  1.       the quotient obtained by dividing $15.23 by the
                           Queens market value, calculated as described above,
                           and

                                       53

                  2.       the quotient obtained by dividing (x) the product of
                           (i) the quotient obtained by dividing the market
                           value of an index of shares, calculated as described
                           above, by $15.50, and (ii) the Haven exchange ratio
                           (as then in effect) by (y) the quotient of Queens
                           market value, calculated as described above, divided
                           by $18.3125.

         If Queens provides timely notice to Haven of its election and the revised exchange ratio, no termination will occur and the merger agreement will remain in full force and effect in accordance with its terms (except that the exchange ratio will be so modified).

         This description of Haven's right to terminate the merger agreement because of a decline in Queens' stock price is not complete and is qualified by reference to the specific provisions of the merger agreement. The companies comprising the index and the weights accorded those companies may change upon the occurrence of certain events as set forth in the merger agreement.

         It is not possible to know whether the price based termination right will be triggered until after the valuation date. The Haven board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement if the termination right were triggered. In considering whether to exercise its termination right, the Haven board of directors would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at such time and would consult with its financial advisors and legal counsel. If Haven's stockholders approve and adopt the merger agreement at the Haven special meeting and thereafter the price-based termination right is triggered, the Haven board of directors will have the authority, consistent with its fiduciary duties, to elect either to complete the merger, whether or not there is any increase in the exchange ratio and without any further action by or resolicitation of the stockholders of Haven, or to terminate the merger agreement.

         Queens is under no obligation to increase the exchange ratio, and there can be no assurance that Queens would elect to increase the exchange ratio if the Haven board of directors were to exercise its right to terminate the merger agreement as set forth above. Any such decision would be made by Queens in consultation with its financial and legal advisors in light of the circumstances existing at the time Queens has the opportunity to make such an election. If
Queens' stockholders approve and adopt the merger agreement at the Queens special meeting and thereafter Haven exercises its termination right, the Queens board of directors will have the authority, consistent with its fiduciary duties, to elect either to increase the exchange ratio as described above and to complete the merger without any further action by or resolicitation of the stockholders of Queens, or to allow Haven to terminate the merger agreement.

         Effect of Termination. If the merger agreement is terminated, it will thereafter become void and there will be no liability on the part of Queens or
Haven or their respective officers or directors, except that:

         o        any such termination will be without prejudice to the rights of any party arising out of the breach by the other party of any covenant, representation or obligation contained in the merger agreement, and

         o        Haven and Queens each will bear its own expenses in connection with the merger agreement and the transactions contemplated thereby, except as otherwise provided in the merger agreement.

                                       54

               AMENDMENT TO CERTIFICATE OF INCORPORATION OF QUEENS

         The merger agreement contemplates that Queens' corporate name shall be changed to "New York Community Bancorp, Inc." at the completion of the merger.
Accordingly, the Queens stockholders are being asked to approve the amendment of the Queens certificate of incorporation which will give effect to this name change. Should the Queens stockholders approve the name change, Queens'
corporate name shall be changed to "New York Community Bancorp, Inc." as soon as practicable after the Queens special meeting, regardless of whether or not the merger with Haven is consummated or the stockholders of Queens approve and adopt the merger agreement.

                                       55

                           THE STOCK OPTION AGREEMENT

         The following description sets forth the material provisions of the
Queens stock option agreement is subject to the full text of, and qualified in its entirety by reference to, the stock option agreement, which is attached as
Appendix B to this document and is incorporated herein by reference. You are urged to read this document carefully and in its entirety.

GENERAL

         As an inducement for Queens to enter into the merger agreement, Haven agreed to grant Queens an option to purchase shares of Haven stock.

         Under the stock option agreement, Queens can purchase up to 1,800,000 shares of Haven common stock upon the occurrence of certain events described below. Although this number is subject to adjustment in certain cases, including the issuance of additional shares, the number of shares that may be acquired under the stock option agreement will never exceed 19.9% of the number of shares of Haven stock outstanding immediately before exercise of the option. The exercise price of the option is $18.50 per share of Haven stock, but this price is subject to adjustment in certain cases, including stock dividends, recapitalizations and other changes in capitalization. The exercise price was determined by using the closing sale price for Haven stock on June 28, 2000, the day after the merger was announced.

PURPOSE OF THE STOCK OPTION AGREEMENT

         Arrangements such as the stock option agreement are customarily entered into in connection with mergers involving publicly traded companies to increase the likelihood that the transactions will be completed in accordance with their terms and to compensate Queens for the efforts undertaken and the expenses and losses incurred by it if the transaction is not completed. The stock option agreement may have the effect of discouraging offers by third parties to acquire
Haven, even if those persons were prepared to offer consideration to Haven's stockholders that has a greater value than what these stockholders will receive in the merger.

         To our best knowledge, no event giving rise to the right to exercise the stock option has occurred as of the date of this document.

EXERCISE; EXPIRATION

         Queens can exercise its option if both an initial triggering event and a subsequent triggering event occur prior to the occurrence of an exercise termination event, as these terms are described below. The purchase of any shares of Haven stock pursuant to the option is subject to compliance with applicable law, which may require regulatory approval.

         The stock option agreement describes a number of different events as initial triggering events. Generally, an initial triggering event will occur if
Haven enters into, proposes to enter into, or is the subject of an acquisition transaction or a proposed acquisition transaction other than the merger agreement with Queens and the transactions it contemplates.

         As used in the stock option agreement, the term acquisition transaction means:

                  o        a merger or consolidation or any similar transaction,
                           or bona fide proposal of such a transaction,
                           involving Haven, other than certain mergers involving
                           only Haven and its subsidiaries;

                  o        a purchase, lease or other acquisition of all or any
                           substantial part of the assets or deposits of Haven
                           or any of its subsidiaries; or

                  o        a purchase or other acquisition of securities
                           representing 10% or more of the voting power of the
                           outstanding common stock of Haven or any of its
                           subsidiaries.

         The stock option agreement generally defines the term subsequent triggering event to mean any of the following events or transactions:

                  o        the acquisition by a third party of beneficial
                           ownership of 25% or more of the outstanding common
                           stock of Haven, or

                                       56

                  o        Haven or any of its subsidiaries, without the prior
                           written consent of Queens, enters into an agreement
                           to engage in an acquisition transaction with a third
                           party, or the board of directors of Haven recommends
                           that its stockholders approve or accept any
                           acquisition transaction, other than the merger,
                           provided that, for purposes of this definition of a
                           subsequent triggering event, the percentage referred
                           to in the third definition of acquisition transaction
                           above shall be 25% rather than 10%.

         The stock option agreement defines the term exercise termination event to mean any of the following:

         o        completion of the merger;

         o        termination of the merger agreement in accordance with its terms before an initial triggering event, provided that this would not include a termination of the merger agreement by
                  Queens based on a willful breach by Haven of a representation, warranty, covenant or other agreement contained in the merger agreement; or

         o        the passage of 12 months, subject to extension in order to obtain required regulatory approvals, after termination of the merger agreement, if the termination follows the occurrence of an initial triggering event or is a termination of the merger agreement by Queens based on a willful breach by Haven of a representation, warranty, covenant or other agreement
                  contained in the merger agreement.

         If the option becomes exercisable, it may be exercised in whole or in part within six months following the subsequent triggering event. Queens' right to exercise the option and certain other rights under the stock option agreement are subject to an extension in order to obtain required regulatory approvals and comply with applicable regulatory waiting periods and to avoid liability under the short-swing trading restrictions contained in Section 16(b) of the
Securities Exchange Act. Nevertheless, Queens may not exercise the option if it is in breach of any of its covenants or agreements under the merger agreement.

QUEENS' RIGHTS UNDER THE STOCK OPTION AGREEMENT

         At any time after a repurchase event, as this term is described below, upon the request of Queens, Haven may be required to repurchase the option and all or any part of the shares issued under the option. The repurchase of the option will be at a price per share equal to the amount by which the option repurchase price, as that term is defined in the stock option agreement, exceeds the option price. The term repurchase event is defined to mean:

         o        the acquisition by any third party of beneficial ownership of
                  50% or more of the then-outstanding shares of Haven's common stock, or

         o        the consummation of an acquisition transaction, provided that for purposes of the definition of repurchase event, the
                  percentage referred to in the third definition of acquisition transaction above shall be 25% rather than 10%.

         The stock option agreement also provides that Queens may, at any time within 90 days after a repurchase event, surrender the option and any shares issued under the option held by Queens for a cash fee equal to $9 million, adjusted if there have been purchases of stock under the option and gains on sales of stock purchased under the option, provided that Queens may not exercise its surrender right if Haven repurchases the option, or a portion of the option.

         If, prior to an exercise termination event, Haven enters into certain transactions in which it is not the surviving corporation, certain fundamental changes in its capital stock occur, or Haven sells all or substantially all of its or its significant subsidiaries' assets, the option will be converted into, or be exchangeable for, a substitute option, at Queens' election, of

         o        the continuing or surviving person of a consolidation or
                  merger with Haven;

         o        the acquiring person in a plan of exchange in which Haven is acquired;

         o        Haven in a merger or plan of exchange in which Haven is the acquiring person;

         o        the transferee of all or substantially all of the assets of
                  Haven or its significant subsidiary; or

         o        any person that controls any of these entities, as the case may be.

                                       57

         The substitute option will have the same terms and conditions as the original option. However, if the terms of the substitute option cannot be the same as those of the option by law, the terms of the substitute option will be as similar as possible and at least as advantageous to Queens.

                                       58

                              ACCOUNTING TREATMENT

         The merger will be accounted for as a "purchase," as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of
Haven as of the effective time of the merger will be recorded at their respective fair values and added to those of Queens. Any excess of purchase price over the fair values is recorded as goodwill. Financial statements of
Queens issued after the merger would reflect such fair values and would not be restated retroactively to reflect the historical financial position or results of operations of Haven.

                                       59

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

                                  OF THE MERGER

         The following section describes the material U.S. federal income tax consequences of the merger to holders of Haven common stock who hold Haven common stock as a capital asset within the meaning of Section 1221 of the
Internal Revenue Code of 1986, as amended (the "Code"). This section does not apply to special classes of taxpayers, such as:

         o        financial institutions,

         o        insurance companies,

         o        tax-exempt organizations,

         o        dealers in securities or currencies,

         o        traders in securities that elect to use a mark to market
                  method of accounting,

         o        persons that hold Haven common stock as part of a straddle or conversion transaction,

         o        persons who are not citizens or residents of the United
                  States, and

         o        stockholders who acquired their shares of Haven common stock through the exercise of an employee stock option or otherwise as compensation.

         The following is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws are not addressed in this document. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

         Tax Consequences of the merger Generally. It is a condition to the merger that Haven receive an opinion of its counsel, Thacher Proffitt &
Wood, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly: (i) no gain or loss will be recognized by Queens, Queens
County Savings Bank, Haven or CFS Bank as a result of the merger; (ii) except to the extent of any cash received in lieu of a fractional share interest in Queens common stock, no gain or loss will be recognized by the stockholders of Haven who exchange their Haven common stock for Queens common stock pursuant to the merger; (iii) the tax basis of Queens common stock received by stockholders who exchange their Haven common stock for Queens common stock in the merger will be the same as the tax basis of Haven common stock surrendered pursuant to the merger, reduced by the amount of any tax basis allocable to a fractional share for which cash is received; and (iv) the holding period of Queens common stock received by each stockholder in the merger will include the holding period of
Haven common stock exchanged therefor, provided that such stockholder held such
Haven common stock as a capital asset at the effective time. It is also a condition to the merger that Queens receive an opinion of its counsel, Sullivan
& Cromwell, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the
Code and that accordingly: (i) no gain or loss will be recognized by Queens,
Queens County Savings Bank, Haven or CFS Bank as a result of the merger; and
(ii) except to the extent of any cash received in lieu of a fractional share interest in Queens common stock, no gain or loss will be recognized by the stockholders of Haven who exchange their Haven common stock for Queens common stock pursuant to the merger.

         Although the merger agreement allows us to waive this condition, we currently do not anticipate doing so.

         In rendering these opinions, counsel may require and rely upon representations contained in letters and certificates to be received from Haven,
Queens and others. Neither of these tax opinions will be binding on the Internal
Revenue Service. Neither Queens nor Haven intends to request any ruling from the
Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

                                       60

         Based on the above assumptions and qualifications and certain representations of Queens and Haven, in the opinion of Sullivan & Cromwell, counsel to Queens, and Thacher Proffitt & Wood, counsel to Haven, for U.S.
federal income tax purposes:

         o        the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the
                  Code;

         o        each of Queens and Haven will be a party to that
                  reorganization within the meaning of Section 368(b) of the
                  Code;

         o        no gain or loss will be recognized by stockholders of Haven who receive shares of Queens common stock in exchange for
                  shares of Haven common stock, except with respect to cash
                  received in lieu of fractional share interests;

         o        the holding period of Queens common stock received in exchange for shares of Haven common stock will include the holding
                  period of the Haven common stock for which it is exchanged;
                  and

         o        the basis of the Queens common stock received in the merger will be the same as the basis of the Haven common stock for which it is exchanged, less any basis attributable to
                  fractional shares for which cash is received.

         Cash Received in Lieu of a Fractional Share of Queens common stock. A stockholder of Haven who receives cash in lieu of a fractional share of Queens common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Queens subject to Section 302 of the Code. As a result, a Haven stockholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of Queens common stock allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal tax rate of 20%.

         Backup Withholding and Information Reporting. Payments of cash to a holder surrendering shares of Haven common stock will be subject to information reporting and backup withholding at a rate of 31% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding, and meets certain other conditions. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

                                       61

                       DESCRIPTION OF QUEENS CAPITAL STOCK

         In this section, we describe the material features and rights of the
Queens capital stock after the merger. This summary is qualified in its entirety by reference to applicable Delaware law, Queens' certificate of incorporation, which is incorporated herein by reference to the Queens certificate of incorporation filed as an exhibit to the registration statement of which this document is a part, Queens' by-laws and the Queens rights agreement, as described below. See "Where You Can Find More Information" on pages o.

GENERAL

         Queens is authorized to issue 60,000,000 shares of common stock having a par value of $.01 per share and 5,000,000 shares of preferred stock having a par value of $.01 per share. Each share of the Queens common stock has the same relative rights as, and is identical in all respects to, each other share of
Queens common stock.

         As of June 30, 2000, 20,769,910 shares of Queens common stock and no shares of Queens preferred stock were outstanding. In addition, 10,200,783 shares of Queens common stock were held in the treasury of Queens, and 2,395,290 shares of Queens common stock were reserved for issuance pursuant to Queens'
employee benefit plans and the Queens employee stock option agreement. After giving effect to the merger on a pro forma basis, approximately 30,253,898 shares of Queens common stock will be outstanding.

COMMON STOCK

         Dividends. Subject to certain regulatory restrictions, Queens County
Savings Bank can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its board of directors. Funds for Queens dividends are generally provided through dividends from Queens County Savings
Bank. The payment of dividends by Queens County Savings Bank is subject to limitations which are imposed by law and applicable regulation. See "Queens
Dividends" on page o and "REGULATION AND SUPERVISION OF QUEENS" on page o. The holders of common stock of Queens are entitled to receive and share equally in such dividends as may be declared by the board of directors of Queens out of funds legally available therefor. If Queens issues Preferred Stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

         Voting Rights. The holders of common stock of Queens possess exclusive voting rights in Queens. They elect the Queens board of directors and act on such other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of Directors. If Queens issues preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote, which is calculated after giving effect to a provision limiting voting rights. This provision in Queens' certificate of incorporation provides that stockholders who beneficially own in excess of 10%
of the then-outstanding shares of common stock of Queens are not entitled to any vote with respect to the shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity.

         Liquidation. In the event of any liquidation, dissolution or winding up of Queens County Savings Bank, Queens, as holder of the Queens County Savings
Bank's capital stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of Queens County Savings Bank
(including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to eligible account holders, all assets of Queens County Savings Bank available for distribution. In the event of liquidation, dissolution or winding up of Queens, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of
Queens available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Queens common stock in the event of liquidation or dissolution.

         Preemptive Rights. Holders of Queens common stock are not entitled to preemptive rights with respect to any shares which may be issued. The Queens common stock is not subject to redemption.

PREFERRED STOCK

         Shares of Queens preferred stock may be issued with such designations, powers, preferences and rights as the Queens board of directors may from time to time determine. The Queens board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

                                       62

                                RIGHTS AGREEMENTS

         The following is a description of the rights issued under each of the
Queens rights agreement and the Haven rights agreement as amended. This description is subject to, and is qualified in its entirety by reference to, the text of each rights agreement. The Queens rights agreement is incorporated herein by reference to the Queens rights agreement which is filed as an exhibit to the registration statement of which this document is a part.

QUEENS STOCKHOLDER PROTECTION RIGHTS AGREEMENT

         Each issued share of Queens common stock has attached to it one right issued pursuant to a Stockholder Protection Rights Agreement, dated as of
January 16, 1996, between Queens and ChaseMellon Shareholder Services, L.L.C., as rights agent. Each right entitles its holder to purchase one one-hundredth of a share of participating preferred stock of Queens at an exercise price of $120, subject to adjustment, after the separation time, which means after the close of business on the earlier of

         o        the tenth business day after commencement of a tender or
                  exchange offer that, if consummated, would result in the
                  offeror becoming an "acquiring person," which is defined in the rights agreement as a person beneficially owning 10% or more of the outstanding shares of Queens common stock; and

         o        the tenth business day after the first date of public
                  announcement that a person has become an acquiring person, which is also called the flip-in date.

         The rights are not exercisable until the business day following the separation time. The rights expire on the earlier of

         o        the close of business on January 16, 2006;

         o        redemption, as described below;

         o        an exchange for common stock, as described below; or

         o        the merger of Queens into another corporation pursuant to an agreement entered into prior to a flip-in date.

The Queens board of directors may, at any time prior to occurrence of a flip-in date, redeem all the rights at a price of $0.01 per right.

         If a flip-in date occurs, each right, other than those held by the acquiring person or any affiliate or associate of the acquiring person or by any transferees of any of these persons, will constitute the right to purchase shares of Queens common stock having an aggregate market price equal to $240 in cash, subject to adjustment. In addition, the Queens board of directors may at any time between a flip-in date and the time that an acquiring person becomes the beneficial owner of more than 50% of the outstanding shares of Queens common stock elect to exchange the rights for shares of Queens common stock at an exchange ratio of one share of Queens common stock per right.

         Under the rights agreement, Queens may not consolidate or merge, or engage in other similar transactions, with an acquiring person without entering into a supplemental agreement with the acquiring person providing that, upon consummation or occurrence of the transaction, each right shall thereafter constitute the right to purchase common stock of the acquiring person having an aggregate market price equal to $240 in cash, subject to adjustment.

         These rights may not prevent a takeover of Queens. The rights, however, may have antitakeover effects. The rights may cause substantial dilution to a person or group that acquires 10% or more of the outstanding Queens common stock unless the rights are first redeemed by the Queens board of directors.

         A description of the rights agreement specifying the terms of the rights has been included in reports filed by Queens under the Securities
Exchange Act. See "Where You Can Find More Information" on pages o.

                                       63

HAVEN RIGHTS AGREEMENT

         On January 25, 1996, Haven adopted a rights agreement, pursuant to which each issued share of Haven common stock has attached to it a right to purchase one preferred share of Haven capital stock for each share of Haven common stock held. Although the mechanics for exercising these rights are different from the Queens' rights agreement, the Haven rights agreement is substantially the same as the Queens rights agreement described above. Haven's rights are triggered on the 20th business day following a flip-in event and are exercisable at a price of $90 per right. Upon exercise, Haven stockholders would receive two times the number of shares of Haven common stock that could be purchased at the then current market price per share. In connection with the execution of the merger agreement, Haven amended its rights agreement to provide that, for purposes of determining whether Queens (as well as its affiliates and associates) is an "Acquiring Person," as defined in Haven's rights agreement,
Queens shall not be deemed to be an "Acquiring Person" by virtue of (i) the execution of the merger agreement, the stock option agreement, any ancillary voting agreements or the affiliate letters (hereinafter referred to as a Covered
Agreement), (ii) the consummation of any transaction contemplated by any Covered
Agreement or (iii) additional purchases by Queens (as well as its affiliates and associates) of up to 4.9% of the outstanding Haven common stock as of June 27,
2000.

                                       64

                       COMPARISON OF STOCKHOLDERS' RIGHTS

GENERAL

         Queens and Haven are incorporated under the laws of the State of
Delaware and, accordingly, the rights of Queens stockholders and Haven stockholders are governed by the laws of the State of Delaware. As a result of the merger, Haven stockholders will become stockholders of Queens. Thus, following the merger, the rights of Haven stockholders who become Queens stockholders in the merger will continue to be governed by the laws of the State of Delaware and will also then be governed by the Queens certificate of incorporation and the Queens by-laws. The Queens certificate of incorporation and the Queens by-laws will be unaltered by the merger, except to the extent that appropriate changes need to be made with respect to the change of Queens'
corporate name.

COMPARISON OF STOCKHOLDERS' RIGHTS

         Set forth on the following pages is a summary comparison of material differences between the rights of a Queens stockholder under the Queens certificate of incorporation, Queens by-laws, and Delaware law (left column) and the rights of a stockholder under the Haven certificate of incorporation, Haven by-laws and Delaware law (right column). The summary set forth below is not intended to provide a comprehensive summary of Delaware law or of each company's governing documents. This summary is qualified in its entirety by reference to the full text of the Queens certificate of incorporation and Queens by-laws, and the Haven certificate of incorporation and Haven by-laws.

                                       65

--------------------------------------------------------------------------------------------------------------
                   QUEENS                                                     HAVEN
--------------------------------------------------------------------------------------------------------------
                                  CAPITAL STOCK
                               AUTHORIZED CAPITAL
--------------------------------------------------------------------------------------------------------------
60 million (60,000,000) shares of common stock,            30 million (30,000,000) shares of common stock,
par value one cent ($.01) per share, 5 million             par value one cent ($.01) per share, 2 million
(5,000,000) shares of preferred stock, par value one       (2,000,000) shares of preferred stock, par value one
cent ($.01) per share. As of o, 2000, there were           cent ($.01) per share. As of  , 2000, there were
[20,769,910] shares of Queens common stock                 [9,124,719] shares of Haven common stock issued
issued and outstanding, 2,395,290 shares reserved          and outstanding and o shares reserved for issuance
for issuance and no shares of preferred stock issued       and no shares of preferred stock issued and
and outstanding.                                           outstanding.
--------------------------------------------------------------------------------------------------------------
                               BOARD OF DIRECTORS
                                 CLASSIFICATION
--------------------------------------------------------------------------------------------------------------
Directors are divided into three classes. Each class serves a three-year term and the classes are as nearly equal in size as possible.
--------------------------------------------------------------------------------------------------------------
                               NUMBER OF DIRECTORS
--------------------------------------------------------------------------------------------------------------
Such number as is fixed by the board of directors from time to time. Queens currently has eight directors and Haven has eleven directors. See "THE MERGER --
Additions to the Board and Management of Queens, Queens County Savings Bank and
CFS Bank" on page o for a description of the Queens board of directors after the merger.
--------------------------------------------------------------------------------------------------------------
                                     REMOVAL
--------------------------------------------------------------------------------------------------------------
Any director may be removed at any time but only for cause and only by the affirmative vote of at least 80% of the voting power of all of the then-outstanding shares of capital stock entitled to vote in the election of directors.
--------------------------------------------------------------------------------------------------------------
                    VACANCIES AND NEWLY CREATED DIRECTORSHIPS
--------------------------------------------------------------------------------------------------------------
Filled by a majority vote of the directors then in office. The person who fills any such vacancy holds office for the unexpired term of the director to whom such person succeeds.
--------------------------------------------------------------------------------------------------------------
                                 QUALIFICATIONS
--------------------------------------------------------------------------------------------------------------
There are no specific provisions in the Haven or Queens certificate of incorporation or in the Haven or Queens by-laws regarding qualifications of directors.
--------------------------------------------------------------------------------------------------------------
                                   COMMITTEES
--------------------------------------------------------------------------------------------------------------
The by-laws create a Nominating Committee and permit the creation of other committees.
--------------------------------------------------------------------------------------------------------------

                                       66

--------------------------------------------------------------------------------------------------------------
                   QUEENS                                                     HAVEN
--------------------------------------------------------------------------------------------------------------
                          SPECIAL MEETING OF THE BOARD
--------------------------------------------------------------------------------------------------------------
Special meetings of the board of directors may be          Special meetings of the board of directors may be
called by one-third (1/3) of the directors then in         called by one-third (1/3) of the directors then in
office, or by the Chairman of the Board.                   office, by the Chairman of the Board, or by the
                                                           President.
--------------------------------------------------------------------------------------------------------------
                                  STOCKHOLDERS
                      STOCKHOLDER ACTION BY WRITTEN CONSENT
--------------------------------------------------------------------------------------------------------------
Any action required or permitted to be taken by stockholders must be effected at an annual or special meeting and may not be effected by any consent in writing by such stockholders.
--------------------------------------------------------------------------------------------------------------
                        SPECIAL MEETINGS OF STOCKHOLDERS
--------------------------------------------------------------------------------------------------------------
Pursuant to the by-laws of Queens and Haven, special meetings of stockholders may only be called by the board of directors pursuant to a resolution adopted by a majority of the total number of directors which the corporation would have if there were no vacancies on the board of directors.
--------------------------------------------------------------------------------------------------------------
                                     VOTING
--------------------------------------------------------------------------------------------------------------
Elections for the board of directors are decided by a plurality of the votes cast. All other questions are decided by a majority of the votes entitled to be cast by the holders of stock represented and entitled to vote at a meeting, except as otherwise required by law, the certificate of incorporation, or the by-laws. Stockholders of record who beneficially own in excess of 10% of the outstanding shares of common stock are not entitled to any vote with respect to the shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as by any person acting in concert with such person.
--------------------------------------------------------------------------------------------------------------
               STOCKHOLDER PROPOSALS AND NOMINATIONS OF DIRECTORS
--------------------------------------------------------------------------------------------------------------
Stockholders may nominate directors or submit proposals at any annual meeting.
In order to do so, a stockholder must (1) be a stockholder of the company of record at the time of the giving of the notice for such annual meeting; (2) be entitled to vote at such meeting; and (3) give notice of director nominations or proposals to the Corporate Secretary no less than 90 days prior to the date of the annual meeting, provided that, in the event that less than 100 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by such stockholder must be received not later than the close of business on the 10th calendar day following the day on which public announcement is first made of the date of the annual meeting.
--------------------------------------------------------------------------------------------------------------
                    AMENDMENT OF CERTIFICATE OF INCORPORATION
--------------------------------------------------------------------------------------------------------------
The certificate of incorporation of both Queens and Haven provide that amendment of those provisions relating to amendment of the certificate of incorporation, restrictions on voting by beneficial owners of more than 10% of the corporation's stock, written consents of stockholders, special meetings of stockholders, classification of directors, director vacancies, removal of directors, nomination of directors, number of directors, adoption and amendment of by-laws, approval of business combinations, and indemnification of directors and officers requires the affirmative vote of 80% of the voting power of the then-outstanding shares of capital stock entitled to vote in the election of directors.
--------------------------------------------------------------------------------------------------------------
                              AMENDMENT OF BY-LAWS
--------------------------------------------------------------------------------------------------------------
The by-laws of both Queens and Haven may be amended either by the vote of a majority of the total number of directors which the corporation would have if there were no vacancies on the board of directors, or by the affirmative vote of the holders of at least 80% of the voting power entitled to vote in the election of directors.
--------------------------------------------------------------------------------------------------------------

                                       67

--------------------------------------------------------------------------------------------------------------
                   QUEENS                                                     HAVEN
--------------------------------------------------------------------------------------------------------------
                            STOCKHOLDER RIGHTS PLANS
--------------------------------------------------------------------------------------------------------------
As discussed under "RIGHTS AGREEMENTS" on pages o.
--------------------------------------------------------------------------------------------------------------
                  BUSINESS COMBINATION STATUTES AND PROVISIONS
--------------------------------------------------------------------------------------------------------------
Section 203 of the Delaware General Corporation Law prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation's voting stock, within three years after the person or entity becomes an interested stockholder, unless

         o        the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction;

         o        after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by persons who are both officers and directors of the issuing corporation and (b) shares held by specified employee benefit plans;

         o        after the person becomes an interested stockholder, the
                  business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder; or

         o        the transaction is one of certain business combinations that are proposed after the corporation had received other
                  acquisition proposals and that are approved or not opposed by a majority of certain continuing members of the board of
                  directors, as specified in the Delaware General Corporation
                  Law.

         Neither Queens' nor Haven's certificate of incorporation or by-laws contains an election, as permitted by Delaware law, to be exempt from the requirements of Section 203.

         The merger is not governed by the limitations set forth in Section 203 because the Haven board of directors approved the merger agreement and the stock option agreement before they were executed.
--------------------------------------------------------------------------------------------------------------
     LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS
--------------------------------------------------------------------------------------------------------------
The certificates of incorporation of both Queens and Haven provide that, except under certain circumstances, directors shall not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, and also provide for virtually identical indemnification of directors and officers, which is to the fullest extent permitted under the
Delaware General Corporation Law.
--------------------------------------------------------------------------------------------------------------

                                       68

        DISCUSSION OF ANTI-TAKEOVER PROTECTION IN QUEENS' CERTIFICATE OF
                            INCORPORATION AND BY-LAWS

GENERAL

         Certain provisions of the Queens certificate of incorporation and by-laws described above in "Description of Queens Capital Stock" on page o may have anti-takeover effects. These provisions may discourage attempts by others to acquire control of Queens without negotiation with Queens board of directors.
The effect of these provisions is discussed briefly below. In addition to these provisions of the Queens certificate of incorporation and by-laws, the rights agreement discussed in "RIGHTS AGREEMENTS-Queens Stockholder Rights Agreement"
on pages o may also have antitakeover effects. All of the provisions discussed below are contained in Queens' certificate of incorporation and by-laws currently.

AUTHORIZED STOCK

         The shares of Queens common stock and Queens preferred stock authorized by Queens' certificate of incorporation but not issued provide the Queens board of directors with the flexibility to effect certain financings, acquisitions, stock dividends, stock splits and stock-based grants without the need for a stockholder vote. The Queens board of directors, consistent with its fiduciary duties, could also authorize the issuance of these shares, and could establish voting, conversion, liquidation and other rights for the Queens preferred stock being issued, in an effort to deter attempts to gain control of Queens.

CLASSIFICATION OF BOARD OF DIRECTORS; NO CUMULATIVE VOTING

         Queens' certificate of incorporation and by-laws provide that the board of directors of Queens is divided into three classes of as nearly equal size as possible, with one class elected annually to serve for a term of three years.
This classification of the Queens board of directors may discourage a takeover of Queens because a stockholder with a majority interest in Queens would have to wait for at least two consecutive annual meetings of stockholders to elect a majority of the members of the Queens board of directors. Queens' certificate of incorporation also does not and will not, after the merger, authorize cumulative voting for the election of directors of Queens.

SIZE OF BOARD; VACANCIES; REMOVAL OF DIRECTORS

         The provisions of Queens' certificate of incorporation and by-laws giving the Queens board of directors the power to determine the exact number of directors and to fill any vacancies or newly created positions, and allowing removal of directors only for cause upon an 80% vote of stockholders are intended to insure that the classified board provisions discussed above are not circumvented by the removal of incumbent directors. Furthermore, since Queens stockholders do not, and will not, after the merger, have the ability to call special meetings of stockholders, a stockholder seeking to have a director removed for cause generally will be able to do so only at an annual meeting of stockholders. These provisions could make the removal of any director more difficult, even if such removal were desired by the stockholders of Queens. In addition, these provisions of Queens' certificate of incorporation and by-laws could make a takeover of Queens more difficult under circumstances where the potential acquiror seeks to do so through obtaining control of the Queens board of directors.

SPECIAL MEETINGS OF STOCKHOLDERS

         The provisions of Queens' certificate of incorporation and by-laws relating to special meetings of stockholders are intended to enable the Queens board of directors to determine if it is appropriate for Queens to incur the expense of a special meeting in order to present a proposal to Queens stockholders. If the Queens board of directors determines not to call a special meeting, stockholder proposals could not be presented to the stockholders for action until the next annual meeting, or until such proposal is properly presented before an earlier duly called special meeting, because stockholders cannot call a special meeting. In addition, these provisions could make a takeover of Queens more difficult under circumstances where the potential acquiror seeks to do so through obtaining control of the Queens board of directors.

STOCKHOLDER ACTION BY UNANIMOUS WRITTEN CONSENT

         The purpose of the provision in Queens' certificate of incorporation prohibiting stockholder action by written consent is to prevent any person or persons holding the percentage of the voting stock of Queens otherwise required to take corporate action from taking such action without giving notice to other stockholders and without the procedures of a stockholder meeting.

                                       69

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BY-LAWS

         The requirements in Queens' certificate of incorporation and by-laws for an 80% stockholder vote for the amendment of certain provisions of Queens'
certificate of incorporation and Queens' by-laws is intended to prevent a stockholder who controls a majority of the Queens stock from avoiding the requirements of important provisions of Queens' certificate of incorporation or by-laws simply by amending or repealing them. Thus, the holders of a minority of the shares of the Queens stock could block the future repeal or modification of
Queens' by-laws and certain provisions of the certificate of incorporation, even if such action were deemed beneficial by the holders of more than a majority, but less than 80%, of the Queens stock.

                                       70

              REGULATION AND SUPERVISION OF QUEENS AFTER THE MERGER

         The following discussion sets forth the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and incorporates by reference certain information relevant to Queens and Haven prior to the merger. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to Queens or its subsidiaries (or, prior to the merger, Haven or its subsidiaries) may have a material effect on its business.
This section does not contain a complete description of all statutes and regulations that may affect the business of Queens, Haven or their subsidiaries, either before or after the merger.

         Queens is currently a bank holding company and it is subject to regulation under the Bank Holding Company Act of 1956, as amended, and to inspection, examination and supervision by the Federal Reserve Board. Queens
County Savings Bank is a New York State-chartered savings bank subject to inspection, examination and supervision by the FDIC, at the federal level, and by the New York State Banking Department, at the state level. For further information regarding regulation and supervision of Queens and its subsidiaries, see discussions in the documents incorporated by reference into this document, such as Queens' Annual Report on Form 10-K for the year ended December 31, 1999.
See "Where You Can Find More Information" on page o.

         Haven is currently a savings and loan holding company. Its primary subsidiary, CFS Bank, is a federal savings association subject to regulation under the Home Owners' Loan Act, as amended, and to inspection, examination and supervision by the Office of Thrift Supervision, a federal regulatory agency.
For further information regarding regulation and supervision of Haven and its subsidiaries, see the discussions in the documents incorporated by reference into this document, such as Haven's Annual Report on Form 10-K for the year ended December 31, 1999. See "Where You Can Find More Information" on page o.

GENERAL

         When Haven merges into Queens, the surviving corporation, Queens, will be a bank holding company and will be regulated as Queens is currently regulated.

         Under the Bank Holding Company Act, bank holding companies generally may not acquire ownership or control of more than 5% of the voting shares or substantially all the assets of any company, including a bank, without the
Federal Reserve Board's prior approval. In addition, bank holding companies generally may engage, directly or indirectly, only in banking and those other activities that are determined by the Federal Reserve Board to be closely related to banking. Queens County Savings Bank and CFS Bank are also subject to restrictions on their business and activities discussed in each of the Annual
Reports on Form 10-K for the year ended December 31, 1999 for both Queens and
Haven.

         As a bank holding company, Queens' ability to pay dividends and make other distributions on its stock will be largely dependent on its ability to receive dividends and other funds from its primary subsidiaries, Queens County
Savings Bank and CFS Bank. Queens' ability to pay dividends and other distributions on its stock is, therefore, affected by statutes and regulations relating to the business of Queens County Savings Bank and CFS Bank that have the effect of limiting transfers of funds from Queens County Savings Bank and
CFS Bank to Queens. The nature and extent of these restrictions depend upon, among other things, Queens County Savings Bank and CFS Bank's level of regulatory capital and its income.

REGULATORY CAPITAL REQUIREMENTS

         Maintenance of regulatory capital ratios required by the federal bank regulatory agencies, such as the Federal Reserve Board, the FDIC and the OTS, may affect the ability of a bank holding company or a depository institution to pay dividends or other distributions on its stock. Failure to meet capital requirements could subject a bank or a bank holding company to a variety of enforcement remedies, including the termination of federal deposit insurance and to certain restrictions on its business under "prompt corrective action"
guidelines by the federal bank regulatory agencies.

         Queens and Queens County Savings Bank. Queens is subject to risk-based capital requirements and guidelines imposed by the Federal Reserve Board, which are substantially similar to the capital requirements and guidelines imposed by the FDIC on the depository institutions, such as Queens County Savings Bank, within its jurisdiction.

                                       71

         For this purpose, a depository institution's or holding company's assets and certain specified off-balance-sheet commitments and obligations are assigned to various risk categories. A depository institution's or holding company's capital, in turn, is classified in one of three tiers: (i) core, or
Tier 1, capital, which includes common equity, certain noncumulative perpetual preferred stock and related surplus, a limited amount of cumulative perpetual preferred stock at the holding company level and minority interests in equity accounts of consolidated subsidiaries, less goodwill and most intangible assets;
(ii) supplementary, or Tier 2, capital, which includes, among other items, perpetual preferred stock not meeting the Tier 1 definition, mandatorily convertible securities, subordinated debt and allowances for loan and lease losses, subject to certain limitations; and (iii) market risk, or Tier 3, capital, which includes qualifying unsecured subordinated debt. Risk-weighted assets are determined by multiplying certain categories of the institution's assets, including off-balance sheet equivalents, by an assigned risk weight of
0% to 100% based on the credit risk associated with those assets as specified in the agencies' regulations.

         Bank holding companies and depository institutions currently are required to maintain Tier 1 capital and total capital (the sum of Tier 1, Tier 2 and Tier 3 capital) equal, respectively, to at least 4% and 8% of their total risk-weighted assets. In addition, in order for a holding company or depository institution to be considered well capitalized for regulatory purposes, its Tier
1 and total capital ratios must be at least 6% and 10% on a risk-adjusted basis, respectively. At June 30, 2000, Queens and Queens County Savings Bank met or
exceeded all applicable regulatory capital ratios for being "well-capitalized".

         The Federal Reserve Board and the FDIC have also adopted rules to incorporate market and interest rate risk components into their risk-based capital standards. Under such risk assessment, examiners will evaluate a bank's capital for interest rate risk on a case-by-case basis, with consideration of both quantitative and qualitative factors such as the overall financial condition of the bank and the level of other risks at the bank for which capital is needed. Institutions with significant interest rate risk may be required to hold additional capital.

         The Federal Reserve Board and the FDIC also require bank holding companies and depository institu tions to maintain a minimum leverage ratio
(Tier 1 capital to adjusted total assets) of 3% if the holding company or depository institutions has the highest regulatory rating and is not experiencing significant growth. All other bank holding companies or depository institutions are required to maintain a minimum leverage ratio of at least 4%.

         The Federal Reserve Board and the FDIC may set capital requirements higher than the minimums noted above for holding companies or depository institutions whose circumstances warrant it. For example, holding companies or depository institutions experiencing or anticipating significant growth may be expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets.
Furthermore, the Federal Reserve Board has indicated that it will consider a tangible Tier 1 capital leverage ratio, deducting all intangibles, and other indicia of capital strength in evaluating proposals for expansion or new activities.

         CFS Bank. Under federal statute and OTS regulations, savings associations are required to comply with three separate capital adequacy standards. These institutions are required to have "core capital" equal to at least 3% of adjusted total assets, "tangible capital" equal to at least 1.5% of adjusted total assets and "total risk-based capital" equal to at least 8% of risk-weighted assets.

         "Core capital" includes common stockholders' equity (including common stock, common stock surplus and retained earnings but excluding any net unrealized gains or losses, net of related taxes, on certain securities available for sale), noncumulative perpetual preferred stock and any related surplus and minority interests in the equity accounts of fully consolidated subsidiaries. Intangible assets generally must be deducted from core capital, other than certain servicing assets and purchased credit card relationships, subject to limitations. "Tangible capital" means core capital less any intangible assets (except for mortgage servicing assets includable in core capital) and investments in subsidiaries engaged in activities not permissible for a national bank.

         For purposes of the risk-based capital requirement, "total risk-based capital" means core capital plus supplementary capital, so long as the amount of supplementary capital that is used to satisfy the requirement does not exceed the amount of core capital. "Supplementary capital" includes, among other things, subordinated debt issued pursuant to OTS regulations, general, valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on certain available-for-sale equity securities. Risk-weighted assets are determined by multiplying certain categories of the savings association's assets, including off-balance sheet equivalents, by an assigned risk weight of 0% to 100% based on the credit risk associated with those assets as specified in OTS regulations.

                                       72

         Under OTS regulations, an institution is treated as well capitalized if its ratio of total risk-based capital to risk-weighted assets is 10% or more, its ratio of core capital to risk-weighted assets is 6% or more, its ratio of core capital to adjusted total assets is 5% or more and it is not subject to any order or directive by the OTS to meet a specific capital level. At June 30,
2000, CFS Bank met or exceeded all applicable regulatory capital ratios for being "well-capitalized".

         The OTS has rules and policies similar to those of the Federal Reserve
Board and FDIC discussed above regarding evaluations for market and interest rate risk of the institution's capital and requirements for additional capital in circumstances that warrant it.

LIMITATIONS ON CAPITAL DISTRIBUTIONS

         Various federal and state statutory provisions limit the amount of dividends that Queens County Savings Bank and CFS Bank are able to pay to Queens without regulatory approval.

         General. In general, and in addition to the limitations discussed below, CFS Bank and Queens County Savings Bank may not pay dividends if, after paying those dividends, either would fail to meet the required minimum levels under risk-based capital guidelines, the minimum leverage ratio or the minimum tangible capital ratio, or if the appropriate bank regulatory agency notified the bank that it was in need of more than normal supervision. Under the Federal
Deposit Insurance Act, an insured depositary institution such as CFS Bank or
Queens County Savings Bank is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is used in the Federal
Deposit Insurance Act). Payment of dividends by CFS Bank or Queens County
Savings Bank also may be restricted at any time at the discretion of the appropriate regulator if it deems the payment to constitute an unsafe and unsound banking practice.

         The Federal Reserve Board has also issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal
Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The Federal Reserve's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks. These regulatory policies could affect the ability of
Queens to pay dividends or otherwise engage in capital distributions.

         Queens County Savings Bank. Under federal law, a state bank that is not a member of the Federal Reserve System, such as Queens County Savings Bank, cannot make any distribution or dividend if, following such distribution or dividend, the bank would be undercapitalized under the laws and regulations regarding regulatory capitalization of the bank. Under the New York State
Banking Law, Queens County Savings Bank may declare and pay dividends out of its net profits, unless there is an impairment of capital, but approval of the New
York State Superintendent of Banks is required if the total of all dividends declared in a calendar year would exceed the total of its net profits for that year combined with its retained net profits of the preceding two years, subject to certain adjustments.

         CFS Bank. Under OTS regulations, as applicable to CFS Bank, limitations are imposed upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. As the subsidiary of a savings and loan holding company, CFS Bank currently must file a notice with the OTS for each capital distribution. Upon completion of the merger, CFS Bank will be the subsidiary of a bank holding company and will not automatically have to file a notice for each capital distribution. However, certain distributions by CFS Bank that may adversely affect capital of CFS Bank or may exceed certain retained income limitations may require an application or a notice to the OTS.

TRANSACTIONS WITH AFFILIATES

         Under federal law and regulation, transactions between a bank, such as
Queens County Savings Bank and CFS Bank, and its affiliates, which term would include the holding company after the merger, Queens, and other companies controlled by Queens, are subject to quantitative and qualitative restrictions.
Banks are restricted in their ability to engage in certain types of transactions with their affiliates, including transactions that could provide funds to a holding company for the payment of capital distributions. These covered transactions include

         o        lending or extending credit to an affiliate,

                                       73

         o        purchasing assets from an affiliate,

         o        accepting securities issued by an affiliate as collateral for a loan or extension of credit, and

         o        issuing a guarantee, acceptance or letter of credit on behalf of an affiliate.

         Covered transactions are permitted between a bank and a single affiliate up to 10% of the capital stock and surplus of the bank, and between a bank and all of its affiliates up to 20% of the capital stock and surplus of the bank. The purchase of low-quality assets by a bank from an affiliate is not permitted. Each loan or extension of credit to an affiliate by a bank must be secured by collateral with a market value ranging from 100% to 130% of the amount of credit extended, depending on the type of collateral. Notwithstanding, and in addition to, the foregoing, federal savings associations, such as CFS
Bank, are not permitted to make a loan or extension of credit to any affiliate unless the affiliate is engaged only in activities that the Federal Reserve
Board has determined to be permissible for bank holding companies and are not permitted to purchase or invest in securities issued by an affiliate, other than shares of a subsidiary.

         Covered transactions between a bank and an affiliate, and other transactions with or benefitting an affiliate, must be on terms and conditions at least as favorable to the bank as those prevailing at the time for comparable transactions with non-affiliated companies. This arm's-length requirement applies to all covered transactions, as well as to

         o        the sale of securities or other assets to an affiliate,

         o        the payment of money or the furnishing of services to an
                  affiliate,

         o        any transaction in which an affiliate acts as agent or broker or receives a fee for its services to the bank or to any other person, and

         o        any transaction or series of transactions with a third party if any affiliate has a financial interest in the third party or is a participant in the transaction or series of
                  transactions.

INTERSTATE BANKING AND BRANCHING

         Under the Riegle-Neal Interstate Banking and Branching Efficiency Act
of 1994, subject to specified requirements:

         o        bank holding companies, such as Queens, are permitted to
                  acquire banks and bank holding companies located in any state;

         o        any bank that is a subsidiary of a bank holding company is permitted to receive deposits, renew time deposits, close
                  loans, service loans and receive loan payments as an agent for any other bank subsidiary of that holding company, although some restrictions apply to federal savings associations acting as agent for other bank subsidiaries of that bank holding
                  company; and

         o        banks are permitted to acquire branch offices outside their home states by merging with out-of-state banks, by
                  purchasing branches in other states and by establishing new, or de novo, branches in other states. Under the Riegle-Neal
                  Act, each state had the opportunity either to opt out of
                  this provision, thereby prohibiting interstate branching in such states, or to opt in at an earlier time, thereby
                  allowing interstate branching within that state.
                  Furthermore, a state may opt in with respect to de novo
                  branching, thereby permitting a bank to open new branches in a state in which the bank does not already have a branch. If a state chooses not to opt in to de novo branching, then a bank can only enter that state by acquiring an existing bank or branch.

         Queens County Savings Bank is also subject to the requirements of New
York law regarding opening new branches in New York or outside New York. In addition, Queens County Savings Bank is subject to the requirements of each state for branching into that state, including whether that state has chosen to opt into de novo branching. Any branching restrictions do not apply to CFS Bank, which, as a federal savings association, may branch nationwide under certain conditions.

ACQUISITION OF CONTROL

         Before any company may acquire more than 5% of the voting securities of a bank holding company such as Queens, that company must obtain approval of the
Federal Reserve Board. Also, under the Change in Bank

                                       74

Control Act, before any person may acquire control of Queens, as a bank holding company, it must submit 60 days' prior written notice to the Federal Reserve
Board and such notice must not be disapproved.

RECENT LEGISLATION

         On November 12, 1999, the President signed the Gramm-Leach-Bliley
Financial Modernization Act of 1999 into law. The Modernization Act:

         o        allows bank holding companies meeting management, capital and
                  Community Reinvestment Act standards to engage in a
                  substantially broader range of non-banking activities than previously was permissible, including insurance underwriting and making merchant banking investments in commercial and
                  financial companies;

         o        allows insurers and other financial services companies to
                  acquire banks;

         o        removes various restrictions that currently apply to bank
                  holding company ownership of securities firms and mutual fund advisory companies; and

         o        establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and
                  securities operations.

         The modernization act also modifies other current financial laws, including laws related to financial privacy and community reinvestment. The new financial privacy provisions generally prohibit financial institutions, including us, from disclosing nonpublic personal financial information to third parties unless customers have the opportunity to opt out of the disclosure.

         Queens will, during the regular course of its business, evaluate the potential opportunities presented by the modernization act, including evaluating its ability to engage in additional permitted activities or to acquire other companies engaged in additional permitted activities.

                                       75

                     COMPARATIVE MARKET PRICES AND DIVIDENDS

         Queens common stock and Haven common stock are included for quotation on the Nasdaq National Market System. The following table sets forth the high and low closing prices of shares of Queens common stock and Haven common stock as reported on the Nasdaq National Market, and the quarterly cash dividends declared per share for the periods indicated.

                                           QUEENS                                         HAVEN
                                        COMMON STOCK                                  COMMON STOCK
                                        ------------                                  ------------
                                            HIGH         LOW            DIVIDEND(1)      HIGH             LOW           DIVIDEND(2)

1997

           First Quarter                  $17.63       $13.41             $0.07         $18.19          $13.88           $0.075
           Second Quarter                  21.33(3)     15.85(3)           0.09(3)       19.13           15.25            0.075
           Third Quarter                   24.11        19.78              0.11          21.88           17.81            0.075
           Fourth Quarter                  27.00        22.94              0.13          23.00           19.13            0.075
1998

           First Quarter                   29.33        23.50              0.13          25.00           19.88            0.075
           Second Quarter                  31.42        27.25              0.17          28.75           24.75            0.075
           Third Quarter                   30.00(3)     23.58(3)           0.17(3)       26.75           14.38            0.075
           Fourth Quarter                  30.56        22.88              0.20          17.63           10.38            0.075
1999

           First Quarter                   31.69        27.00              0.25          16.13           12.75            0.075
           Second Quarter                  35.69        27.00              0.25          16.50           10.50            0.075
           Third Quarter                   32.37        26.94              0.25          19.00           14.56            0.075
           Fourth Quarter                  32.44        25.75              0.25          17.13           14.38            0.075
2000

           First Quarter                   26.58        17.75              0.25          15.75           11.88            0.075
           Second Quarter                  20.93        17.25              0.25          19.13           13.75            0.075
           Third Quarter                  [23.125]       o                 0.25           o              18.37
           (through October o)

------------------

(1)    Pursuant to the merger agreement, Queens may not, without the prior written consent of Haven, make, declare or pay any cash dividends in excess of $0.30 per share per quarter.

(2)    Pursuant to the merger agreement, Haven may not, without the prior written consent of Queens, make, declare or pay any dividend on the Haven common stock, except for its regular quarterly dividend of $0.075 per share, the record date for which, for the fourth quarter of 2000, shall be no earlier than November, 2000.

(3)    Reflects shares issued as a result of a 4-for-3 stock split on August 22,
       1996 and 3-for-2 stock splits on April 10, 1997, October 1, 1997 and
       September 29, 1998. Queens' high and low stock prices and dividends for prior periods have been adjusted to reflect the effect of such stock split.

         The following table sets forth the last reported sale price per share of Queens common stock and Haven common stock on (i) March 31, 2000, (ii) June
27, 2000, the last business day preceding public announcement of the signing of the merger agreement, and (iii) o, 2000, the last practicable date prior to the mailing of this Joint Proxy Statement/Prospectus:

                                                                      Queens                         Haven
                                                                   Common Stock                  Common Stock
                                                                   ------------                  ------------

March 31, 2000............................................            $18.063                       $15.625
June 27, 2000.............................................            18.125                        18.125
o, 2000...................................................               o                             o

------------------

(1)    On June 27, 2000, the high and low sales prices of Queens common stock were $18.75 and $17.6875, respectively, and the high and low sales prices of Haven common stock were $18.25 and $17.6875, respectively, all as reported on the Nasdaq National Market.

                                       76

         Haven and Queens stockholders are advised to obtain current market quotations for Queens common stock and Haven common stock. The market price of
Queens common stock will fluctuate between the date of this Joint Proxy
Statement/Prospectus and the Effective Date. No assurance can be given concerning the market price of Queens common stock before or after the Effective
Date.

QUEENS DIVIDENDS

         Queens currently pays cash dividends at an annual rate of $1.00 per share, which we expect will continue although the board of directors may change this dividend policy at any time. During 1999, Queens paid cash dividends of
$1.00 per share, and Haven paid cash dividends of $0.30 per share. Queens stockholders will be entitled to receive dividends when and if declared by the
Queens board of directors out of funds legally available for dividends. The
Queens board of directors will periodically consider the payment of dividends, taking into account Queens' financial condition and level of net income, Queens'
future prospects, economic conditions, industry practices and other factors, including applicable banking laws and regulations as discussed in "Regulation and Supervision of Queens" on pages o.

                                       77

               QUEENS COUNTY BANCORP. INC. AND HAVEN BANCORP, INC.
 UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

         The following Unaudited Pro Forma Combined Condensed Consolidated
Statement of Financial Condition combines the historical Consolidated Statement of Financial Condition of Queens and subsidiary and the adjusted historical
Consolidated Statement of Financial Condition of Haven and subsidiaries giving effect to the consummation of the merger on June 30, 2000, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Combined
Condensed Consolidated Financial Statements. The following Unaudited Pro Forma
Combined Condensed Consolidated Statements of Operations for the year ended
December 31, 1999 and the six months ended June 30, 2000 combine the historical
Consolidated Statements of Operations of Queens and subsidiary and Haven and subsidiaries giving effect to the merger as if the merger had become effective on June 30, 2000, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the
Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

         The unaudited pro forma combined condensed consolidated financial statements included herein are presented for informational purposes only. This information includes various estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be obtained in the future. The unaudited pro forma combined condensed consolidated financial statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical financial statements and related notes thereto of
Queens and subsidiary and Haven and subsidiaries information and notes thereto appearing elsewhere herein.

                                       78

               QUEENS COUNTY BANCORP. INC. AND HAVEN BANCORP, INC.
 UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                               AS OF JUNE 30, 2000
                                 (In thousands)

                                                       QUEENS         HAVEN              PRO FORMA       PRO FORMA
                                                     HISTORICAL    HISTORICAL            ADJUSTMENT       COMBINED
                                                     ----------    ----------            ----------      ---------
ASSETS
Cash and due from banks .......................         $17,249       $56,677                               $73,926
Money market investments ......................           6,000         5,753                                11,753
Securities available for sale .................          12,482       931,342        $ - 76,900 (D)         612,835
                                                                                         45,748 (D)
                                                                                        -36,959 (C)
                                                                                      -262,878  (G)
Securities held to maturity and FHLB stock ....         195,401        27,865                               223,266
Loans held for sale ...........................               0         7,838           -85,200 (D)           7,838
Loans receivable ..............................       1,750,277     1,824,983          -700,000 (G)       2,790,060
Allowance for loan losses .....................          -7,031       -17,235              8,000(B)         -16,266
                                                     ----------    ----------           -----------      ----------

Loans receivable, net .........................       1,743,246     1,807,748              -777,200       2,773,794
Excess over cost of fair value of net assets
acquired and other intangibles ................               -             -            129,104(E)         129,104
Other assets ..................................          73,255        93,393            62,807 (D)         229,455
                                                     ----------    ----------           -----------      ----------

Total assets ..................................       2,047,633     2,930,616              -916,278       4,061,971
                                                      =========     =========               =======       =========

LIABILITIES
Deposits ......................................       1,039,757     2,153,957            -5,200 (D)       3,044,514
                                                                                       -144,000 (G)
Borrowings ....................................         801,315       643,131           -12,200 (D)         611,531
                                                                                       -818,878 (G)
                                                                                          -1,837(D)
Other liabilities .............................          71,829        24,978                    --          96,807
                                                     ----------    ----------           -----------      ----------

Total liabilities .............................       1,912,901     2,822,066              -982,115       3,752,852
                                                     ----------    ----------           -----------      ----------

STOCKHOLDERS' EQUITY
Common stock ..................................             310           100              -100 (F)             310
Additional paid-in-capital ....................         150,966        53,190           -53,190 (F)         175,488
                                                                                         24,522 (C)
Retained earnings .............................         149,403        94,926           -94,926 (F)         149,403
Treasury stock ................................        -149,865        -8,155             8,155 (F)               0
Unearned compensation and ESOP shares .........         -16,013        -1,837           149,865 (F)
Accumulated other comprehensive ...............                                           1,837 (F)         -16,013
         Loss .................................             -69       -29,674            29,674 (F)             -69
                                                     ----------    ----------           -----------      ----------

         Total stockholders' equity ...........         134,732       108,550                65,837         309,119
                                                     ----------    ----------           -----------      ----------

Total liabilities and stockholders equity .....      $2,047,633    $2,930,616           $ - 916,278      $4,061,971
                                                     ==========    ==========           ===========      ==========

               The accompanying notes are an integral part of the
                     unaudited pro forma combined condensed
                       consolidated financial information.

                                       79

              QUEENS COUNTY BANCORP. INC. AND HAVEN BANCORP, INC.
    UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                (In thousands, except shares and per share data)

                                                      QUEENS           HAVEN             PRO FORMA          PRO FORMA
                                                    HISTORICAL       HISTORICAL         ADJUSTMENT           COMBINED
                                                    ----------       ----------         ----------          ---------

Interest income: ...............................    $  131,618     $  119, 413        $ (51,170)(G)         $ 215,647
         Loans .................................                                          15,786(G)

         Securities ............................        11,062          64,308           -21,240(G)            71,219
                                                                                          17,089(G)
         Money market investments ..............           443             142                                    585
                                                    ----------     -----------         ---------            ---------
                  Total interest income ........       143,123         183,863           -39,535(G)           287,451
                                                    ----------     -----------         ---------            ---------
Interest expense:
         Deposits ..............................        43,937          75,441            -7,560(G)           113,318
                                                                                           1,300(G)
          Borrowed funds .......................        30,283          37,465           -51,098(G)            28,850
                                                                                          12,200(G)
                                                    ----------     -----------          ---------            ---------
                  Total interest expense .......        74,220         112,906           -45,158(G)           141,968
                                                    ----------     -----------         ---------            ---------

                  Net interest income ..........        68,903          70,957             5,623              145,483
Provision for loan losses ......................        -2,400           3,625                --                1,225
         Net interest income after provision
                                                    ----------     -----------         ---------            ---------
         for  loan losses ......................        71,303          67,332             5,623              144,258
                                                    ----------     -----------         ---------            ---------

Non-interest income:
         Net gains on sales activities .........            --             750                                    750

         Fee and other income ..................         2,523          31,481                                 34,004
                                                    ----------     -----------                              ---------
                  Total non-interest income              2,523          32,231                                 34,754
                                                    ----------     -----------                              ---------
Non-interest expense
         Compensation and benefits .............       13,458          44,687                                 58,145
         Occupancy and equipment ...............         2,289          12,988                                 15,277
         Other .................................         5,643          22,418                                 28,061
         Amortization of excess of cost over
         fair value of net assets
         acquired ..............................                                           6,455(K)             6,455
                                                                                       ---------             ---------
         Total non-interest expense ............        21,390          80,093             6,455              107,938
Income before income tax expense ...............        52,436          19,470              -832               71,074
Income tax expense .............................        20,772           6,863              -308(I)            27,327
                                                    ----------     -----------         ---------             ---------
Net Income ................................           $ 31,664        $ 12,607            $ -524             $ 43,747
                                                    ==========     ===========         =========             =========

Net Income:
         Applicable to common stockholders:
         Basic ............................             31,664          12,607                                 43,747
         Diluted ..........................             31,664          12,607                                 43,747
Net Income per share:
         Basic ............................               1.71            1.44                                   1.56
         Diluted ..........................               1.67            1.38                                   1.54
Weighted average common shares:
         Basic ............................         18,526,890       8,749,336                             28,010,878
         Diluted ..........................         18,939,867       9,165,862                             28,423,855

               The accompanying notes are an integral part of the
                     unaudited pro forma combined condensed
                       consolidated financial information.

                                       80

     UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                (In thousands, except shares and per share data)

                                                        QUEENS          HAVEN             PRO FORMA           PRO FORMA
                                                      HISTORICAL     HISTORICAL          ADJUSTMENT           COMBINED
                                                      ----------     ----------          ----------           --------

Interest income:
         Loans ....................................    $ 67,729       $ 68,530        $ -25,585(G)           $ 118,567
                                                                                          7,893(G)
         Securities ...............................       6,472         34,798          -10,620(G)              39,194
                                                                                          8,544(G)
         Money market investments .................         129            260                -                    389
                                                       --------       --------        ---------              ---------

                  Total interest income ...........      74,330        103,588          -19,768                158,150
                                                       --------       --------        ---------              ---------

Interest expense:
         Deposits .................................      20,899         42,511           -3,780(G)              60,280
                                                                                            650(G)
         Borrowed funds ...........................      20,669         21,666          -25,549(G)              22,886
                                                                                          6,100(G)
                                                       --------       --------        ---------              ---------
                  Total interest expense ..........      41,568         64,177          -22,579                 83,166
                                                       --------       --------        ---------              ---------
                  Net interest income .............      32,762         39,411            2,811                 74,984
Provision for loan losses .........................           -          1,150                -                  1,150
                                                       --------       --------        ---------              ---------

         Net interest income after provision for
                  loan losses .....................      32,762         38,261            2,811                 73,834
                                                       --------       --------        ---------              ---------

Non-interest income:
         Net gains on sales activities ............           -            126                -                    126
         Fee and other income .....................       2,360         17,194                -                 19,554
                                                       --------       --------        ---------              ---------
                  Total non-interest income .......       2,360         17,320                -                 19,680
                                                       --------       --------        ---------              ---------

Non-interest expense:
         Compensation and benefits ................       6,919         19,578                -                 26,497
         Occupancy and equipment ..................       1,424          6,765                -                  8,189
         Other ....................................       2,815         18,152                -                 20,697
         Amortization of excess of cost over
           fair value of net assets acquired ......           -              -            3,228(K)               3,228
                                                       --------       --------        ---------              ---------
Total non-interest expense ........................      11,158         44,495            3,228                 58,881

Income before income tax expense ..................      23,964         11,086             -416(H)              34,634
Income tax expense ................................       8,600          3,899             -154(I)              12,345
                                                       --------       --------        ---------              ---------
Net income ........................................    $ 15,364        $ 7,187          $  -262               $ 22,289
                                                       ========        =======          =======               ========

Net Income:
         Applicable to Common Stockholders:
         Basic ....................................      15,364          7,187                                  22,289
         Diluted ..................................      15,364          7,187                                  22,289
Net Income per share:
         Basic ....................................        0.87           0.81                                    0.82
         Diluted ..................................        0.86           0.77                                    0.81
Weighted average common shares:
         Basic ....................................  17,678,976      8,882,499                              27,162,964
         Diluted ..................................  17,868,680      9,277,421                              27,352,668

               The accompanying notes are an integral part of the
                     unaudited pro forma combined condensed
                       consolidated financial information.

                                       81

 NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999 AND JUNE 30, 2000

         (A) Basis of Presentation

         The Unaudited Pro Forma Combined Condensed Consolidated Statement of
Financial Condition of Queens and subsidiary and Haven and subsidiaries at June
30, 2000 has been prepared as if the merger had been consummated on that date.
The Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations
for the year ended December 31, 1999 and the six months ended June 30, 2000 were prepared as if the merger had been consummated on January 1, 1999 and January 1,
2000, respectively. The unaudited pro forma combined condensed consolidated financial statements are based on the historical financial statements of Queens and Haven after giving effect to the merger under the purchase method of accounting and the assumptions and adjustments in the notes that follow.

         Assumptions relating to the pro forma adjustments set forth in the unaudited pro forma combined condensed consolidated financial statements are summarized as follows:

               (i) Estimated fair values -- Estimated fair values for securities available for sale, loans, deposits and borrowings were obtained from analysis performed by Salomon Smith Barney. The resulting net discount/premium on securities held-to-maturity and loans, respectively, for purposes of these pro forma financial statements, is being accreted/amortized to interest income on a sum-of-the-years digits method over eight and ten years, respectively. The actual discount/premium will be accreted/amortized to interest income to produce a constant yield to maturity. The resulting net premium and discount on deposits and borrowings, respectively, is being amortized/accreted into interest expense on a sum-of-the-years digits method over their remaining estimated lives.

               (ii) Income taxes -- a net deferred tax asset was recorded equal to the deferred tax consequences associated with the differences between the tax basis and book basis of the assets acquired and liabilities assumed, using a statutory tax rate of 47%.

         (B) The merger agreement requires Haven, at the written request of
Queens, to modify and change certain of its policies and practices, including loan policies and practices. Queens has advised Haven that it expects to make such a request and that it currently expects that compliance with such request will result in a reversal of the allowance for loan losses in the amount of $8 million. This request is primarily based upon the announced balance sheet restructuring plans which includes the disposition of up to approximately $700 million in loans at the time of closing. Differences in policies and practices of Haven and Queens which give rise to this reversal include, but are not limited to, evaluation of current and future economic trends, estimation of fair value, particularly for collateral dependent loans; designation of non accrual loans and underwriting standards. The reversal of the allowance is not reflected in the Unaudited Pro Forma Combined Condensed Consolidated Statements of
Operations as the statements are prepared as if the merger had occurred on
January 1, 2000. The reversal of the allowance for loan losses is also not reflected in the Unaudited Pro Forma Combined Condensed Consolidated Statements
of Financial Condition as of June 30, 2000.

                                       82

                                                                                CASH      100% STOCK           TOTAL
C.        Haven's total common shares outstanding(i) (ii)                                  $ 174,387       $ 174,387
          Cash-out of incremental stock options, net of tax(iii)             $ 5,959                           5,959
          Estimated transaction cost(iv)                                      31,000                          31,000
                                                                              36,959         174,387         211,346

          (i)  Based on 9,119,219 shares of Haven common stock outstanding as of
               June 30, 2000.
          (ii) Based on average market closing price between June 23 and June
               29, 2000 at $18.38125 of Queens common stock and exchange ratio of 1.04 of Haven common stock to Queens common stock.
          (iii) Assumes that none of the holders of Haven's stock options elect to exchange such option of Queens' options. As of June 30, 2000, there were 1,271,708 outstanding options to purchase Haven common stock with a weighted average price of $10.02. Statutory tax rate at 47%.
          (iv) Estimated transaction costs of $31 million consist of the following:

                                                                        In thousands
                                                                        ------------

          Merger-related compensation and severance ....................   $  11,000
          Professional services ........................................       4,000
          System and facilities conversion and other expense ...........      16,000

D.        Purchase accounting adjustments are estimated as follows:
                                                                                                        In thousands
                                                                                                        ------------

          Haven's net assets-historical at June 30, 2000(i) ............                                  $  108,550
          Adjustments to Haven's statement of condition: ...............                       $ 795
          Termination of Haven's ESOP (payoff of loan payable) .........                         206
          Termination of Haven's RRP ...................................                         836
          Termination of Haven's ESOP Unearned compensation ............                                       1,837
          Subtotal .....................................................
          Fair value adjustment:(ii) ...................................
          Securities available for sale(iii) ...........................                    (76,900)
          Securities available for sale (to restore the markdown on
          June 30, 2000) ...............................................                      45,748
          Loans receivable .............................................                    (85,200)
          Deposits .....................................................                       5,200
          Borrowings ...................................................                       8,000
          Allowance for loan losses ....................................                      12,200
          Subtotal - net fair value adjustments ........................                    (90,952)
          Tax effects of fair value adjustments at 47% .................                      62,807
          Total net adjustments to net assets acquired .................                                    (28,145)
          Adjusted net assets acquired .................................                                      82,242

          (i)  After adjustments as described above under note B.

          (ii) Fair value adjustments in accordance with purchase accounting under generally accepted accounting principles.

          (iii) Based on the intent to accelerate the disposition of such assets, an estimated purchase accounting adjustment was made.

E.        The excess of cost over the fair value of net assets acquired is set forth below:
          Total cost:
               Stock portion                                                               $ 174,387
               Cash portion                                                                   36,959
               Net assets acquired                                                           211,346
          Total excess of cost over the fair value of net assets                              82,242
          acquired
                                                                                             129,104

F.        Purchase accounting adjustments to eliminate Haven's stockholders' equity account

                                       83

G.    Pro forma adjustments to interest income and interest expense were calculated as follows:
                                                                                     FOR THE YEAR    FOR THE SIX
                                                                                         ENDED       MONTHS ENDED
                                                                                     DECEMBER 31,     JUNE 2000
                                                                                         1999
                                                                                            (in thousands)

      Reduction in interest income on securities sold to fund acquisition and
      restructuring ($300,000 at 7.08%) ...............................................    (21,240)        (10,620)
      Reduction in interest income on loans sold to fund acquisition and
      restructuring ($700,000 at 7.31%) ...............................................    (51,170)        (25,585)
      Accretion of discount on securities (8 years by using Sum of the Year Digit .....      17,089           8,544
      method)
      Accretion of discount on loans (10 years by using Sum of the Year Digit .........      15,786           7,893
      method)
               Total net adjustments - interest income ................................    (39,535)        (19,768)
      Reduction in interest expense on deposits ($141,000 @5.25%) .....................     (7,560)         (3,780)
      Reduction in interest on FHLB borrowings ($818,878 @6.24%) ......................    (51,098)        (25,549)
      Amortization of premium on deposits (7 years by using Sum of the Year Digit
      method) .........................................................................       1,300             650
      Amortization of premium on FHLB borrowings (1 year) .............................      12,200           6,100
               Total net adjustments - interest expense ...............................    (45,158)        (22,579)

H.    The amortization of the excess of cost over the fair value of net assets acquired is assumed to be straight-line over a period of twenty years.

I.    Income tax expense was calculated using Queen's estimated effective tax rate of 37%.

J.    Basic and fully diluted weighted average number of common and common stock equivalents utilized for the calculation per share for the periods presented were calculated using Queen's historical weighted average common and common stock equivalents plus 9,483,988 shares issued to Haven stockholders under the terms of the merger agreement.

K.    The following table summarizes the estimated impact of the amortization and accretion of the purchase accounting adjustments made in connection with the merger on Queen's results of operation for the next years:

      PROJECTED FUTURE                                  EXCESS OF COST OVER FAIR                     NET INCREASE
      AMOUNTS FOR THE                                 VALUE OF NET ASSETS ACQUIRED                    (DECREASE)
      YEARS ENDED                                                                         NET         IN INCOME
      DECEMBER 31,                                                                    (ACCRETION)    BEFORE TAXES
      2000                                                        6,455                (19,375)         12,920
      2001                                                        6,455                (28,005)         21,550
      2002                                                        6,455                (24,436)         17,981
      2003                                                        6,455                (20,866)         14,411
      2004                                                        6,455                (17,297)         10,842
      2005 and thereafter                                        96,828                (34,800)        (62,028)

                                       84

                                     EXPERTS

         The consolidated financial statements of Queens and its subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference into this document and in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference into Queens' Annual Report on Form 10-K which is incorporated by reference in this document, and upon the authority of
KPMG LLP as experts in accounting and auditing.

         The consolidated financial statements of Haven and its subsidiaries as of December 31, 1999 and 1998, and for each of the years in a three-year period ended December 31, 1999, have been incorporated by reference in this document and in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in Haven's 1999 Annual Report on Form
10-K, which is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         Queens expects representatives of KPMG LLP to attend Queens' special meeting, and Haven also expects representatives of KPMG LLP to attend Haven's special meeting. These representatives will have an opportunity to make a statement if they desire to do so, and we expect that they will be available to respond to any appropriate questions you may have.

                                  OTHER MATTERS

         As of the date of this document, the Queens board of directors and the
Haven board of directors know of no matters that will be presented for consideration at their respective special meetings other than as described in this document. However, if any other matter shall properly come before these special meetings or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting. However, no proxy that is voted against the merger agreement will be voted in favor of any adjournment or postponement.

QUEENS 2001 ANNUAL MEETING STOCKHOLDER PROPOSALS

         To be considered for inclusion in the Company's proxy statement and form of proxy relating to the Annual Meeting of Stockholders to be held in 2001, a shareholder proposal must be received by the Secretary of Queens at Queens'
offices at 38-25 Main Street, Flushing, New York 11354 not later than November
17, 2000. Any such proposal will be subject to 17 C.F.R. ss. 240.14a-8 of the
Rules and Regulations under the Securities Exchange Act of 1934, as amended.

         The Queens by-laws provide an advance notice procedure for a stockholder to properly bring business before an Annual Meeting. The stockholder must give written advance notice to the Secretary of Queens not less than ninety
(90) days before the date originally fixed for such meeting, provided, however, that in the event that less than one hundred (100) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder, to be timely, must be received not later than the close of business on the tenth day following the date on which Queens' notice to stockholders of the annual meeting date was mailed or such public disclosure was made.

         In order for notice of a stockholder proposal for consideration at
Queens' 2001 Annual Meeting to be timely, Queens would have to receive such notice no later than January 19, 2001, assuming that the 2001 Annual Meeting is held on April 18, 2001 and that Queens provides at least 100 days notice or public disclosure of the date of the meeting. The advance notice by stockholders must include the stockholder's name and address, as they appear on the Company's records of stockholders, a brief description of the proposed business, the reason for conducting such business at the Annual Meeting, the class and number of shares of the Company's capital stock that are beneficially owned by such stockholder, and any material interest of such stockholder in the proposed business. In the case of nominations to the board of directors, certain information regarding the nominee must be provided. Nothing in this paragraph shall be deemed to require Queens to include in its proxy statement and proxy relating to an annual meeting any stockholder proposal which does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

                                       85

HAVEN 2001 ANNUAL MEETING STOCKHOLDER PROPOSALS

         Haven will hold a 2001 Annual Meeting of Stockholders only if the merger is not consummated before the time of such meeting. To be considered for inclusion in the proxy statement and proxy relating to the Annual Meeting of
Stockholders to be held in 2001, a stockholder proposal must be received by the
Secretary of Haven at 615 Merrick Avenue, Westbury, New York 11590, not later than December 7, 2000. Any such proposal will be subject to applicable laws, rules and regulations, including 17 C.F.R. ss. 240.14a-8 of the Rules and
Regulations under the Exchange Act.

         The Haven by-laws provide an advance notice procedure for a stockholder to properly bring business before an Annual Meeting. The stockholder must give written advance notice to the Secretary of Haven not less than ninety (90) days before the date originally fixed for such meeting; provided, however, that in the event less than one hundred (100) days notice or prior public disclosure of the date of the Annual meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the date on which Haven's notice to stockholders of the Annual Meeting date was mailed or such public disclosure was made. The advance notice by stockholders must include the stockholder's name and address, as they appear on Haven's record of stockholders, a brief description of the proposed business, the reason for conducting such business at the Annual
Meeting, the class and number of shares of Haven's capital stock that are beneficially owned by such stockholder and any material interest of such stockholder in the proposed business. In the case of nominations to the Board of
Directors, certain information regarding the nominee must be provided. Nothing in this paragraph shall be deemed to require Haven to include in its proxy statement and proxy relating to an Annual Meeting any stockholder proposal which does not meet all of the requirements of inclusion established by the SEC in effect at the time such proposal is received.

                                       86

                       WHERE YOU CAN FIND MORE INFORMATION

         Queens has filed with the SEC a registration statement under the
Securities Act that registers the distribution to Haven stockholders of the shares of Queens stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Queens and Queens stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

         In addition, Queens and Haven file reports, proxy statements and other information with the SEC under the Securities Exchange Act. You may read and copy this information at the following locations of the SEC:

Public Reference Room                   New York Regional Office                Chicago Regional Office
450 Fifth Street, N.W.                  7 World Trade Center                    Citicorp Center
Room 1024                               Suite 1300                              500 West Madison Street
Washington, D.C. 20549                  New York, New York 10048                Suite 1400
                                                                                Chicago, Illinois

         You may also obtain copies of this information by mail from the Public
Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington,
D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, like Queens and Haven, who file electronically with the SEC. The address of the site is http://www.sec.gov.

         You should also be able to inspect reports, proxy statements and other information about Queens and Haven at the offices of the Nasdaq Stock Market,
Inc., 33 Whitehall Street, New York, New York 10004.

         The SEC allows Queens and Haven to incorporate by reference information into this document. This means that Queens and Haven can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

         This document incorporates by reference the documents listed below that
Queens and Haven previously filed with the SEC. They contain important information about the companies and their financial condition.

QUEENS SEC FILINGS                                                       PERIOD OR DATE FILED
---------------------------------------------------------------------------------------------
Annual Report on Form 10-K.......................       Year ended December 31, 1999

Quarterly Reports on Form 10-Q...................       Quarters ended March 31, 2000 and June 30, 2000

Current Reports on Form 8-K......................       Filed on June 30, 2000

The description of Queens common stock
set forth in the registration statement
on Form 8-A (No. 0-22278) filed pursuant
to Section 12 of the Securities
Exchange Act, including any amendment
or report filed with the SEC for the
purpose of updating this description.............       Filed on August 19, 1993

The description of the rights agreement,
contained in the registration statement
on Form 8-A filed pursuant to Section 12
of the Securities Exchange Act,
including any amendment or report filed
with the SEC for the purpose of updating
this description.................................       January 23, 1996

                                       87

HAVEN SEC FILINGS                                                        PERIOD OR DATE FILED
---------------------------------------------------------------------------------------------
Annual Report on Form 10-K.......................       Year ended December 31, 1999

Quarterly Reports on Form 10-Q...................       Quarters ended March 31, 2000 and June 30, 2000

Current Reports on Form 8-K......................       Filed on April 11, 2000, April 24, 2000 and June 30,
                                                        2000

The description of Haven common stock set
forth in the registration statement on
Form 8-A filed pursuant to Section 12 of the
Securities Exchange Act, including
any amendment or report filed with the SEC for
the purpose of updating this description.........       Filed on April 26, 1993

         In addition, Queens and Haven also incorporate by reference additional documents that either company may file with the SEC between the date of this document and the date of the Queens special meeting or Haven special meeting.
These documents include periodic reports, such as Annual Reports on Form 10-K,
Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         Queens has supplied all information contained or incorporated by reference in this document relating to Queens, as well as all pro forma financial information, and Haven has supplied all information relating to Haven.

         Documents incorporated by reference are available from Queens and Haven without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

                QUEENS COUNTY BANCORP, INC.                                   HAVEN BANCORP, INC.
               Investor Relations Department                            Attention: Catherine Califano,
                     38-25 Main Street                                     Senior Vice President and
                 Flushing, New York 11354                                   Chief Financial Officer
                   Phone: (718) 359-6400                                      615 Merrick Avenue
                                                                           Westbury, New York  11590
                                                                             Phone: (516) 683-4483

         QUEENS AND HAVEN STOCKHOLDERS REQUESTING DOCUMENTS SHOULD DO SO BY o,
2000 TO RECEIVE THEM BEFORE THE SPECIAL MEETINGS. YOU WILL NOT BE CHARGED FOR
ANY OF THESE DOCUMENTS THAT YOU REQUEST. IF YOU REQUEST ANY INCORPORATED
DOCUMENTS FROM QUEENS OR HAVEN, QUEENS OR HAVEN WILL MAIL THEM TO YOU BY FIRST
CLASS MAIL, OR ANOTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY AFTER IT
RECEIVES YOUR REQUEST.

         NEITHER QUEENS NOR HAVEN HAS AUTHORIZED ANYONE TO GIVE ANY INFORMATION
OR MAKE ANY REPRESENTATION ABOUT THE MERGER OR OUR COMPANIES THAT IS DIFFERENT
FROM, OR IN ADDITION TO, THAT CONTAINED IN THIS DOCUMENT OR IN ANY OF THE
MATERIALS THAT HAVE BEEN INCORPORATED INTO THIS DOCUMENT. THEREFORE, IF ANYONE
DOES GIVE YOU INFORMATION OF THIS SORT, YOU SHOULD NOT RELY ON IT. IF YOU ARE IN
A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO
EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS DOCUMENT OR THE
SOLICITATION OF PROXIES IS UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS
UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS
DOCUMENT DOES NOT EXTEND TO YOU. THE INFORMATION CONTAINED IN THIS DOCUMENT
SPEAKS ONLY AS OF THE DATE OF THIS DOCUMENT UNLESS THE INFORMATION SPECIFICALLY
INDICATES THAT ANOTHER DATE APPLIES.

                                       88

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Queens County Bancorp, Inc. (the "Company") certificate of incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for:

          o    any breach of the director's duty of loyalty to the company or its stockholders,

          o    acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law,

          o    under Section 174 of the Delaware General Corporation Law (the
               "Act"), or

          o    any transaction from which the director derived an improper personal benefit.

         The Company's certificate of incorporation also provides that each person who is made party to a suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, shall be indemnified and held harmless by the Company to the fullest extent permitted by the Act or by another other applicable law.

         The Company's certificate of incorporation also permits the Company to maintain insurance to protect itself and any director, officer, employee or agent against any such liability, expense or loss.

         Section 145 of the Act provides that, subject to certain limitations in the case of suits brought by a corporation and derivative suits brought by a corporation's stockholders in its name, a corporation may indemnify any person who is made a party to any suit or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation against expenses, including attorney's fees, judgments, fines and amounts paid in settlement reasonably incurred by him in connection with the action, through, among other things, a majority vote of the directors who were not parties to the suit or proceeding, if the person (1) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (2) in a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 145(b) of the Act provides that no such indemnification of directors, officers, employees or agents may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                                       89

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT NUMBER             DESCRIPTION

2.1                        Agreement and Plan of Merger, dated as of June 27, 2000, between Queens County
                           Bancorp, Inc. and Haven Bancorp, Inc. (included as Appendix A to the Joint Proxy
                           Statement/Prospectus contained in this Registration Statement).

3.1                        Certificate of Incorporation of Queens County Bancorp, Inc. (incorporated herein by reference to Exhibit 3.1 to Queens' Form S-1, Registration No. 33-66852, dated
                           November 1, 1993).

3.2                        By-Laws of Queens County Bancorp, Inc. (incorporated herein by reference to
                           Exhibit 3.2 to Queens' Form S-1, Registration No. 33-66852, dated November 1,
                           1993).

4.1                        Rights Agreement, dated as of January 16, 1996, between Queens County Bancorp,
                           Inc. and ChaseMellon Shareholder Services, LLC, as Rights Agent, including the form of rights certificate attached as Exhibit A thereto (incorporated herein by reference to
                           Exhibit 4 to Queens' Form 8-K dated January 24, 1996).

5.1                        Opinion of Sullivan & Cromwell, counsel to Queens, regarding validity of common stock being registered.*

8.1                        Opinion of Sullivan & Cromwell regarding material federal income tax consequences.*

8.2                        Opinion of Thacher Proffitt & Wood regarding material federal income tax consequences.*

10.1                       Stock Option Agreement, dated as of June 27, 2000, between Queens County
                           Bancorp, Inc. and Haven Bancorp, Inc. (included as Appendix B to the Joint Proxy
                           Statement/Prospectus contained in this Registration Statement).

10.2                       Agreement, dated June 27, 2000, by and between CFS Bank and Dennis Hodne.**

10.3                       Agreement, dated June 27, 2000, by and between Queens County Bancorp, Inc. and
                           Dennis Hodne.**

10.4                       Agreement, dated June 27, 2000, by and between CFS Bank and William J. Jennings
                           II.**

10.5                       Agreement, dated June 27, 2000, by and between Queens County Bancorp, Inc. and
                           William J. Jennings II.**

10.6                       Consulting Agreement, dated June 27, 2000, by and among Queens County Bancorp,
                           Inc., CFS Bank and Philip S. Messina.**

23.1                       Form of Consent of KPMG LLP relating to Queens.

23.2                       Consent of KPMG LLP relating to Haven.*

23.3                       Consent of Sullivan & Cromwell (included in the opinion filed as Exhibit 8.1 to this
                           Registration Statement).

23.4                       Consent of Thacher Proffitt & Wood (included in the opinion filed as Exhibit 8.2 to this Registration Statement).*

23.5                       Consent of Lehman Brothers Inc. (included in the opinion filed as Exhibit 99.3 to this Registration Statement).

                                       90

23.6                       Consent of Salomon Smith Barney Inc. (included in the opinion filed as Exhibit 99.4 to this Registration Statement).

24.1                       Powers of Attorney.

99.1                       Form of Proxy Card of Queens County Bancorp, Inc.*

99.2                       Form of Proxy Card of Haven Bancorp, Inc.*

99.3                       Opinion of Salomon Smith Barney Inc. (included as Appendix C to the Joint Proxy
                           Statement/Prospectus contained in this Registration Statement).

99.4                       Opinion of Lehman Brothers Inc. (included as Appendix D to the Joint Proxy
                           Statement/Prospectus contained in this Registration Statement).

* To be filed by amendment

** Previously filed

ITEM 22.  UNDERTAKINGS.

         (a)     The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                         (i) To include any prospectus required by Section
                    10(a)(3) of the Securities Act of 1933;

                         (ii) To reflect in the prospectus any facts or events
                    arising after the effective date of the Registration
                    Statement (or the most recent post-effective amendment
                    thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the
                    Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed
                    that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be
                    reflected in the form of prospectus filed with the
                    Securities and Exchange Commission pursuant to Rule 424(b)
                    if, in the aggregate, the changes in volume and price
                    represent no more than 20 percent change in the maximum
                    aggregate offering price set forth in the "Calculation of
                    Registration Fee" table in the effective registration
                    statement; and

                         (iii)To include any material information with respect
                    to the plan of distribution not previously disclosed in the
                    Registration Statement or any material change to such
                    information in the Registration Statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the
Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and
Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934 that are incorporated by reference in the
Registration Statement.

               (2) That, for the purpose of determining any liability under the
          Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the
Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities
Exchange Act of 1934 that is incorporated by reference in the Registration
Statement shall be

                                       91

deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)(1) The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned registrant hereby undertakes that every prospectus
(i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of
1933 and is used in connection with an offering of securities subject to Rule
415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amend ment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

         (d) Insofar as indemnification for liabilities arising under the
Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and
Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforce able. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the
Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                       92

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Queens
County Bancorp, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this
Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Flushing, and State of
New York, on the o day of o, 2000.

         QUEENS COUNTY BANCORP, INC.

         By:     /s/ Joseph R. Ficalora
                 -----------------------------------------------
                 Joseph R. Ficalora
                 Chairman, President and Chief Executive Officer
                 (Principal Executive Officer)

                                POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, this
Registration Statement has been signed below on o, 2000 by the following persons in the capacities and on the dates indicated.

         KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below (other than Mr. Ficalora) constitutes and appoints Joseph R. Ficalora, and
Mr. Ficalora constitutes and appoints Michael J. Lincks, as the true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the
Form S-4 Registration Statement and any or all amendments to the Form S-4
Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange
Commission, respectively, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and things requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Name                                      Title

/s/ Joseph R. Ficalora                    Chairman of the Board, President and
------------------------                  Chief Executive Officer (Principal
Joseph R. Ficalora                        Executive Officer)

/s/ Michael J. Lincks                     Executive Vice President and
------------------------                  Corporate Secretary
Michael J. Lincks

/s/ Robert Wann                           Senior Vice President, Comptroller
------------------------                  and Chief Financial Officer (Principal
Robert Wann                               Financial and Accounting Officer)

*                                         Director
------------------------
Harold E. Johnson

*                                         Director
------------------------
Donald M. Blake

                                       93

*                                         Director
------------------------
Max L. Kupferberg

*                                         Director
------------------------
Henry E. Froebel

*                                         Director
------------------------
Howard C. Miller

*                                         Director
------------------------
Dominick Ciampa

*                                         Director
------------------------
Richard H. O'Neill

*By:  /s/ Joseph R. Ficalora              Director
     -----------------------
       Joseph R. Ficalora
       Attorney-in-Fact

                                       94